As filed with the Securities and Exchange Commission on July 28, 2004.

File No. 333-114171

File No. 811-08075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Registration Statement

Pre Effective Amendment No. 1

Post Effective Amendment No.

and/or

REGISTRATION STATEMENT

Under

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 37

Massachusetts Mutual Variable Life Separate Account I

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Robert Liguori

Senior Vice President and Co-General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous

It is proposed that this filing will become effective (check appropriate box)

☐	Immediately upon filing pursuant to paragraph (b) of Rule 485.
☐	On pursuant to paragraph (b) of Rule 485.
☐	60 days after filing pursuant to paragraph (a) of Rule 485.
☐	On pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This Registrant hereby amends this registration statement on such date or dates as may by necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE

REQUIRED BY FORM N-6

N-6 Item	Caption in Prospectus

1	Cover Page; Back Cover

2	Summary of Benefits and Risks

3	Fee Tables

4	The Separate Account; The Company; Underlying Funds

5	Charges and Deductions

6	Description of Owner, Insured, and Beneficiary; Policy Transactions; Death Benefit; Premiums; Other Information; Other Benefits Available Under the Policy

7	Purchasing a Policy; Premiums; Policy Value

8	Death Benefit; Policy Value

9	Surrenders; Withdrawals; Your Right to Cancel

10	Loans

11	Policy Termination and Reinstatement

12	Federal Income Tax Considerations

13	Legal Proceedings

14	Financial Statements

Caption in Statement of Additional Information

15	Cover Page; Table of Contents

16	The Company; The Separate Account

17	Services

18	Not Applicable

19	Additional Information About the Operation of the Contracts and the Registrant

20	Underwriters

21	Additional Information About Charges

22	Not Applicable

23	Not Applicable

24	Financial Statements

25	Performance Data

26	Not Applicable

SVUL GuardSM

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes a survivorship, flexible premium, adjustable, variable life insurance policy (the policy) offered by Massachusetts Mutual Life Insurance Company. While this policy is in force, it provides lifetime insurance protection on two insureds.

The owner (you or your) has a number of investment choices in this policy. They include a guaranteed principal account (the GPA) and the funds offered through our Separate Account, Massachusetts Mutual Variable Life Separate Account I (the Separate Account). These funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment funds. The death benefit may vary and the net surrender value will vary, depending on the investment performance of the funds.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy or to anyone to whom it is illegal to offer the policy.

The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy may not be to your advantage.

The policy:

•	Is not a bank or credit union deposit or obligation.
•	Is not FDIC or NCUA insured.
•	Is not insured by any federal government agency.
•	Is not guaranteed by any bank or credit union.
•	May go down in value.

To learn more about the policy you can obtain a copy of the Statement of Additional Information (SAI), dated August 9, 2004. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. For a free copy of the SAI, or for general inquiries, contact our Administrative Office:

MassMutual Customer Service Center

PO Box 1865

Springfield, MA 01102-1865

1-800-272-2216

www.massmutual.com

You may request a free personalized illustration of death benefits, surrender values, and cash values from your financial representative or by calling our Administrative Office.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

Effective: August 9, 2004

SVUL GuardSM

i

Massachusetts Mutual Variable Life Separate Account I

The following funds are offered through the Massachusetts Mutual Variable Life Separate Account I. You may invest in any of the listed funds as well as the guaranteed principal account.

AIM Variable Insurance Funds1

INVESCO VIF—Financial Services Fund (Series I)

INVESCO VIF—Health Sciences Fund (Series I)

INVESCO VIF—Technology Fund (Series I)

American Century® Variable Portfolios, Inc.

American Century® VP Income & Growth Fund

American Century® VP Value Fund

American Funds Insurance Series®

American Funds® Asset Allocation Fund (Class 2)

American Funds® Growth-Income Fund (Class 2)

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Franklin Templeton Variable Insurance Products Trust

Franklin Small Cap Value Securities Fund (Class 2)

Templeton Foreign Securities Fund (Class 2)

Goldman Sachs Variable Insurance Trust

Goldman Sachs VIT Capital Growth Fund

Janus Aspen Series

Janus Aspen Balanced Portfolio (Service)

Janus Aspen Capital Appreciation Portfolio (Service)

Janus Aspen Worldwide Growth Portfolio (Service)

MFS® Variable Insurance TrustSM

MFS® Investors Trust Series

MFS® New Discovery Series

MML Series Investment Fund

MML Blend Fund

MML Emerging Growth Fund

MML Enhanced Index Core Equity Fund

MML Equity Fund

MML Equity Index Fund (Class II)

MML Growth Equity Fund

MML Inflation-Protected Bond Fund

MML Large Cap Value Fund

MML Managed Bond Fund

MML Money Market Fund

MML OTC 100 Fund

MML Small Cap Equity Fund

MML Small Cap Growth Equity Fund

MML Small Company Opportunities Fund

Oppenheimer Variable Account Funds

Oppenheimer Aggressive Growth Fund/VA

Oppenheimer Bond Fund/VA

Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Global Securities Fund/VA

Oppenheimer High Income Fund/VA

Oppenheimer Main Street Fund®/VA

Oppenheimer Strategic Bond Fund/VA

Panorama Series Fund, Inc.

Oppenheimer International Growth Fund/VA

Scudder Investment VIT Funds

Scudder VIT Small Cap Index Fund

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio

T. Rowe Price Equity Income Portfolio

[1]	Prior to May 1, 2004, known as INVESCO Variable Investment Funds, Inc.

Massachusetts Mutual Variable Life Separate Account I

ii

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words, or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
account value	27
Administrative Office	i
attained age	4
contestable period	40
division	19
face amount	12
general investment account	19
good order	15
grace period	29
guaranteed death benefit* measure	28
guaranteed death benefit* safety test	28
initial face amount	12
initial no lapse period	28
issue date	16
modified endowment contract (“MEC”)	49
monthly charge date	43
net investment experience	27
net premium	15
net surrender value	35
planned premium	13
policy date	16
policy debt	35
policy debt limit	28, 36
register date	16
valuation date	17
7-pay test	49

* The term “guaranteed death benefit” may vary in some jurisdictions. In some states it may be referred to as “no lapse”. For example, a policy may refer to the “no lapse measure” and “no lapse safety test” instead of the “guaranteed death benefit measure” and the “guaranteed death benefit safety test”.

Index of Special Terms

Summary of Benefits and Risks

The following is a summary of the benefits and risks of the policy. It is only a summary. Additional information on the policy’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Policy

DEATH BENEFIT	The primary benefit of your policy is life insurance coverage. While the policy is in force, a death benefit will be paid to the beneficiary when the second death occurs.
COVERAGE ON THE LIFE OF TWO INSUREDS	The policy provides lifetime insurance protection on the lives of the two insureds named in the policy. We will pay a death benefit when the second death occurs.
CHOICE OF DEATH BENEFIT OPTIONS

The policy offers four death benefit options. Each is the greater of the minimum death benefit, or:

1.  Level Option: The current face amount.

2.  Return of Account Value Option: The current face amount plus the account value of the policy.

3.  Return of Premium Option: The current face amount plus the total of the premiums that were paid, less any premiums refunded. (Available at issue only.)

4.  Return of Separate Account Option: The current face amount, plus the account value, minus the value of the guaranteed principal account excluding any policy loan.

RIGHT TO RETURN THE POLICY	You have a limited period of time after the policy is issued during which you can cancel the policy and receive a refund.
VARIABLE INVESTMENT CHOICES	The policy offers a choice of over 40 investment divisions within its Separate Account. Each division invests in shares of a designated investment fund.
GUARANTEED PRINCIPAL ACCOUNT	In addition to the above mentioned variable investment choices, you may also invest in the guaranteed principal account (GPA). Amounts allocated to the GPA are guaranteed and earn interest daily.
FLEXIBILITY

The policy is designed to be flexible to meet your specific life insurance needs. Within limitations, you can:

• choose the timing, amount and frequency of premium payments;

• change the death benefit option;

• increase or decrease the policy’s face amount;

• change the beneficiary;

• change your investment selections.

TRANSFERS	Within limitations, you may transfer funds among the investment divisions and the guaranteed principal account. We also offer two automated transfer programs: Dollar Cost Averaging and Portfolio Rebalancing.
SURRENDERS AND WITHDRAWALS	You may surrender your policy and we will pay you its net surrender value. You may also withdraw a part of the net surrender value. A withdrawal reduces the policy values and may reduce the face amount of the policy and does not have to be paid back.
LOANS	You may take a loan on the policy. The policy secures the loan. Taking a loan may have adverse tax consequences and may cause your policy to lapse even if the guaranteed death benefit safety test is met.
SAFETY TEST	During defined periods of the policy, your policy will not terminate, regardless of its account value, as long as you have made the specified minimum premium payments, the guaranteed death benefit measure is positive, and the policy’s debt limit has not been exceeded.
ASSIGNABILITY	You may generally assign the policy as collateral for a loan or other obligation.
TAX BENEFITS	You are not generally taxed on the policy’s earnings until you withdraw account value from your policy. This is known as tax deferral.
ADDITIONAL BENEFITS	There are a number of additional benefits you may add to your policy by way of riders. The riders available with this policy are listed in the Other Benefits Available Under the Policy section.

Summary of Benefits and Risks

Risks of the Policy

INVESTMENT PERFORMANCE	The value of your policy will fluctuate with the performance of the variable investment divisions you select. Your variable investment divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any account value invested in your variable investment divisions.
SUITABILITY	Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need the premium payment in a short period of time. Short-term investment strategies may be restricted by the Company.
EARLY SURRENDER	If you surrender your policy you will be subject to surrender charges during the first 19 policy years and during the first 19 years after an increase in the policy’s face amount. Surrender charges are also known as “deferred sales loads”. The surrender charge will reduce the proceeds payable to you. In some situations, it is possible that there will be little or no value in the policy after the surrender charges are deducted. An early surrender can also result in adverse tax consequences.
TERMINATION	Your policy could terminate if the value of the policy becomes too low to support the policy’s monthly charges, it fails the guaranteed death benefit safety test, or it exceeds its debt limit. Before the policy terminates, however, you will receive a grace period during which you will be notified in writing that your coverage may terminate unless you pay additional premium.
LIMITATIONS ON ACCESS TO CASH VALUE

• Withdrawals are not available in the first policy year or after the younger insured’s attained age 99. (An insured’s “attained age” is equal to their issue age plus the number of completed policy years.)

• A withdrawal reduces the policy values and may reduce the face amount of the policy. A withdrawal may have adverse tax consequences.

• We may not allow a withdrawal if it would reduce the face amount to less than the policy’s minimum face amount.

• The minimum withdrawal is $100, including the $25 withdrawal fee.

• The maximum withdrawal is 75% of the net surrender value.

LIMITATIONS ON TRANSFERS

• Transfers from the guaranteed principal account are generally limited to one per policy year and may not exceed 25% of its non-loaned value.

• We reserve the right to reject or restrict transfers if we determine the transfers reflect frequent trading or a market-timing strategy.

IMPACT OF LOANS	Taking a loan from your policy may increase the risk that your policy will terminate. If your policy exceeds the policy debt limit, it may terminate even if the GDB safety test is met. Taking a loan will have a permanent effect on the policy’s net surrender value and will reduce the death proceeds. Also, policy termination with an outstanding loan can result in adverse tax consequences.
ADVERSE TAX CONSEQUENCES

Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your policy may become a “modified endowment contract” (MEC). Under federal tax law, loans, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions includible in income received before you attain age 59½, may be subject to a 10% penalty tax.

Existing tax laws that benefit this policy may change at any time.

ADDITIONAL RISKS	The type of investments that a fund company makes will also create risk. A comprehensive discussion of the risks of each of the funds underlying the divisions of the Separate Account may be found in that fund’s prospectus. You should read the fund’s prospectus carefully before investing.
IMPACT OF TRANSACTIONS ON GUARANTEED DEATH BENEFIT MEASURE AND GUARANTEED DEATH BENEFIT SAFETY TEST

If you choose to allocate premium payments or account value to the guaranteed principal account (GPA) in order to satisfy the guaranteed death benefit (GDB)* safety test, you should be aware that:

• Policy transactions, such as transfers, withdrawals, and loans, which involve the GPA will have an impact on your GDB measure.

• Changes to your policy that affect the value of the GPA will impact your GDB measure. These policy changes include, but are not limited to: face amount changes, death benefit option changes, premium payment frequency changes, and adding or terminating riders.

If the change or transaction results in a reduction to the GDB measure, your policy may not meet the GDB safety test on the monthly charge date on which the change or transaction is effective.

Therefore, before making a policy change or completing a policy transaction, you should be aware that doing so may put your policy at risk of early termination. You should contact your registered representative and request a new policy illustration that takes into account policy transactions or changes involving the GPA.

*  The term “guaranteed death benefit” may vary in some jurisdictions. In some states it may be referred to as “no lapse”. For example, a policy may refer to the “no lapse measure” and “no lapse safety test” instead of the “guaranteed death benefit measure” and the “guaranteed death benefit safety test”.

Summary of Benefits and Risks

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. A more detailed description of these fees can be found in the Charges and Deductions section of this prospectus.

Transaction Fees

This table describes fees and expenses that you will pay at the time you pay premium, take account value out of the policy, or exercise certain riders.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Premium Expense Charge[1]	When you pay premium.	All Coverage Years 5.0% of the premium payment is deducted from each premium paid	Same as Current
Surrender Charges[1,2,3,4]	When you surrender the policy for its net surrender value. Charge may also apply at the time of an elected decrease in face amount.	First Coverage Year[3] Rates per $1,000 of face amount • $11.48 – $56.52	Same as Current
Surrender charge for a 65-year-old male and a 65-year-old female, both non-tobacco users, in the standard risk class, with death benefit option 1, and $500,000 face amount.[1,2,3,4]	When you surrender the policy for its net surrender value. Charge may also apply at the time of an elected decrease in face amount.	First Coverage Year[3] Rate per $1,000 of face amount • $38.13	First Coverage Year[3] Rate per $1,000 of face amount • $38.13
Processing Fees	When Fee is Deducted	Current Amount Deducted	Maximum Amount Deducted
Withdrawal Fee	When you withdraw a portion of your account value from the policy.	$25 per withdrawal	Same as Current
Accelerated Death Benefit Rider	When you elect an accelerated death benefit payment.	$150	$250
Policy Split Option Rider	When you elect the policy split option.	$250	Same as Current

1	Maximum and current surrender charges may vary in New York, but will not exceed the maximum surrender charges shown. Please contact your registered representative for more information.
2	The rates vary by the younger insured’s age and both insureds’ genders and risk classifications, and by the year of coverage. This rate may not be representative of the charge that a particular policyowner will pay. If you would like information on the surrender charge rates for your particular situation, you can request a personalized illustration from your financial representative or by calling the MassMutual Customer Service Center at 1-800-272-2216.

Fee Tables

3	Surrender charges generally apply for the first 19 years of a segment’s coverage. They decrease each year and in any year will equal the first year’s surrender charge multiplied by the applicable coverage year factor listed in the following table. The factors for the younger insured’s issue ages above 80, or for the younger insured’s attained ages above 80 on additional segments, may be lower than those shown below.

Coverage Year	Factor	Coverage Year	Factor
1	1.00	11	0.45
2	0.90	12	0.41
3	0.83	13	0.37
4	0.76	14	0.33
5	0.71	15	0.29
6	0.66	16	0.25
7	0.61	17	0.21
8	0.57	18	0.16
9	0.52	19	0.08
10	0.48	20	0.00

4	Under certain circumstances the surrender charge may not apply when exchanging an existing variable life insurance policy offered by MassMutual or one of its subsidiaries for a qualifying non-variable life insurance policy offered by MassMutual or one of its subsidiaries. Please see the “Surrender Charges” section for more information.

Fee Tables

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than fund operating expenses, during the time that you own the policy.

Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted
Insurance Charge[1]	Monthly, on the policy’s monthly charge date.	Minimum/Maximum[2,3] Rates per $1000 of insurance risk • $0.0 – $80.83	Minimum/Maximum[2] Rates per $1000 of insurance risk • $0.0 – $83.33
Insurance charge for a 65-year-old male and a 65-year-old female, both non-tobacco users, in the standard risk class, with death benefit option 1, and $500,000 face amount.[1,2,3]	Monthly, on the policy’s monthly charge date.	Rate per $1000 of insurance risk: • $0.01[3]	Rate per $1000 of insurance risk: • $0.02[3]
Administrative Charge	Monthly, on the policy’s monthly charge date.	$12 per policy	Same as Current
Asset Charge[4]	Daily

Annual Rates

Policy Years 1-15

Your Account Value

• $            0 — $49,999.99:0.90%

• $  50,000 — $99,999.99:0.80%

• $100,000+                     : 0.70%

of the policy’s average daily net assets in the Separate Account

Policy Years: 16+

0.70% of the policy’s average daily net assets in the Separate Account.

Annual Rates All Policy Years 0.90% of the policy’s average daily net assets in the Separate Account.
Face Amount Charge[5,6]	Monthly, on the policy’s monthly charge date.	Minimum/Maximum Rates per $1000 of the face amount Years 1-20 $0.12 – 0.30 Years 21+ $0.00	Same as Current
Face amount charge for a 65-year-old male and a 65-year-old female, both non-tobacco users, in the standard risk class, with death benefit option 1, and $500,000 face amount.[3]	Monthly, on the policy’s monthly charge date.	Rate per $1000 of face amount $0.30[3]	Rate per $1000 of face amount $0.30[3]
Loan Interest Rate Expense Charge	Reduces the interest we credit on the loaned value. We credit loan interest daily.	Policy Years 1-15 1.00% Policy Years 16+ 0.00%	Policy Years 1-15 1.00% Policy Years 16+ 0.25%

Fee Tables

+Charge	When Charge is Deducted	Current Amount Deducted	Maximum Amount Deducted

Rider Charges		Minimum/Maximum	Minimum/Maximum
Estate Protection[1]	Monthly, on the policy’s monthly charge date.	Rates per $1000 of insurance risk[2,3] • $0.0 – $21.96	Rates per $1000 of insurance risk[2] • $0.0 – $23.03
Rider charge for a 65-year-old male and a 65-year-old female, both non-tobacco users, in the standard risk class, with death benefit option 1, and $500,000 face amount.[1,2,3]	Monthly, on the policy’s monthly charge date.	Rates per $1000 of insurance risk: • $0.02[3]	Rates per $1000 of insurance risk: • $0.02[3]
Survivorship Term	Monthly, on the policy’s monthly charge date.	Rates per $1000 of insurance risk[1,2] • $0.0 – $80.83 Rates per $1000 of the face amount[5,6] Years 1-20 $0.12-$0.30 Years 21+ $0.00	Rates per $1000 of insurance risk[1,2] • $0.0 – $83.33 Rates per $1000 of the face amount[5,6] Years 1-20 $0.12-$0.30 Years 21+ $0.00
Rider charge for a 65-year-old male and a 65-year-old female, both non-tobacco users, in the standard risk class, with death benefit option 1, and $500,000 face amount.[2,4,5]	Monthly, on the policy’s monthly charge date.	Rates per $1000 of insurance risk • $0.02[1,3] Rates per $1000 of face amount • $0.30[3]	Rates per $1000 of insurance risk • $0.02[3] Rates per $1000 of face amount • $0.30[3]

1	The rates vary by the insureds’ genders, issue ages, and risk classifications, and by the year of coverage. The rates may not be representative of the charge that a particular policy owner will pay. If you would like information on the insurance charge rates for your particular situation, you can request a personalized illustration from your financial representative or by calling the MassMutual Customer Service Center at 1-800-272-2216.
2	The insurance charge rates reflected in this table are for standard risks; the maximum insurance charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO) Tables.
3	The rates shown for the “representative insureds” are first year rates only.
4	The asset charge is determined on each monthly charge date and is applied daily to the variable account value only.
5	The rates will vary by issue ages of the insureds and by years of coverage. The rates shown for the “representative insured(s)” may not be representative of the charge that a particular policy owner will pay. If you would like information on the charges for your particular situation, you can request a personalized illustration from your financial representative or by calling the MassMutual Customer Service Center at 1-800-272-2216.
6	Maximum and current face amount charges may vary in New York, but will not exceed the maximum face amount charges shown. Please contact your registered representative for more information.

Fee Tables

Annual Fund Operating Expenses

While you own the contract, if your assets are invested in any of the divisions, you will be subject to the fees and expenses charged by the fund in which that division invests. The first table shows the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2003. More detail concerning each fund’s fees and expenses that you may periodically be charged during the time that you own the contract, is contained in the second table below and each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from Fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.33%	2.28%

Investment Management Fees and Other Expenses

The following table provides more specific information about the total fund operating expenses of each fund. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2003.

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Fund Operating Expenses
American Century® VP Income & Growth Fund	0.70%	0.00%	—	0.70%
American Century® VP Value Fund[1]	0.95%	0.00%	—	0.95%
American Funds® Asset Allocation Fund (Class 2)	0.40%	0.02%	0.25%	0.67%
American Funds® Growth-Income Fund (Class 2)	0.33%	0.01%	0.25%	0.59%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.58%	0.09%	—	0.67%[2]
Franklin Small Cap Value Securities Fund (Class 2)	0.57%	0.19%	0.25%[3]	1.01%[4]
Goldman Sachs VIT Capital Growth Fund	0.75%	0.68%	—	1.43%[5]
INVESCO VIF–Financial Services Fund (Series I)	0.75%	0.36%	—	1.11%[6,7]
INVESCO VIF–Health Sciences Fund (Series I)	0.75%	0.33%	—	1.08%[6,7]
INVESCO VIF–Technology Fund (Series I)	0.75%	0.41%	—	1.16%[6,7,8]
Janus Aspen Balanced Portfolio (Service)	0.55%[14]	0.02%	0.25%[9]	0.82%[14]
Janus Aspen Capital Appreciation Portfolio (Service)	0.64%[14]	0.03%	0.25%[9]	0.92%[14]
Janus Aspen Worldwide Growth Portfolio (Service)	0.60%[14]	0.06%	0.25%[9]	0.91%[14]
MFS® Investors Trust Series	0.75%	0.12%	—	0.87%[10]
MFS® New Discovery Series	0.90%	0.14%	—	1.04%[10]
MML Blend Fund	0.39%	0.03%	—	0.42%[11]
MML Emerging Growth Fund	1.05%	1.23%	—	2.28%[11]
MML Enhanced Index Core Equity Fund	0.55%	0.25%	—	0.80%[11]
MML Equity Fund	0.39%	0.02%	—	0.41%[11]
MML Equity Index Fund (Class II)	0.10%	0.23%	—	0.33%[12]
MML Growth Equity Fund	0.80%	0.48%	—	1.28%[11]
MML Inflation-Protected Bond Fund	0.60%	0.18%	—	0.78%[11]
MML Large Cap Value Fund	0.80%	0.12%	—	0.92%[11]
MML Managed Bond Fund	0.45%	0.01%	—	0.46%[11]
MML Money Market Fund	0.48%	0.04%	—	0.52%[11]
MML OTC 100 Fund	0.45%	0.77%	—	1.22%[11]
MML Small Cap Equity Fund	0.65%	0.08%	—	0.73%[11]
MML Small Cap Growth Equity Fund	1.07%	0.18%	—	1.25%[11]
MML Small Company Opportunities Fund	1.05%	0.13%	—	1.18%[11]
Oppenheimer Aggressive Growth Fund/VA	0.68%	0.02%	—	0.70%

Fee Tables

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Fund Operating Expenses
Oppenheimer Bond Fund/VA	0.71%	0.02%	—	0.73%
Oppenheimer Capital Appreciation Fund/VA	0.65%	0.02%	—	0.67%
Oppenheimer Global Securities Fund/VA	0.63%	0.04%	—	0.67%
Oppenheimer High Income Fund/VA	0.73%	0.03%	—	0.76%
Oppenheimer International Growth Fund/VA	1.00%	0.12%	—	1.12%
Oppenheimer Main Street Fund®/VA	0.68%	0.02%	—	0.70%
Oppenheimer Strategic Bond Fund/VA	0.72%	0.03%	—	0.75%
Scudder VIT Small Cap Index Fund	0.35%	0.26%	—	0.61%[13]
T. Rowe Price Blue Chip Growth Portfolio	0.85%	0.00%	—	0.85%
T. Rowe Price Equity Income Portfolio	0.85%	0.00%	—	0.85%
Templeton Foreign Securities Fund (Class 2)	0.69%	0.22%	0.25%	1.16%[4]

1	This Fund has a stepped fee schedule. As a result, the Fund’s management fee rate generally decreases as the Fund’s assets increase.
2	A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund’s expenses. In addition, through arrangements with the Fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund’s custodian expenses. Including these reductions, the total class operating expenses would have been: Fidelity® VIP Contrafund® Portfolio (Initial Class) 0.65%. This offset may be discontinued at any time.
3	While the maximum amount payable under the Fund’s Class 2 rule 12b-1 plan is 0.35% per year of the Fund’s Class 2 average annual net assets, the Fund’s Board of Trustees (Board) has set the current rate at 0.25% per year.
4	The Manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund’s investment in a Franklin Templeton money fund. This reduction is required by the Fund’s Board of Trustees and an exemptive order by the Securities and Exchange Commission. If this reduction were reflected, total net fund operating expenses would be: 0.99% for the Franklin Small Cap Value Securities Fund and 1.12% for the Templeton Foreign Securities Fund.
5	Goldman Sachs Funds Management, L.P., a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (“GSAM”) effective at the end of April 2003 and assumed Goldman, Sachs & Co.’s (“Goldman Sachs”) investment advisory responsibilities under its Investment Management Agreement (the “Agreement”) with the Trust on behalf of the Capital Growth Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM’s assumption of responsibilities. Under the Agreement, the adviser, subject to the general supervision of the Trust’s Board of Trustees, manages the Fund’s portfolios. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund’s business affairs, including providing facilities, the adviser is entitled to a fee (“Management Fee”) computed daily and payable monthly, equal to an annual percentage rate of the Fund’s average daily net assets. Additionally, the adviser has voluntarily agreed to limit “Other Expenses” (excluding management fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of the Fund. Effective December 22, 2003, the adviser has agreed to reduce the “Other Expenses” limitation to 0.11% of the Fund’s average daily net assets, resulting in a total expense rate of no higher than 0.90%. The Adviser has contractually agreed to maintain these expense limitation reductions through June 30, 2005.
6	The Fund has adopted a new form of administrative services and transfer agency agreements which will be effective May 1, 2004. As a result, Other Expenses have been restated to reflect the changes in fees under the new agreements.
7	The Fund’s adviser is entitled to receive reimbursement from the Fund for fees and expenses paid for by the Fund’s adviser pursuant to expense limitation commitments between the Fund’s adviser and the Fund if such reimbursement does not cause the Fund to exceed its then-current expense limitations and the reimbursement is made within three years after the Fund’s adviser incurred the expense.
8	As a result of a reorganization of another fund into the Fund, which occurred on April 30, 2004, the Fund’s Total Annual Operating Expenses have been restated to reflect current expenses.
9	Because the 12b-1 fee is charged as an ongoing fee, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.
10	Each series has an expense offset arrangement that reduces the series’ custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series’ expenses. “Other Expenses” do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, “Net Expenses” would be lower for certain series and would equal 1.03% for MFS® New Discovery Series.
11	MassMutual has agreed to bear expenses of the MML Blend Fund, MML Emerging Growth Fund, MML Enhanced Index Core Equity Fund, MML Equity Fund, MML Growth Equity Fund, MML Inflation-Protected Bond Fund, MML Large Cap Value Fund, MML Managed Bond Fund, MML Money Market Fund, MML OTC 100 Fund, MML Small Cap Equity Fund, MML Small Cap Growth Equity Fund and MML Small Company Opportunities Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the funds through April 30, 2005. The expenses shown for MML Emerging Growth Fund, MML Enhanced Index Core Equity Fund, MML Growth Equity Fund, MML Inflation-Protected Bond Fund, MML Large Cap Value Fund, MML OTC 100 Fund, MML Small Cap Growth Equity Fund and MML Small Company Opportunities Fund do not include this reimbursement. If this table did reflect these reimbursements, the Total Net Operating Expenses would be 1.16%, 0.66%, 0.91%, 0.71%, 0.91%, 0.56%, 1.18% and 1.16%, respectively. We did not reimburse any expenses of the MML Blend Fund, MML Equity Fund, MML Managed Bond Fund, MML Money Market Fund and MML Small Cap Equity Fund in 2003.
12	MassMutual has agreed to bear the expenses (other than the management and administrative fees, interest, taxes, brokerage commissions and extraordinary expenses) in excess of ..05% of the average daily net asset values through April 30, 2005. Such agreement cannot be terminated unilaterally by MassMutual. Currently, these expenses are less than this amount. In addition, MassMutual has agreed to waive certain administrative and shareholder service fees payable by the Fund on account of Class II shares. If this table had reflected this waiver, the Total Net Operating Expenses would have been 0.28%.
13	Pursuant to their respective agreements with Scudder VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, for the one-year period commencing on May 1, 2004, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.45%.
14 Restated	effective July 1, 2004.

(See the fund prospectuses for more information.)

Fee Tables

The Company

Massachusetts Mutual Life Insurance Company (“MassMutual”) is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income insurance, structured settlements and retirement and savings products to individual and institutional customers. The Company is organized as a mutual life insurance company.

In this prospectus we will also refer to the Company as “MassMutual”, “we”, “us”, or “our”.

The Company’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The SVUL GuardSM Policy

General Overview

The policy is a contract between you (the owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the beneficiary when the second death occurs.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the policy’s face amount. The policy also offers you a choice of four death benefit options and you can, within limitations, change your death benefit option. You cannot, however, change the death benefit option after the younger insured’s attained age 99. This flexibility allows you to meet changing insurance needs under a single life insurance policy.

Generally, you are not taxed on policy earnings until you take money out of the policy. In most cases, you will not be taxed on the amounts you take out until the total of all your withdrawals exceeds the amount of all your premium payments. This is known as tax deferral.

The policy is called variable life insurance because you can choose to allocate your net premium payments among various investment choices. Your choices include the funds listed in this prospectus and a guaranteed principal account (GPA). Your policy value and the amount of the death benefit we pay may vary depending on the investment performance of the funds you select, the interest we credit on the GPA, and the death benefit option you select.

While the policy is in force, it provides lifetime insurance protection on the two insureds named in the policy. When the second death occurs, if the policy is still in force, we will pay the beneficiary a death benefit. The policy offers a number of death benefit payment methods.

This prospectus describes the policy. Since it is not intended to address all situations, the actual provisions of your policy will control. You should consult your policy for more information about its terms and conditions, and for any state-specific variances that may apply to your policy.

The Company/The SVUL GuardSM General Overview

Owner, Insured, Beneficiary

Owner

The owner is the person who applies for the policy and who will generally make the choices that determine how the policy operates while it is in force. When we use the terms “you” or “your”, in this prospectus, we are referring to the owner.

Insured

A survivorship policy has two insureds. The insureds are the persons on whose lives the policy is issued. You name the insureds in the application for the policy. We will not issue a policy if:

•	Either insured is younger than age 18;
•	Either insured is age 91 or older; or
•	The younger insured is age 71 or older if Death Benefit Option 3 is selected.

Before issuing a policy, we will require evidence to determine the insurability of both insureds. This will usually require a medical examination.

Beneficiary

The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and secondary. These classes will set the order of payment. There may be more than one beneficiary in a class.

Unless an irrevocable beneficiary has been named or an assignment is in effect, you can change the beneficiary at any time before the second death occurs by sending a written request to our Administrative Office. The owner must have the consent of an irrevocable beneficiary or assignee to change the beneficiary. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living when the second death occurs, unless you have given us different instructions, we will pay you the death benefit. If you are deceased, it will be paid to your estate.

Purchasing a Policy and Your Right to Cancel

Purchasing A Policy

To purchase a policy you must send us a completed application. The minimum initial face amount of a policy is currently $100,000. The owner selects, within our limits, the policy’s face amount. It is used to determine the amount of insurance coverage the policy provides while it is in force. The initial face amount is the face amount on the policy date. It will be listed on the first page of your policy.

We determine whether to accept or reject the application for the policy and the insureds’ risk classifications. Coverage under the policy generally becomes effective on the later of the policy’s issue date, and the date the first premium is received, in good order, at our Administrative Office. There may, however, be some exceptions. Please refer to the policy for more information on when coverage becomes effective.

Policies generally are issued with values that vary based on the gender of the insureds. In some situations, however, we may issue unisex policies. That is, policies whose values do not vary by the gender of the insureds. Policies issued in Montana are unisex and policies issued as part of an employee benefit plan may be unisex. References in this prospectus to sex-distinct policy values are not applicable to unisex policies.

Your Right To A “Free Look”

You have the right to examine your policy. If you change your mind about owning it, generally, you may cancel it within 10 days of receiving it. If you cancel the policy we will issue you a refund. The free look period and the amount refunded may vary. You should refer to your policy for the refund that applies in your state, however, the following information will give you a general understanding of our refund procedures if you cancel your policy.

In most states we will refund the policy’s account value less any policy debt. In these states, if your premium is received in good order, it is allocated to your investment choices on the day after the policy’s issue date.

In certain other states we will refund the premium paid less withdrawals and debt, and in a few states we will refund your full premium. In these states your premium payment is held in the guaranteed principal account during the free look period.

To cancel the policy, return it to us at our Administrative Office, to the agent who sold the policy, or to one of our agency offices.

Owner, Insured, Beneficiary/Purchasing a Policy and Your Right to Cancel

Premiums

The planned premium amount you pay is based on a number of factors including, but not limited to:

•	face amount;
•	the insureds’ genders;
•	the insureds’ issue ages;
•	the insureds’ risk classifications;
•	policy charges;
•	the death benefit option; and
•	whether or not any riders apply to the policy.

Premium Payments and Payment Plans

Premium payments for SVUL Guard should be sent to the appropriate following lockbox addresses:

Initial Premium Payment:

Regular Mail:

MassMutual

P.O. Box 751923

Charlotte NC 28275-1923

Overnight Mail:

Wachovia Lockbox Processing Center

Attn: Wholesale Lockbox

PO Box 751923

Building 2C2 - NC 0802

1525 West WT Harris Blvd

Charlotte, NC 28262

Subsequent Premium Payments:

Regular Mail:

MassMutual

PO Box 92483

Chicago, IL 60675-2483

Overnight Mail:

MassMutual

350 North Orleans Street

Receipt & Dispatch 8th Floor

Lockbox 92483

Chicago, IL 60654

If your premium payment is not received at the correct lockbox, listed above, we will re-route it and it will not be considered in good order until it is received at the proper address.

First Premium

Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on:

•	your chosen premium frequency;
•	the policy’s initial face amount and death benefit option;
•	the issue ages, genders, and risk classifications of the insureds; and
•	any riders on the policy.

Planned Premiums

When applying for the policy, you select (within the policy limitations) the planned premium and payment frequency (annual, semiannual, quarterly, or monthly check service).

The amount of the planned premium and premium frequency you select are shown on your policy’s specifications page(s). We will send you premium notices based on your selections.

If a planned premium payment is not made, the policy will not necessarily terminate. Conversely, making planned premium payments does not necessarily guarantee the policy will remain in force.

To change the amount and frequency of planned premiums, send a request to us at our Administrative Office.

Guaranteed Death Benefit Safety Test Premium and Net Guaranteed Death Benefit Safety Test Premium

The Guaranteed Death Benefit Safety Test Premium (“GDB Safety Test Premium”) is shown in the Policy Specifications. It is the amount of premium that must be paid to guarantee the policy will stay in-force until, but not including, the Guaranteed Death Benefit Guarantee Period End Date (“GDB Guarantee Period End Date”). The GDB Safety Test Premium will be the greater of:

•	the amount that must be allocated to the Guaranteed Principal Account, including the applicable premium expense charge, and
•	the total of the Minimum Monthly Premiums required for the period covered by the payment.

Premiums

The Net Guaranteed Death Benefit Safety Test Premium (“Net GDB Safety Test Premium”) is the amount that must be allocated to the Guaranteed Principal Account.

Timely payment of the GDB Safety Test Premium must be made on each scheduled premium payment date until, but not including, the Guaranteed Death Benefit Pay Period End Date (“GDB Pay Period End Date”) to maintain the policy’s guarantee.

Your policy’s GDB Safety Test Premium, Net GDB Safety Test Premium, GDB Pay Period End Date and GDB Guarantee Period End Date are set when the policy is issued based on the guarantee you requested. They are shown in the Policy Specifications. If you did not request a specific guarantee, the GDB Safety Test Premium and Net GDB Safety Test Premium will reflect the premium amounts that, if paid, would guarantee the policy stays in force until the second death, the GDB Pay Period End Date would assume these payments are made until the younger Insured reaches Attained Age 100, and GDB Guarantee Period End Date will reflect “at the 2nd death”.

The GDB Guarantee Period End Date and GDB Pay Period End Date can be changed upon request. Such changes may impact the GDB Safety Test Premium and the Net GDB Safety Test Premium.

The GDB Safety Test Premium and the Net GDB Safety Test Premium shown may also change due to changes in your policy and certain policy transactions. These policy changes and transactions include, but are not limited to:

•	Face Amount changes;
•	Death Benefit Option changes;
•	Premium payment frequency changes;
•	Adding or eliminating Riders;
•	Having a sub-standard rating reduced or removed;
•	Withdrawals from the Guaranteed Principal Account;
•	Taking a loan from the Guaranteed Principal Account (including interest on loans); and
•	Transfers to or from the Guaranteed Principal Account.

Premium Payment Plan

You may elect to pay premiums by pre-authorized check. Under this procedure, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. You can discontinue this service by contacting our Administrative Office.

Changes to the timing and frequency of premium payments can impact the ongoing premium necessary to guarantee this policy will not lapse under the guarantee death benefit safety test. For example, changing your premium mode from annual to monthly will result in a change to the amount deposited in the GPA that is necessary to satisfy the guaranteed death benefit safety test. However, if the guarantee death benefit safety test is met, lapse is prevented unless the policy exceeds its debt limit. Any change in the net premium amount you must deposit to the GPA necessary to meet the GDB Safety Test will be reflected on your quarterly statement in the event you make such a change.

If you have elected to pay premiums by pre-authorized check and we are unable to obtain the premium payment from your account, we will automatically switch you to a quarterly bill which may impact the amount necessary to deposit to the GPA to satisfy the GDB Safety Test.

Premium Flexibility

After you have paid the first premium, within limits you may pay any amount at any time while at least one of the insureds is living. Although you must maintain sufficient account value to keep the policy in force, there are no required premium payments. You may, however, elect to set-up a “Planned Premium” payment plan. Premium payment plans are discussed above in the Premium Payments and Payment Plans section.

The minimum premium payment we will accept is $20.

In some cases, applying a subsequent premium payment in a policy year could result in your policy becoming a modified endowment contract (MEC). If so, we will follow these procedures:

•	For an unbilled subsequent premium payment, we will credit only that part of your premium payment to your policy that will not cause it to become a MEC, unless you’ve previously told us in writing that you want your policy to become a MEC. We will refund any remaining premium that we cannot apply and return it to you.

Premiums

•	If we receive this subsequent premium payment within 21 days prior to your policy anniversary date and we have billed you for a planned premium due on or about the policy anniversary date, this payment will not be in good order. We’ll hold the payment and we will contact you for instructions on how to apply the payment. If we receive the subsequent premium payment within 10 days prior to your policy anniversary date and we’ve billed you for a planned premium due on or about the policy anniversary date, such premium payment will not be in good order and we’ll hold this premium payment. We will credit it to your policy on the policy anniversary date. If the policy anniversary date is not a valuation date, then the payment will be credited on the next valuation date following your policy anniversary. In such case, we will notify you of our action after we credit your premium payment.

These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period.

Premium Limitations

The Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet their definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets their guidelines:

•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.

If you choose the Cash Value Accumulation Test, the maximum premium you can pay each policy year is the greatest of:

(a)	an amount equal to $100 plus double the premium expense factor for the policy;

(b)	the amount of premium paid in the preceding policy year; or

(c)	the highest premium payment amount that would not increase the insurance risk.

If you choose the Guideline Premium Test, the maximum premium for each policy year is the Guideline Premium Test amount which will be stated in the policy.

We will refund any amount of premium payment that exceeds the limit under the test you have chosen for your policy. If we did not refund the excess premium, the policy may no longer qualify as life insurance under federal tax law.

For more information on these tests, please read the “Minimum Death Benefit” section.

How and When Your Premium Is Allocated

Net Premium

Net premium is a premium payment received in good order and accepted by us minus the premium expense charge.

Good order means that all the necessary documents and forms are complete and in our possession. Premiums that cause the policy to be a MEC may not be considered to be in good order depending on when they are received.

The net premium is allocated among the divisions of the Separate Account and the guaranteed principal account according to your current instructions on our Net Premium Allocation Request form.

Net Premium Allocation

When applying for the policy, you indicate how you want net premiums allocated among the divisions and the guaranteed principal account. You must set your net premium allocation in terms of whole-number percentages that add up to 100%. Or, you can specify a dollar amount for the GPA and allocate the balance to your selected funds by percentages totaling 100%.

Example:

Assume your current premium allocation instructions state that $100 of your net premiums should be allocated to the GPA and any amount in excess of $100 is to be allocated evenly to the GPA, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Strategic Bond Fund/VA. Also assume you send in a premium payment that results in a net premium of $400. In this situation, $175 is credited to the GPA ($100 plus ¼ of the amount in excess of $100), $75 is credited to the MML Blend Fund, $75 is credited to the MML Equity Fund, and $75 is credited to the Oppenheimer Strategic Bond Fund/VA.

Premiums

If you have allocated a specific dollar amount to the GPA, we will allocate that dollar amount first and then allocate any remaining net premium based on the percentage allocation. If you have allocated a specific dollar amount to the GPA and we receive a premium such that the net premium is less than that dollar amount, we will allocate the entire net premium to the GPA.

Example:

Assume your current premium allocation instructions state that $100 of your net premiums should be allocated to the GPA and any amount in excess of $100 is to be allocated evenly to the GPA, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Strategic Bond Fund/VA. Also assume you send in a premium payment that results in a net premium of $90. In this situation, the entire $90 is credited to the GPA and nothing will be credited to any of the other funds in your net premium allocation instructions.

You may change your net premium allocation at any time by sending a Net Premium Allocation Request form to us at our Administrative Office. You may also change your net premium allocation by telephone or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions. Therefore, we will take reasonable steps to confirm that instructions given to us by telephone are genuine. We may tape record all telephone instructions.

When Net Premium Is Allocated

The policy date, issue date, and register date of your policy may affect the allocation of your net premiums. This, in turn, can affect the investment earnings and interest credited on your policy account value.

The issue date is the date we actually issue the policy. The policy date normally is the same date as the issue date.

The register date is the first date premiums will be allocated. We set the register date depending on the type of refund offered under your policy’s right to return provision. The register date must also be a valuation date.

Allocation of Initial and Subsequent Net Premiums. We will allocate any net premiums received on or before the register date of the policy to our general investment account. These amounts will be allocated among the divisions and the guaranteed principal account according to your net premium allocation instructions on the register date.

However, if your premium allocation instructions indicate that a specific dollar amount of each net premium should be deposited to the GPA, we will allocate your policy’s value as follows:

(a)	We will determine the number of premium payments that would have been made, according to the premium payment frequency you have chosen, between the policy date and the day before the register date,

(b)	We will multiply the dollar amount you have instructed us to allocate to the GPA by the number of premium payments determined in (a) above,

(c)	We will deposit that amount to the GPA, and

(d)	We will allocate the remaining amount according to your current premium percentage allocation instructions, excluding any specific dollar amount allocated to the GPA.

Example:

The register date is five months later than the policy date. You have elected to pay premiums quarterly, therefore, according to your planned premium payment frequency, two payments would have been made. Your premium allocation instructions state that $100 should be allocated to the GPA and the remaining amount should be allocated equally between the GPA and the MML Blend Fund. Your net premiums are deposited to the general investment account and on the register date the total amount to be allocated is $500.

In this situation, we would allocate $350 to the GPA ($100 x 2 payments, plus $150 which is ½ of the remaining amount to be allocated) and $150 to the MML Blend Fund.

If the state in which you live requires us to refund the policy’s account value less any policy debt, the register date is the valuation date that is on, or next follows, the later of:

a.	the day after the issue date of the policy, or

Premiums

b.	the day we receive the first premium payment in good order.

If you live in a state that requires us to refund either your full premium, or the premium you paid less withdrawals and less debt:

1.	The register date is the valuation date that is on, or next follows, the later of:

•	The day after the end of the right to return period; or

•	The day we receive the first premium in good order.

2.	We will allocate existing values, held as of the policy’s issue date, to the guaranteed principal account on the first valuation date after the issue date. (The existing values at this time would be any money taken with the application for the policy less any applicable charges.); and

3.	We will allocate any net premiums received after the issue date but before the register date to the guaranteed principal account.

We will apply your subsequent premium payments that are received on or after the register date on the valuation date we receive it, in good order. Subsequent premium payments will be applied in accordance with your premium allocation instructions. If we receive your subsequent premium payment in good order on a non-valuation date or after the close of a valuation date, we will apply your payment on the next valuation date.

A valuation date is any day on which the net asset value of the units of each division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time.

Premiums

The following diagram provides an overview of how premium payments flow through your policy and where deductions for fees and expenses are taken.

Premiums

Investment Choices

The Separate Account

The Company’s assets are held in its general investment account. The general investment account is not registered under federal or state securities laws and, subject to applicable law, the Company has sole discretion over the assets in its general investment account.

The part of your premium that you invest in your variable investment divisions, however, is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the “Separate Account”. The Company owns the assets in the Separate Account.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account exists to keep your life insurance assets separate from our other company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the SVUL GuardSM policies. We may, however, transfer to our general investment account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the SVUL GuardSM policies.

We have established a segment within the Separate Account to receive and invest premium payments for the SVUL GuardSM policies. When we talk about the Separate Account in this prospectus, we are specifically referring to the SVUL GuardSM segment of the Separate Account.

Currently, the SVUL GuardSM segment of the Separate Account is divided into over 40 divisions, subject to state availability. Each division purchases shares in a corresponding fund. The underlying funds are listed in the next section.

Some of the underlying funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The funds offered in the SVUL GuardSM policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public and their performance results will differ from the performance of the retail funds.

Policy owners do not invest directly into the underlying funds. Instead, they invest in the Separate Account divisions which then purchase shares of the corresponding underlying fund. The Separate Account owns the fund shares, the Company owns the Separate Account.

Investment Choices

Following is a table listing the investment funds in which the divisions of the Separate Account invest, information on each fund’s adviser and sub-adviser if applicable, as well as the investment objective of the fund being offered. More detailed information concerning the funds and their investment objectives, strategies, policies, risks and expenses is contained in each fund’s prospectuses. A copy of each underlying fund’s prospectus is attached to this prospectus.

The Company has entered into arrangements with the investment adviser, sub-adviser, distributor, and/or affiliated companies of many of the investment funds listed below. These arrangements may result in payments to the Company for providing administrative, marketing or other support services to the funds. The payments may be used for any corporate purpose, including the payment of expenses that the Company incurs in promoting, issuing, distributing and administering the policies.

The arrangements with the investment funds may vary and may include payments made due to a distribution and/or servicing plan adopted by the fund pursuant to Rule 12b-1 under the Investment Company Act of 1940. The payments are generally based on an annual percentage of the average net assets held by the Company and its affiliates in that fund. Currently, on an annual basis, the payments range from 0.08% to 0.30% of the assets of the investment fund that are attributed to the policies. These payments may be significant.

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
AIM Variable Insurance Funds[1]
INVESCO VIF-Financial Services Fund (Series I)	Adviser: A I M Advisors, Inc. (“AIM”)[2] Sub-Adviser: INVESCO Institutional (N.A.), Inc.	Seeks capital growth. The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial-services sector.
INVESCO VIF-Health Sciences Fund (Series I)	Adviser: A I M Advisors, Inc. (“AIM”)[2] Sub-Adviser: INVESCO Institutional (N.A.), Inc.	Seeks capital growth. The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies that develop, produce, or distribute products or services related to health care.
INVESCO VIF-Technology Fund (Series I)	Adviser: A I M Advisors, Inc. (“AIM”)[2] Sub-Adviser: INVESCO Institutional (N.A.), Inc.	Seeks capital growth. The Fund normally invests 80% of its net assets in the equity securities and equity-related instruments of companies engaged in technology-related industries.
American Century® Variable Portfolios, Inc.
American Century VP Income & Growth Fund	Adviser: American Century Investment Management, Inc. (“American Century”) Sub-Adviser: N/A	Seeks growth of capital by investing in common stocks. Income is a secondary objective. The Fund pursues a total return and dividend yield that exceed those of the S&P 500® Index[3] by investing in stocks of companies with strong expected returns.
American Century VP Value Fund	Adviser: American Century Investment Management, Inc. (“American Century”) Sub-Adviser: N/A	Seeks long-term capital growth by investing primarily in common stocks of companies believed to be undervalued at the time of purchase. Income is a secondary objective.

Investment Choices

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
American Funds Insurance Series®
American Funds® Asset Allocation Fund (Class 2)	Adviser: Capital Research and Management Company Sub-Adviser: N/A	Seeks to provide high total return (including income and capital gains) consistent with preservation of capital over the long-term by investing in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments (debt securities maturing in one year or less).
American Funds® Growth-Income Fund (Class 2)	Adviser: Capital Research and Management Company Sub-Adviser: N/A	Seeks capital appreciation and income by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends.
Fidelity® Variable Insurance Products (“VIP”) Fund
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company (“FMR”) Sub-Adviser: FMR Co., Inc.	Seeks long-term capital appreciation as its investment objective. The Fund’s principal investment strategies include: Normally investing primarily in common stocks; Investing in securities of companies whose value it believes is not fully recognized by the public; Investing in domestic and foreign issuers; Investing in either “growth” stocks or “value” stocks or both; Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments; Potentially using other investment strategies to increase or decrease the Fund’s exposure to changing security prices or other factors that affect security values.
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Value Securities Fund (Class 2)	Adviser: Franklin Advisory Services, LLC Sub-Adviser: N/A	Seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies. For this Fund, small cap companies are those with market cap values not exceeding $2.5 billion, at the time of purchase. The Fund invests in small companies that the Fund’s manager believes are undervalued.
Templeton Foreign Securities Fund (Class 2)	Adviser: Templeton Investment Counsel, LLC Sub-Adviser: N/A	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

Investment Choices

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
Goldman Sachs Variable Insurance Trust
Goldman Sachs VIT Capital Growth Fund	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A	Seeks long-term growth of capital by investing, under normal circumstances, at least 90% of its total assets (not including securities lending collateral and any investment of that collateral) measured at the time of purchase in a diversified portfolio of equity investments that are considered by the investment adviser to have long-term capital appreciation potential.
Janus Aspen Series
Janus Aspen Balanced Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term capital growth consistent with preservation of capital and balanced by current income by normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.
Janus Aspen Capital Appreciation Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. It may invest in companies of any size, from larger, well-established companies to smaller, emerging-growth companies.
Janus Aspen Worldwide Growth Portfolio (Service)	Adviser: Janus Capital Sub-Adviser: N/A	Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may, under unusual circumstances, invest in fewer than five countries or even a single country.
MFS® Variable Insurance TrustSM
MFS® Investors Trust Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks long-term growth of capital with a secondary objective to seek reasonable current income. It normally invests at least 65% of its net assets in common stocks and related securities with a focus on companies with larger market capitalizations.
MFS® New Discovery Series	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A	Seeks capital appreciation. It normally invests 65% of its net assets in equity securities of smaller emerging-growth companies.

Investment Choices

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Series Investment Fund
MML Blend Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital.
MML Emerging Growth Fund	Adviser: MassMutual Sub-Adviser: RS Investment Management, L.P.	Seeks capital appreciation.
MML Enhanced Index Core Equity Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to out-perform the total return performance of its benchmark index, the S&P 500® Index[4], while maintaining risk characteristics similar to those of the benchmark.
MML Equity Fund	Adviser: MassMutual Sub-Advisers: Babson Capital Management LLC[3] and Alliance Capital Management L.P.	Seeks as its primary objective to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. Its secondary objective is the preservation of capital when business and economic conditions indicate that investing for defensive purposes is appropriate.
MML Equity Index Fund (Class II)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500® Index[4].
MML Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”)[5]	Seeks long-term growth of capital.
MML Inflation-Protected Bond Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to achieve as high a total rate of real return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital.
MML Large Cap Value Fund	Adviser: MassMutual Sub-Adviser: Davis Selected Advisers, L.P.	Seeks both capital growth and income.
MML Managed Bond Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital.
MML Money Market Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to achieve high current income, the preservation of capital, and liquidity.

Investment Choices

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Series Investment Fund (Continued)
MML OTC 100 Fund	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to approximate as closely as practicable (before fees and expenses) the total return of the 100 largest publicly traded over-the-counter common stocks.
MML Small Cap Equity Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.
MML Small Cap Growth Equity Fund	Adviser: MassMutual Sub-Adviser: Waddell & Reed Investment Management Company, and Wellington Management Company, LLP	Seeks long-term capital appreciation.
MML Small Company Opportunities Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC[3]	Seeks long-term capital appreciation through investment primarily in common stocks of smaller, faster-growing companies whose securities at the time of purchase are considered by the sub-adviser, Babson Capital Management LLC (“Babson Capital”), to be realistically valued.
Oppenheimer Variable Account Funds
Oppenheimer Aggressive Growth Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing in “growth type” companies.
Oppenheimer Bond Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income with a secondary objective to seek capital appreciation when consistent with its primary objective.
Oppenheimer Capital Appreciation Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks capital appreciation by investing mainly in equity securities of well-known, established companies.
Oppenheimer Global Securities Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term capital appreciation. The Fund invests a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries and special situations considered to have appreciation possibilities.
Oppenheimer High Income Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income from investment in high-yield fixed-income securities.

Investment Choices

Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
Oppenheimer Variable Account Funds (Continued)
Oppenheimer Main Street Fund®/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks high total return (which includes share-value growth and current income) from equity and debt securities.
Oppenheimer Strategic Bond Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks a high level of current income principally derived from interest on debt securities.
Panorama Series Fund, Inc.
Oppenheimer International Growth Fund/VA	Adviser: OppenheimerFunds, Inc. Sub-Adviser: N/A	Seeks long-term growth of capital by investing under normal circumstances, at least 90% of its total assets in equity securities of companies wherever located, the primary stock market of which is outside the United States.
Scudder Investment VIT Funds
Scudder VIT Small Cap Index Fund	Adviser: Deutsche Asset Management, Inc. (“DeAM”) Sub-Adviser: Northern Trust Investments, N.A.	Seeks to match, as closely as possible, before expenses, the performance of the Russell 2000® Index[6], which emphasizes stocks of small U.S. companies.
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks long-term capital growth through investment in common stocks of large and medium-sized blue chip growth companies.
T. Rowe Price Equity Income Portfolio	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A	Seeks substantial dividend income and long-term capital growth through investment in common stocks of established companies.

1	Prior to May 1, 2004, known as INVESCO Variable Investment Funds, Inc.
2	Prior to May 1, 2004, INVESCO Funds Group, Inc. was the Fund’s adviser.
3	Effective July 1, 2004, David L. Babson & Company became Babson Capital Management LLC.
4	The S&P 500® Index is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is a registered trademark of The McGraw-Hill Companies, Inc., and has been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc.
5	Prior to June 1, 2004, Massachusetts Financial Services Inc. was the Fund’s sub-adviser.
6	Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indexes.

Investment Choices

The Guaranteed Principal Account

You may allocate some or all of the net premiums to the guaranteed principal account (“GPA”). You may also transfer value from the Separate Account to the GPA.

Amounts allocated to the GPA become part of our general investment account. Neither our general investment account nor the GPA is registered under federal or state securities law. Our general investment account consists of all assets owned by us other than those in the SVUL GuardSM Separate Account or our other separate accounts. Subject to applicable law, we have sole discretion over the investment of assets in our general investment account.

You do not participate in the investment performance of the assets in our general investment account. Instead, we guarantee that amounts allocated to the GPA, excluding any policy loan, will earn interest at a minimum rate of 3% per year.

For amounts in the GPA equal to any policy loan, the guaranteed minimum interest rate per year is the greater of:

•	3%, and
•	the policy loan rate less the maximum loan interest rate expense charge.

We may credit a higher rate of interest at our discretion.

It is important to note that any policy changes or transactions that impact the non-loaned GPA value may have an impact on whether or not your policy meets the guaranteed death benefit safety test.

Investment Choices

Policy Value

How The Value of your Policy is Calculated

The value of your policy is called its account value. The account value has two components:

1.	the variable account value, and

2.	the fixed account value.

We will calculate your policy value on each valuation date.

Variable Account Value

Transactions in your variable divisions are all reflected through the purchase and sale of “accumulation units”. For instance, before we invest your net premium payment in a division, we convert your net premium payment into accumulation units and then purchase an appropriate number of shares in the designated fund.

The variable account value is the sum of your values in each of the divisions of the Separate Account. It reflects:

•	net premiums allocated to the Separate Account;
•	transfers to the Separate Account from the guaranteed principal account;
•	transfers and withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	the net investment experience of the Separate Account; and
•	loans deducted from the Separate Account.

Net Investment Experience. The net investment experience of the variable account value is reflected in the value of the accumulation units.

Every valuation date we determine the value of an accumulation unit for each of the Separate Account divisions. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for the asset charge, and fund expenses.

The value of an accumulation unit may go up or down from valuation date to valuation date.

When you make a premium payment, we credit your policy with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the net premium payment allocated to a division by the unit value for that Separate Account division. When you make a withdrawal, we deduct accumulation units representing the withdrawal amount from your policy. We deduct accumulation units for insurance and other policy charges.

We calculate the value of an accumulation unit for each division at the close of each valuation date. Any change in the accumulation unit value will be reflected in your policy’s account value.

Fixed Account Value

The fixed account value, on any date, reflects:

•	net premiums allocated to our general investment account; minus
•	any amounts for this policy reallocated from our general investment account; plus
•	net premiums allocated to the guaranteed principal account (GPA); plus
•	amounts transferred into the GPA; minus
•	amounts transferred or withdrawn from the GPA; minus
•	surrender charges deducted from the GPA; minus
•	monthly charges deducted from our general investment account or the GPA; plus
•	interest credited to the GPA.

Interest on the Guaranteed Principal Account

The GPA earns interest at an effective annual rate, credited daily.

For the part of the GPA equal to any policy loan, the daily rate we use is the daily equivalent of:

•	the annual credited loan interest rate minus the current loan interest rate expense charge, or
•	3%, if greater.

For the part of the GPA, excluding any policy loan, the daily rate we use is the daily equivalent of:

•	the current interest rate we declare, or
•	the guaranteed interest rate of 3%, if greater.

Policy Value

Policy Termination and Reinstatement

The policy will not terminate simply because you do not make planned premium payments. Nor will making planned premium payments necessarily guarantee that the policy will remain in force. If the policy does terminate, you may be permitted to reinstate it.

Policy termination could have adverse tax consequences for you. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, refer to the Federal Income Tax Considerations section.

Policy Termination

On each monthly charge date we test to determine whether or not your policy has enough value to remain in-force.

In determining whether or not your policy will stay in force, we first establish whether or not you have a loan outstanding on the policy.

1.	If there is a loan outstanding on the policy:

a.	We calculate whether or not the policy has reached its debt limit. (The policy debt limit is defined below.) If the policy debt limit is reached, your policy will enter the grace period.

b.	If the policy debt limit is not reached, we then test to determine if there is enough value to pay the monthly charges due. If the account value less surrender charges and less the policy loan is equal to or greater than the monthly charges due, the policy will not enter the grace period.

Your policy debt limit is reached when total policy debt (which includes accrued interest) exceeds:

•	the account value less surrender charges, if the GDB safety test has not been met, or
•	the account value, if the GDB safety test has been met.

2.	If there is not a loan outstanding on the policy:

Your policy will not enter the grace period as long as your policy’s account value is equal to or greater than the monthly charges due.

Even if your policy fails to meet the applicable test under 1b or 2 above, your policy has a secondary guarantee unless the policy debt limit has been reached. This secondary guarantee is called the guaranteed death benefit (GDB) safety test. (The term “guaranteed death benefit” may vary in some jurisdictions. In some states it may be referred to as “no lapse”. For example, a policy may refer to the “no lapse measure” and “no lapse safety test” instead of the “guaranteed death benefit measure” and the “guaranteed death benefit safety test”.)

The GDB safety test is a secondary, no-lapse guarantee that allows the policy to remain in-force even if the policy does not have enough value to pay the monthly deductions.

Please note, if you pay only the minimum premiums needed to meet the GDB safety test, your policy will have a lower net surrender value than if you pay higher premiums; it may be possible that your policy will not develop any net surrender value for some time.

Guaranteed Death Benefit (GDB) Safety Test

In general, the GDB safety test is met if, on a monthly charge date, the GDB measure is positive. Additionally, during your policy’s initial no-lapse guarantee period, the safety test has a minimum premium requirement.

The GDB measure is a reference measure that is used only in determining whether or not your policy’s secondary guarantee, the GDB safety test, is met. The GDB measure is calculated almost identically to your policy’s non-loaned fixed account value but will not normally equal your policy’s non-loaned fixed account value.

The minimum premium requirement is met if (a) is greater than or equal to (b) where:

(a)	is all of the premiums paid into the policy since inception, and not refunded or withdrawn, accumulated at 3% interest, and less any policy debt; and
(b)	is the accumulation at 3% of all the minimum premiums.

Subject to state availability, your policy’s initial no-lapse guarantee period is generally the first 20 policy years or, if earlier, to the younger insured’s attained age 90.

If the GDB safety test is met and your policy does not have enough value to pay the monthly charges

Policy Value

due, then the monthly charges may be reduced and your policy will remain in force.

It is important to note that only premium payments allocated to, or account value transferred into or out of the guaranteed principal account (“GPA”) are considered in determining whether the GDB safety test is met. Therefore, policy transactions such as transfers, withdrawals, and loans, and other changes to your policy that affect your value in the GPA will also impact your policy’s ability to meet the GDB safety test. These policy changes include, but are not limited to: face amount changes, death benefit option changes, premium payment frequency changes, adding or terminating riders, and having a sub-standard rating reduced or removed.

If the change or transaction results in a reduction to your GPA value, it will also negatively impact your policy’s ability to meet the GDB safety test.

If you allocate premium payments to, or transfer account value to the GPA, your value in the GPA will increase and your policy’s ability to satisfy the GDB safety test will increase. Policy changes that have a positive impact on the value in your GPA will also increase your policy’s ability to satisfy the GDB safety test. However, a positive value in your GPA does not guarantee that your policy will meet the GDB safety test.

Impact of the GDB safety test on monthly charges

If the applicable value of your policy is not sufficient to pay the monthly charges due, but your policy meets the GDB safety test and you have not reached the policy’s debt limit, your policy will not enter the grace period, and we may reduce the monthly charges as follows:

A.	If there is no policy debt:

•	On each of the first two monthly charge dates, if the account value cannot cover the monthly charges due but the GDB safety test is met, then the monthly charges for that date will be reduced to an amount equal to the account value on that date.
•	On each monthly charge date after the second monthly charge date, the monthly charges for that date will be reduced to equal the GPA value if:

a.	The monthly charges due are greater than your value in the GPA and less than or equal to the account value, but the GDB measure is positive on that date, or

b.	The account value is less than the monthly charges due but the GDB safety test is met.

B.	If there is policy debt but the policy debt limit has not been reached:

•	On each of the first two monthly charge dates, if the net surrender value cannot cover the monthly charges due but the GDB safety test is met, then the monthly charges for that date will be the lesser of (i) the monthly charges due, or (ii) the unloaned account value.
•	On each monthly charge date after the second monthly charge date, the monthly charges for that date will be reduced to equal the unloaned GPA value if:

a.	The monthly charges due are greater than the unloaned GPA value and less than or equal to the unloaned account value, but the GDB measure is positive on that date, or

b.	The unloaned account value is less than the monthly charges due but the GDB safety test is met.

More in-depth explanations of how the GDB measure is calculated are contained in your policy and the Statement of Additional Information.

Examples of the GDB safety test appear in Appendix A.

Grace Period

Before your policy terminates, we allow a grace period during which you can pay the amount of premium needed to avoid termination. We will mail you a notice stating:

a)	the amount needed to avoid immediate termination, and

b)	the amount needed to keep the policy in force until a future monthly charge date (depending on the planned premium frequency you have chosen)

Policy Value

The grace period begins on the date the monthly charges are due. It ends on the later of:

•	61 days after the date it begins, and
•	31 days after the date we mail you the notice.

During the grace period, the policy will stay in force. If the second death occurs during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid premium.

If we receive a premium payment that is less than the amount needed to avoid immediate termination, we will return it and the policy will terminate without value at the end of the grace period.

The notice may state that a portion of your premium will be allocated to the GPA. If so, the allocation to the GPA must be made to satisfy the GDB safety test. If the notice does not include an amount that will be allocated to the GPA in order to satisfy the GDB safety test, any premium we receive will be allocated according to the net premium allocation in effect.

If the notice does include an amount that will be allocated to the GPA in order to satisfy the GDB safety test, and

•	We receive an amount of premium that is equal to or greater than the amount needed to avoid immediate termination, but less than the amount needed to keep the policy in force until a future monthly charge date based on your planned premium frequency, according to the terms of your policy, we will first allocate enough premium to the GPA in order to avoid immediate termination. Any remaining premium will then be allocated in accordance with the net premium allocation instructions then in effect.

or

•	We receive an amount of premium that is equal to or greater than the amount needed to keep the policy in force until a future monthly charge date based on your planned premium frequency, according to the terms of your policy, we will first allocate enough premium to the GPA to keep the policy in force until that date. Any remaining premium will then be allocated in accordance with the net premium allocation instructions then in effect.

Reinstating Your Policy

If your policy terminates, you may be able to reinstate it. You may not, however, reinstate your policy if:

•	you surrendered it;
•	five years have passed since it terminated; or
•	the younger insured’s attained age has reached 100; or
•	an insured has died since it terminated.

To reinstate your policy, we will need:

1.	a written application to reinstate;

2.	evidence, satisfactory to us, that the insureds are still insurable; and

3.	a premium payment sufficient to keep the policy in force for three months after reinstatement. The minimum amount of this premium payment will be quoted on request.

We will not apply the required premium for reinstatement to any investment option until we have approved your reinstatement application.

The policy will be reinstated on the monthly charge date that is on, or precedes, the date we approve your application (the “reinstatement date”). We will assess monthly charges due to us upon reinstatement of your policy as of the reinstatement date.

Policy After You Reinstate

If you reinstate your policy, the face amount will be the same as it was when the policy terminated. Your account value at reinstatement will be the premium paid at that time, reduced by the premium expense charge and any monthly charges then due.

Surrender charges will apply as if the policy had not terminated. If the surrender charge was taken when the policy terminated, however, then the applicable surrender charges will not be reinstated.

Reinstatement premium will be allocated in accordance with the net premium allocation instructions that were in effect on the date the policy lapsed. The GDB measure will reflect the amount of any reinstatement premium that is allocated to the GPA. The GDB measure on the date of reinstatement, therefore, will be equal to the net premium allocated to the GPA minus any

Policy Value

applicable GDP reductions calculated for that date. We do not reinstate debt.

If you reinstate your policy, it may become a “modified endowment contract” under current federal tax law. Please consult your tax adviser. More information on modified endowment contracts is included in the Federal Income Tax Considerations section.

Reinstatement will not reverse any adverse tax consequences caused by policy termination unless it occurs within 90 days of the end of the grace period.

Policy Value

Policy Transactions

While your policy is in force you may generally transfer funds among the variable investment divisions and to or from the guaranteed principal account. You may also borrow against it, make withdrawals from it, or surrender it completely. These transactions are discussed below.

All transaction requests must be submitted to our Administrative Office.

Transfers

You may generally transfer all or part of a division’s account value to any other division or the guaranteed principal account. Transfers are effective on the valuation date we receive your request in good order at our Administrative Office. If we receive your request in good order on a non-valuation date or after the close of a valuation date, your transfer request will be effective on the next valuation date.

We do not currently charge for transfers, however, we reserve the right to do so in the future.

You can make transfers by sending us a written request on our Transfer of Values Request form. You may also submit transfer requests by telephone or through our website, subject to certain restrictions. We may be liable for any losses due to unauthorized or fraudulent instructions, therefore, we will take reasonable steps to confirm that instructions given to us are genuine. We may tape record all telephone conversations.

Currently, there is no limit on the number of transfers you may make among the Separate Account divisions. We reserve the right, however, to terminate, limit, or modify your ability to make such transfers.

We limit transfers from the guaranteed principal account to the divisions to one each policy year. You may not transfer more than 25% of the guaranteed principal account value (less any policy debt) at the time of transfer. There is one exception to this rule. If:

•	you have transferred 25% of the guaranteed principal account value (less any policy debt) each year for three consecutive policy years; and
•	you have not added any net premiums or transferred amounts to the guaranteed principal account during these three years; then

You may transfer the remainder of the guaranteed principal account value (less any policy debt) out of the guaranteed principal account in the succeeding policy year. In this situation, you must transfer the full amount (less any policy debt) out of the guaranteed principal account in one transaction.

Transfers to or from the guaranteed principal account will also be reflected in the guaranteed death benefit measure and, consequently, impact the GDB safety test. Please refer to the section on Guaranteed Death Benefit Measure under Policy Termination and Reinstatement for additional information.

Limits on Frequent Transfers and Market Timing Activity

This policy and its investment options are not designed to serve as vehicles for what we determine to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all policy owners and beneficiaries under the policy, including long-term policy owners who do not engage in these activities. Therefore, organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this policy.

We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques

Policy Transactions

to avoid detection. Despite our efforts to prevent frequent trading and the market timing of funds among the divisions of the Separate Account, there can be no assurance that we will be able to identify all those who trade frequently or employ a market timing strategy and curtail their trading in every instance. Therefore, the divisions of the Separate Account may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices.

If we, or the investment adviser to any of the funds available with this policy, determine that a policy owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the policy owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website or any other type of electronic medium.

Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a policy owner or other person authorized to conduct a transfer;
•	limit the amount of transfer requests that can be made during a policy year; and
•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all policy owners we believe are employing a frequent trading or market timing strategy.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, we will return the policy value to the investment option from which the transfer was attempted as of the valuation date your transfer request is rejected. We may, among other things, then require you to resubmit the rejected transfer by regular mail only.

Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any transfer request to a division if the division’s investment in the corresponding fund is not accepted for any reason.

We have the right to terminate, suspend or modify these provisions.

Dollar Cost Averaging Program

Dollar Cost Averaging (DCA) may be a way to soften the effects of short-term market fluctuations on your investment returns. It is an automated transfer program.

Dollar Cost Averaging will not assure you of a profit and will not protect you against a loss in declining markets. Since our DCA program anticipates continued investment during periods of fluctuating prices, you should consider your ability to assume the financial risks of continued DCA through periods of fluctuating price levels.

Initially, an amount of money is placed in one division of the Separate Account. Then, over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that division and allocated to other divisions or to the GPA. (See the Transfers section for information on limits on transfers from the GPA.)

Since the same, specified dollar amount is transferred to each division at a preset frequency, more accumulation units are purchased when prices are low than when prices are high. Therefore, a lower average cost per unit may be achievable than through a lump-sum purchase of units or through non-level purchases of units.

If, on a specified DCA transfer date, however, the division from which amounts are being transferred does not have enough value to make the transfers you elected, DCA will automatically terminate and your DCA transfers will not occur.

To elect DCA, complete our Dollar Cost Averaging Request form and send it to us for processing. You can also elect DCA on our website, subject to certain restrictions. You may specify a termination date for DCA, if you wish to do so. You may not elect Dollar Cost Averaging for the policy while Portfolio Rebalancing is in effect.

We may at any time modify, suspend, or terminate the Dollar Cost Averaging program without prior notification. We do not charge you to participate in the DCA program.

Policy Transactions

Portfolio Rebalancing Program

Portfolio Rebalancing is an automated transfer program that maintains specified ratios of account values among your selected portfolio rebalancing divisions.

Over time, varying investment performance among divisions may cause the ratios of your account value in those selected divisions to change. You may automatically rebalance the portions in the divisions you select with Portfolio Rebalancing.

You may choose divisions among which you wish to maintain certain relative proportions of account value. At a pre-determined frequency, we will make transfers among these selected divisions so that their account value will again match the ratios you set.

To elect Portfolio Rebalancing, complete our Portfolio Rebalancing Request form and send it to us for processing. You can also elect Portfolio Rebalancing on our website, subject to certain restrictions. You may not elect Portfolio Rebalancing while Dollar Cost Averaging is in effect for the policy.

We may at any time modify, suspend, or terminate the Portfolio Rebalancing program without prior notification. We do not charge you to participate in the Portfolio Rebalancing program.

Example:

Assume that you want your initial net premium payment split between 4 divisions: the MML Managed Bond Fund, the MML Blend Fund, the MML Equity Fund, and the Oppenheimer Aggressive Growth Fund/VA.

You have also completed a Portfolio Rebalancing form indicating that you want the values in the MML Managed Bond Fund and the Oppenheimer Aggressive Growth Fund/VA rebalanced quarterly as follows:

•	60% in the MML Managed Bond Fund; and
•	40% in the Oppenheimer Aggressive Growth Fund/VA.

Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 80% of the value of the two funds in your Portfolio Rebalancing Program.

On the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund and use the money to buy more units in the Oppenheimer Aggressive Growth Fund/VA to bring the ratio of the two funds back to 60/40 respectively.

Withdrawals

After the first policy year, you may withdraw up to 75% of the current net surrender value. The minimum amount you can withdraw is $100, including the withdrawal fee of $25. We do not charge a surrender charge for a withdrawal. You may not make a withdrawal after the younger insured’s attained age 99.

You can make a withdrawal by sending us a written request on our Partial Withdrawal Request form.

You must state in your request from which investment options you want the withdrawal made and the dollar amount you want withdrawn from each.

If you choose to withdraw an amount from the guaranteed principal account, it may not exceed the non-loaned account value in that investment option. A withdrawal from the GPA will reduce the guaranteed death benefit measure and consequently, in most cases, negatively impact the GDB safety test.

A withdrawal will reduce your policy’s account value by the amount withdrawn, including the withdrawal fee. It may also reduce the policy’s face amount.

We will reduce the face amount of your policy by the amount of the withdrawal, if:

•	Death benefit options 1 or 3 are in effect and the death benefit is greater than the minimum death benefit; or
•	Death benefit option 4 is in effect and the death benefit is greater than the minimum death benefit and the withdrawal is from the GPA; or
•	The minimum death benefit, after the withdrawal, is less than the amount of benefit provided by the death benefit option in effect; and
•	We have not received evidence of insurability satisfactory to us.

Policy Transactions

No surrender charge will apply, if your face amount is reduced because of a withdrawal.

There is one exception in cases where the death benefit option in effect is 1 or 3, or if death benefit option 4 is in effect and the withdrawal is taken from the GPA:

If the death benefit provided by the death benefit option immediately before the withdrawal is equal to the minimum death benefit, either the face amount reduction will be limited or we will not reduce the face amount.

We will not reduce the face amount if the death benefit immediately after the withdrawal would be the new minimum death benefit (based on the reduced account value). Otherwise, the face amount reduction will be based on a formula.

The formula considers the smallest withdrawal amount that would bring the minimum death benefit below the death benefit provided by the death benefit option. The formula reduces the face amount by the excess of the requested withdrawal amount over this smallest withdrawal amount. (Minimum death benefit, death benefit, and death benefit option are explained in the Death Benefit section.)

We may not allow a withdrawal if it would result in a reduction of the face amount to less than the minimum initial face amount. Withdrawals may have adverse tax consequences.

Withdrawals will be effective on the valuation date we receive your fully completed withdrawal form in good order at our Administrative Office. We will pay any withdrawal amounts within 7 days of the withdrawal effective date unless we are required to suspend or postpone withdrawal payments. (See Other Policy Rights and Limitations.)

Surrenders

You may surrender your policy to us at any time while the policy is in force and an insured is alive. We will pay you its net surrender value. To surrender your policy you must send us a completed surrender form and any other forms we may require.

The surrender will be effective on the valuation date we receive all required, fully completed forms in good order at our Administrative Office. We will pay any surrender amounts within 7 days of the surrender effective date, unless we are required to suspend or postpone surrender payments. (Please refer to Other Policy Rights and Limitations.)

The policy terminates as of the effective date of the surrender and cannot be reinstated. Surrendering the policy may result in adverse tax consequences.

Subject to product and state availability, an endorsement to the variable life insurance policy may be available. The endorsement allows the Company to waive surrender charges, under certain circumstances, if a policy owner wishes to exchange their existing variable life insurance policy offered by MassMutual or one of its subsidiaries for a qualifying non-variable life insurance policy offered by MassMutual or one of its subsidiaries. We have the right to modify, suspend, or terminate any replacement program any time without prior notification.

For more information, please contact your registered representative or call our Administrative Office.

Net Surrender Value

The net surrender value of the policy is equal to:

•	the account value; minus
•	any surrender charges that apply; and minus
•	any policy debt.

Loans

You may take a loan from the policy once the account value exceeds the total of any surrender charges. We charge interest on policy loans and it may be added to the policy debt. We refer to all outstanding loans plus accrued interest as “policy debt”. You may repay all or part of your policy debt but you are not required to do so. We will deduct any outstanding debt from the proceeds payable at death or the surrender of the policy.

We currently allow loans in all policy years, however, we reserve the right to prohibit loans in the first policy year. The maximum loan amount allowed at any time is the amount that, with accrued loan interest calculated to the next policy anniversary date, will equal your account value less any surrender charge. The maximum amount available for a loan is the maximum loan amount allowed less any existing policy debt.

Policy Transactions

Taking a loan from your policy has several risks:

•	it may increase the risk that your policy will terminate;
•	it will have a permanent effect on your policy’s net surrender value;
•	it will reduce the death proceeds;
•	it may cause your policy to fail the GDB safety test; and
•	it has potential adverse tax consequences.

These tax consequences are discussed in the Federal Income Tax Considerations section.

The risks that can result from taking a policy loan may be reduced if you repay the policy debt.

Loan Procedures

Requesting a Loan

•	You may take a loan by completing a Loan Request form and sending it to our Administrative Office.
•	You must assign the policy to us as collateral for the loan.

Payment of Proceeds

Loans will be effective on the valuation date we receive your Loan Request form and all other required documents in good order at our Administrative Office. On the effective date of the loan, we deduct proportionate accumulation units from the divisions you have selected and, if applicable, the guaranteed principal account (excluding any outstanding loans and transfer the resulting dollar amounts to the loan section of the guaranteed principal account. We will pay any loan amounts within 7 days of the loan effective date, unless we are required to suspend or postpone loan amounts. (Please refer to Other Policy Rights and Limitations.)

Interest Credited on the Loaned Value

When you take a loan, we transfer an amount equal to the loan to the loan section of the guaranteed principal account. This amount earns interest at a rate equal to the greater of:

•	3%, or
•	the policy loan rate less the loan interest rate expense charge.

On each policy anniversary, the interest earned on any outstanding loan is transferred to the divisions of the Separate Account according to the values in them at that time. If you have no value in the Separate Account at that time, then the interest earned on any outstanding loan remains in the GPA.

Loan Interest Charged

The interest rate charged on loans is 4%. This is a fixed rate; it will not change during the life of the policy.

Interest on policy loans accrues daily and becomes part of the policy debt as it accrues. It is due on each policy anniversary. If you do not pay it when it is due, the interest is deducted proportionately from the divisions of the Separate Account according to the then current value in those divisions and added to the loan. As part of the loan, it will bear interest at the loan rate. We will treat capitalized interest the same as a new loan. If there is not enough value in the divisions, the balance of the interest due will be taken from the GPA and that will, in turn, impact the GDB measure.

Effect of a Loan on the Values of the Policy

You must select from where you would like the loan amount deducted. You may choose to deduct your loan from:

•	up to 18 divisions of the Separate Account, or
•	up to 17 divisions of the Separate Account and the GPA.

A policy loan affects policy values since we reduce the death benefit and net surrender value by the amount of the policy debt. Additionally, if you elect to take any portion of the loan from the GPA, the policy’s guaranteed death benefit measure will also be reduced and, consequently, in most cases, negatively impact the GDB safety test.

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the guaranteed principal account. This amount does not participate in the investment performance of the Separate Account.

Whenever you reach your policy debt limit, your policy is at risk of terminating whether or not the GDB safety test has been met. If this happens we will notify you in writing. The section on Policy Termination explains more completely what will happen if your policy is at risk of terminating.

Policy Transactions

Your policy debt limit is reached when total policy debt exceeds:

•	the account value less surrender charges, if the GDB safety test has not been met, or
•	the account value if the GDB safety test has been met.

Repayment of Loans

You may repay all or part of your policy debt at any time while an insured is living and while the policy is in force. We will increase the death benefit and net surrender value under the policy by the amount of the repayment.

We will apply your loan repayments on the valuation date they are received at our Administrative Office, in good order.

Any loan repayment you make within 30 days of the policy anniversary date will first pay policy loan interest due. We will allocate any other loan repayment first to the guaranteed principal account until any loan amount that originated from the GPA, excluding interest, is repaid. Any additional loan repayments, including loan interest, will be allocated to the GPA and the divisions of the Separate Account according to your premium allocation instructions in effect at that time.

Any loan repayments allocated to the GPA will also increase the guaranteed death benefit measure.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment.

Policy Transactions

Death Benefit

If both insureds die while the policy is in force, we will pay the death benefit to the named beneficiary. Due proof of each insured’s death must be furnished to us when it occurs.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding policy debt, and any unpaid premium needed to avoid termination. The death benefit is calculated as of the date of the second death.

The minimum death benefit for your policy is based on your policy’s account value as described below.

Minimum Death Benefit

In order to qualify as life insurance under Internal Revenue Code Section 7702, the policy must have a minimum death benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Cash Value Accumulation Test. Under this test the minimum death benefit is equal to a multiple of the account value. The multiple factor depends on the insureds’:

•	genders,
•	attained ages,
•	tobacco classifications, and
•	coverage year.

Guideline Premium Test. Under this test the minimum death benefit also is equal to a multiple of the account value, but the multiple factor varies only by the attained age of the younger insured.

The multiple factors for the Cash Value Accumulation Test and the Guideline Premium Test are shown in the policy.

Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. In general, if you intend to pay premiums only in the early policy years, the Cash Value Accumulation Test may be appropriate. If you intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. You should review policy illustrations of both approaches with your financial representative to determine how the policy works under each test, and which is best for you.

Death Benefit Options

When you apply for the policy you must choose one of four death benefit options. These are:

•	Option 1 — The benefit is the greater of:

(a)	The face amount on the date of the second death; or

(b)	The minimum death benefit on the date of the second death.

•	Option 2 — The benefit is the greater of:

(a)	The face amount plus the account value on the date of the second death, or

(b)	The minimum death benefit on the date of the second death.

•	Option 3 — The benefit is the greater of:

(a)	The face amount, plus the premiums paid (less any premiums refunded) to the date of the second death; or

(b)	The minimum death benefit on the date of the second death.

•	Option 4 — The benefit is the greater of:

(a)	The face amount plus the account value on the date of the second death less the guaranteed principal account excluding the amount of any policy loan, or

(b)	The minimum death benefit on the date of the second death.

You should note that death benefit options 2 and 4 provide a variable death benefit. This means that, because the death benefit amount includes the account value, it can change from day to day. Your policy’s account value will vary due to the investment performance of the variable divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses.

Death Benefit

Right to Change the Death Benefit Option

After the first policy year, generally, you may change the death benefit option while both insureds are living. However, no change will be permitted beyond the younger insured’s attained age 99.

There is one exception. Death benefit option 3 can only be selected before the policy is issued. You cannot change to death benefit option 3 from any of the other death benefit options after the policy has been issued. You may, however, change from death benefit option 3 to any of the other death benefit options while the policy is in force.

Although we do not currently restrict the number of times you may change your death benefit option, we reserve the right to limit the number of death benefit option changes in any policy year.

You must send us a written request to change your death benefit option. We do not require evidence of insurability.

The change in death benefit option will be effective on the monthly charge date that is on or precedes the date we receive the request.

The value of your death benefit under the new death benefit option will be the same as the value of the death benefit under the old death benefit option at the time of the change. Therefore, the policy’s face amount will be adjusted accordingly when there is a change in the death benefit option. (Appendix C contains examples of how a change in death benefit option impacts the policy’s face amount.)

When the face amount changes as a result of a change in the death benefit option:

•	the monthly charges will also change;
•	the charge for certain additional benefits may change;
•	the GDB factors will change; and
•	the policy surrender charge will not change.

A change in your death benefit option may also have an impact on your ability to satisfy the GDB safety test.

You cannot change the death benefit option if, as a result, the face amount would be reduced to an amount that is less than the minimum initial face amount.

Right to Change the Face Amount

You may request an increase or decrease in the face amount. If you change your face amount, your policy charges, including surrender charges, will change accordingly. Your ability to satisfy the GDB safety test will also be affected.

We reserve the right to limit the size and number of changes to the face amount in any policy year.

If you increase or decrease the policy face amount, your policy may become a modified endowment contract (MEC) under federal tax law. MECs are discussed in the Federal Income Tax Considerations section of this prospectus; however, you should consult your tax adviser for information on how a MEC may effect your tax situation.

Increases in Face Amount. To increase the policy face amount, you must provide us with a written application and evidence both insureds are still insurable.

An increase in face amount may not be:

•	less than $50,000; or
•	made on or after the policy anniversary nearest the older insured’s attained age 90.

If the account value is insufficient to continue the policy in force for three months at the new monthly charges and interest, we may require a premium payment sufficient to increase the account value to such an amount.

Additional insurance charges, face amount charges, GDB insurance factors, and GDB face amount factors will apply for each face amount increase you elect. Additionally, a separate surrender charge schedule will apply to the amount of the increase. Generally, these surrender charges will apply during the first 19 years of the segment’s coverage.

Face amount increases will be effective on the monthly charge date that is on, or precedes, the date we approve the application for the increase.

Decreases in Face Amount. You may decrease the face amount any time after the first policy year or one year after a face amount increase. You must send a written request to our Administrative Office. If you decrease the policy face amount, we cancel all or part of your face amount segments, and a surrender charge may apply.

Death Benefit

A decrease will reduce the face amount in the following order:

(a)	the face amount of the most recent increase; then

(b)	the face amounts of the next most recent increases successively; and last

(c)	the initial face amount.

You may not decrease the face amount:

•	on or after the policy anniversary nearest the younger insured’s 100th birthday; or
•	if the decrease would result in a face amount of less than the minimum initial face amount ($100,000).

Face amount decreases will be effective on the monthly charge date that is on, or precedes, the date we receive the written request.

Decreases in the policy’s face amount may have adverse tax consequences.

When We Pay Death Benefit Proceeds

If the policy has not terminated and it is determined that the claim is valid, we normally pay the death benefit within seven days after we receive all required documents, in good order, at our Administrative Office.

We investigate all death claims that occur within two-years (a) after the policy is issued, (b) after an increase in the face amount, or (c) after reinstatement. These two-year periods are called the policy’s “contestable periods”.

We may also investigate death claims beyond a two-year contestable period. We generally determine whether the claim is valid within five days after we receive the information from a completed investigation.

We can delay payment of the death benefit payments during periods when:

i.	It is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);

ii.	Trading is restricted by the SEC;

iii.	The SEC declares an emergency exists; or
iv.	The SEC, by order, permits us to delay payment in order to protect our owners,

And if,

•	The period begins on or before the date of the second death; and
•	The amount of the death benefit is based on the variable account value of the policy as of the date of the second death.

We will pay interest on the death benefit from the date of the second death to the date of a lump sum payment or the effective date of a payment option.

Payment Options

We will pay the death benefit in one lump sum or the beneficiary may choose one or more of the following options:

•	Installments for a specified period;
•	Installments for a specified amount;
•	As a life income;
•	As a life income with payments guaranteed for the amount applied;
•	As a joint lifetime income with reduced payments to the survivor;
•	Interest on the benefit amount.

Your policy and the Statement of Additional Information provide more information about these payment options.

Suicide

If either insured dies by suicide, while sane or insane, the policy death benefit may be limited.

•	If the death occurs within two years after the issue date, the policy will terminate and we will refund to the owner the sum of all premiums paid less any withdrawals and any policy debt.
•	If the death occurs within two years after reinstatement of the policy, the policy will terminate and we will refund to the owner the sum of the premium paid to reinstate and all premiums paid thereafter, less any withdrawals after reinstatement and any policy debt at the time of death.
•	If death occurs within two years after the effective date of an increase in face amount (but at least two years after the issue date or any reinstatement), the policy will terminate and we will refund to the owner the sum of the monthly charges made for the increase.

Death Benefit

However, if a refund as described in either of the two preceding paragraphs is payable, there will be no additional payment for the increase.

Error of Age or Gender

If either insured’s age or gender is misstated in the policy application, we may adjust the face amount. The adjustment will reflect the amount provided by the most recent monthly insurance charges using the correct ages and genders. If the adjustment is made while either insured is living, monthly charges after the adjustment will be based on the correct ages and genders.

Death Benefit

Charges and Deductions

We deduct the following charges from the policy.

In addition, the fund managers deduct expenses from the funds. For more information about these expenses, see the individual fund prospectuses.

Transaction Charges

Deductions from Premiums

We deduct a premium expense charge from each premium payment you make. The premium expense charge is generally used to cover taxes assessed by a state and/or other governmental agency as well as acquisition expenses.

The maximum premium expense charge we can deduct is 5.0% of any premium paid.

Withdrawal Charge

If you make a withdrawal from your policy, we deduct $25 from the amount you withdraw. This fee is guaranteed not to increase for the duration of the policy. This charge reimburses us for processing the withdrawal.

Loan Interest Rate Expense Charge

We assess a loan interest rate expense charge against policies with outstanding loan balances. The maximum loan interest rate expense charge is:

•	1% during policy years 1 through 15, and
•	0.25% during policy years 16+.

It is deducted from the policy loan interest rate to determine the interest rate we use to credit interest to the loaned portion of the guaranteed principal account. This charge reimburses us for the ongoing expense of administering the loan.

Surrender Charges

There is a charge if you fully surrender your policy or if you decrease the face amount. Generally, these charges will apply during:

•	the first 19 years of coverage, and
•	the first 19 years after each increase in face amount,

However, in no event will we deduct surrender charges after the younger insured’s attained age 98.

This surrender charge is also sometimes called a “deferred sales load”. The charge compensates us for expenses incurred in issuing the policy, and face amount increases, and for the recovery of acquisition costs.

The surrender charge is a charge against the account value of the policy. The deduction is taken from the Separate Account divisions and the guaranteed principal account (excluding debt) in proportion to the values in each on the effective date of the surrender or decrease in face amount.

We calculate surrender charges separately for the initial face amount and for each increase in the face amount. The surrender charge for the policy is the sum of the surrender charges for the initial face amount and all face amount increases.

Your policy’s surrender charges will be listed in your policy. The charge is based on:

•	the policy’s face amount,
•	the age of the younger insured,
•	the insureds’, genders, and risk classifications, and
•	the coverage year.

In no case, however, will the surrender charge ever exceed $ 56.52 per $1,000 of face amount.

Subject to state availability, an endorsement to the policy may be available. The endorsement allows the Company to waive surrender charges, under certain circumstances, if a policy owner wishes to exchange their existing variable life insurance policy for a non-variable life insurance policy offered by MassMutual or one of its subsidiaries.

For more information, please contact your registered representative or call our Administrative Office.

Surrender Charges for Decreases in Face Amount

If you decrease your policy’s face amount, we cancel all or a part of your face amount segments and charge a partial surrender charge that is equal to the surrender charge associated with each decreased or cancelled segment multiplied by the proportion of that segment that is decreased. If the partial surrender charge would be greater than the account value (less debt) of the policy, we set the

Charges and Deductions

partial surrender charge equal to the account value (less debt) on the date of the surrender.

After a face amount decrease, we reduce the surrender charge for the remaining segments by the amount of the partial surrender charge. This charge provides us with a proportional compensation for expenses incurred in issuing the policy and face amount increases, and for the recovery of acquisition costs.

Rider Processing Fee

We may charge a one-time processing fee for some riders.

Monthly Charges Against the Account Value

The following charges are deducted from the account value on each monthly charge date. We do not, however, deduct these monthly charges after the younger insured’s attained age 99.

The monthly charge date is the date on which monthly charges for the policy are due. The first monthly charge date is the policy date, and subsequent monthly charge dates are on the same day of each succeeding calendar month.

Your policy’s monthly charge date will be listed in the policy specifications page. Monthly charges will be deducted:

A.	On the policy’s first two monthly charges dates:

Proportionately from the unloaned fixed account value and the values in the divisions of the Separate Account.

If there is not enough account value on either of the first two monthly charge dates, the policy will enter the grace period, unless the GDB safety test is met. If the GDB safety test is met, monthly charges due will be reduced to the unloaned account value.

And,

B.	On all subsequent monthly charge dates:

From the GPA.

If there is not enough account value in the unloaned GPA on any of the subsequent monthly charge dates and the GDB measure is less than the GDB monthly factors, monthly charges will then be deducted proportionately from the unloaned fixed account value and the values in the divisions of the Separate Account.

If the GDB safety test is met (or, in some situations, just the GDB measure portion of the GDB safety test) the monthly charges due will be reduced to the value of the unloaned portion of the GPA and will be deducted solely from that account. These situations are discussed more fully in the Policy Termination section.

Administrative Charge and Face Amount Charge

The administrative charge and the face amount charge reimburse us for issuing and administering the policy, and for such activities as processing claims, maintaining records and communicating with you.

Administrative Charge. The maximum administrative charge is $12 per policy, per month.

Face Amount Charge. The face amount charge is a rate per $1,000 of face amount. We calculate the face amount charge separately for the initial face amount and for each increase in the face amount. It is based on:

•	the issue ages of the insureds for the initial face amount, and
•	for each increase, the insureds’ ages at time of the increase,

and it is multiplied by the segment face amount. This charge can be assessed during the first 20 years of each coverage segment.

Insurance Charge

The insurance charge reimburses us for providing you with life insurance protection. We deduct an insurance charge based on your policy’s insurance risk.

The maximum or guaranteed insurance charge rates associated with your policy are shown in the policy’s specification pages. They are calculated using the 1980 Commissioners Standard Ordinary

Charges and Deductions

Mortality Tables or, for unisex rates, the 1980 Commissioners Ordinary Mortality Table B. The rates are also based on the ages, genders (unless the unisex rates are used), and risk classifications of the persons insured by the policy.

Your policy’s actual or current insurance charge rates are based on the insureds’ issue ages (and ages at increase, if applicable), risk classes, and genders (unless unisex rates are used). These rates generally increase as the insureds’ ages increase. The rates will vary with the number of years the coverage has been in force and with the total face amount of the policy.

How the insurance charge is calculated. A. If the minimum death benefit is not in effect:

We calculate the insurance charge on the first day of each policy month by multiplying the current insurance charge rate by a discounted insurance risk.

The insurance risk is the difference between:

•	The amount of benefit available, on that date, under the death benefit option in effect, discounted by the monthly equivalent of 3% per year, and
•	the account value at the beginning of the policy month before the monthly insurance charge is due.

The following three steps describe how we calculate the insurance charge for your policy:

Step 1: We calculate the total insurance risk for your policy:

a.	We divide the amount of benefit under the death benefit option in effect that would be available at the beginning of the policy month by 1.0024662698;
b.	We subtract your policy’s account value at the beginning of the policy month from the amount we calculated in 1a above.

Step 2: We allocate the insurance risk in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

B.	If the minimum death benefit is in effect:

We also calculate the insurance charge on the first day of each policy month. However, in Step 1 we calculate the total insurance risk for your policy, as described in A, (i) assuming the minimum death benefit is in effect, and then (ii) assuming the minimum death benefit is not in effect.

Step 2: We allocate the insurance risk:

a.	calculated for (ii) in proportion to the face amount of each segment and each increase that’s in force as of your monthly charge date; and
b.	we subtract the risk calculated for (ii) from the risk calculated for (i) and allocate that amount to the last underwritten segment.

Step 3: We multiply the amount of each allocated insurance risk by the insurance charge rate for each coverage segment. The sum of these amounts is your insurance charge.

Additional Information about the Insurance Charge. We will apply any changes in the insurance charges uniformly for all insureds of the same issue ages, gender, risk classes, and whose coverage has been in-force for the same length of time. No change in insurance class or cost will occur on account of deterioration of an insured’s health after we issue the policy.

Because your account value and death benefit may vary from month to month, your insurance charge may also vary on each monthly charge date. The cost of your insurance depends on the amount of insurance risk on your policy. Factors that may affect the insurance risk include:

•	the amount and timing of premium payments,
•	investment performance,
•	fees and charges assessed,
•	rider charges,
•	withdrawals,
•	policy loans,
•	changes to the face amount, and
•	changes to the death benefit option.

Rider Charges

You can obtain additional benefits by applying for riders on your policy. The charge for these riders is to compensate us for the anticipated cost of providing the additional benefits.

Charges and Deductions

Daily Charges Against the Separate Account

The following charges are deducted from the Separate Account daily:

Asset Charge

The asset charge is determined on your policy’s monthly charge date and is based on your policy’s account value, on that monthly charge date, after the current monthly charges are deducted.

The charge is applied, on a daily basis, to your value in the Separate Account only. The maximum annual asset charge is equal to 0.90% of the portion of your policy’s average daily net assets that are invested in the Separate Account. The actual percentage that we charge may vary by the policy’s account value and policy years. See the Fee Tables — Periodic Charges Other Than Fund Operating Expenses for information on how the current asset charge is determined.

When your policy is issued, the asset charge is set assuming your policy account value is $100,000, regardless of your policy’s actual account value. The asset charge will remain at this level until the monthly charge date that is on or immediately after the date we receive your first premium payment. On the monthly charge date immediately following your first premium payment, your asset charge will be set according to the policy’s actual account value. On each of the policy’s subsequent monthly charge dates during your first 15 policy years, we will determine the asset charge to be applied to your value in the Separate Account until the next monthly charge date. Even though your variable account value may change from day-to-day, the asset charge applied to your value invested in the Separate Account will only change on a monthly charge date when your account value has increased or decreased to a level that triggers the assessment of a different asset charge as shown in the table.

The asset charge compensates us for the risks and expenses involved in issuing and administering life insurance protection.

If the asset charge is not sufficient to cover the risks and expenses involved in issuing and administering the policy, we will bear the loss. If the amount of the charge is more than sufficient to cover those risks and expenses, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

Fund Expenses

The Separate Account purchases shares of the funds at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. In addition, one or more of the funds available as an investment choice may pay us a distribution fee out of the fund’s assets. This distribution fee is called a “12b-1” fee. Any investment in one of the funds with a 12b-1 fee will increase the cost of your investment in this contract. Please refer to the fund prospectuses for more information regarding these expenses.

Special Circumstances

There may be special circumstances that result in sales or administrative expenses or insurance risks that are different than those normally associated with this policy. Under such circumstances, we may vary the charges and other terms of the policies. We will make these variations only in accordance with uniform rules we establish.

Charges and Deductions

Other Benefits Available Under The Policy

Additional Benefits You Can Get By Rider

You can obtain additional benefits if you request them and qualify for them. We provide additional benefits by riders, which are subject to the terms of both the rider and the policy. The cost of each rider is generally deducted as part of the monthly charges. Some riders do not result in monthly charges, however, we may charge a one-time fee when you exercise the rider.

Riders for which we charge will also have guaranteed death benefit factors associated with them. The GDB factors will be described in the rider and will be included in the calculations used to determine the GDB measure. If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

Following is a brief description of the riders that can be, subject to state availability, added to the policy. For more information on these riders please refer to the Statement of Additional Information or talk to your financial representative. The terms and conditions of these riders may vary from state to state.

Accelerated Death Benefit Rider

This rider advances to the owner a portion of the policy’s death benefit after the first death occurs, when we receive proof, satisfactory to us that the surviving insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy equal to the amount of benefit accelerated. Interest is not charged on the lien.

In states where this rider is available, it may be included automatically with the policy.

Estate Protection Rider

This rider provides a level amount of survivorship term insurance on the lives of the insureds. If both insureds die during the first four base policy years and while the rider is in force, we will add the rider death benefit to the death benefit provided by the base policy.

Policy Split Option Rider

This rider provides, subject to certain conditions, the right to exchange the base policy for two individual policies, one each on the life of each insured without evidence of insurability. The right to exchange will be available for specific six-month periods as defined in the rider.

The face amount of each new policy will be one-half the face amount of the base policy at the time of the exchange. Each new policy may be issued as either a fixed premium permanent life policy, a flexible premium adjustable life policy, or a flexible premium adjustable variable life policy.

The new policy may have different terms and conditions than this policy. After you have exercised this rider, you cannot reinstate this policy.

Survivorship Term Rider

This rider provides a level amount of survivorship life insurance on the insureds. If both insureds die while the rider is in force, we will add the rider death benefit to the death benefit provided by the base policy. If the base policy has a Policy Split Option Rider, the face amount of this rider is added to the base policy’s face amount in computing the face amount of each new policy at the time of the split. This rider is convertible for a limited period.

There is no premium expense factor associated with the Survivorship Term Rider. Therefore, if you elect the rider, you may pay a lower premium expense charge on some premiums than you would for an equal premium payment on a policy with the same total face amount but without the rider.

•	Since there are no surrender charges associated with the rider, the policy’s total net surrender value may be higher during periods when surrender charges are in effect.
•	The policy may have lower account values in later years.
•	Decreasing the rider face amount would not incur a surrender charge.
•	The amount of premiums you may pay each policy year may be lower.

You should review these factors with your financial representative before deciding whether to use the Survivorship Term rider.

Other Benefits Available Under The Policy

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. It also is not intended as tax advice. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code, Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

For complete information on any tax issue, we urge you to consult a qualified tax adviser. No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans. We believe the policy meets the Internal Revenue Code (“IRC”) definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the beneficiary’s gross income under federal tax law, and the gain accumulated in the contract is not taxed until withdrawn or otherwise accessed. Gain withdrawn from a policy is taxed as ordinary income.

The following information applies only to a policy that is not a modified endowment contract (“MEC”) under federal tax law. See Modified Endowment Contracts below for information about MECs.

As a general rule, withdrawals are taxable only to the extent that the amounts received exceed your cost basis in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.

However, special rules apply to certain withdrawals associated with a decrease in the policy death benefit. The IRC provides that if:

•	there is a reduction of benefits during the first 15 years after a policy is issued, and
•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net surrender value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the account value, reduced by any surrender charges, but not reduced by any outstanding policy debt. Therefore, if there is a loan on the policy when the policy is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.

To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your premiums paid (that is, your cost basis) in the policy is $10,000, your account value is $15,000, you have no surrender charges, and you have received no other distributions and taken no withdrawals under the policy. If, in this example, you have an outstanding policy debt of $14,000, you would receive a payment equal to the net surrender value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 account value minus $10,000 cost basis).

The potential that policy debt will cause taxable income from policy termination to exceed the payment received at termination also may occur if the policy terminates without value. Factors that may contribute to these potential situations include: (1) amount of outstanding policy debt at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charge rates due to increasing attained ages of the insureds; and (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value.

One example occurs when the policy debt limit is reached. If, using the previous example, the

Federal Income Tax Considerations

account value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the policy debt limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 account value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding policy debt to reach the policy debt limit.

To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax adviser at least annually, and take appropriate preventative action.

A change of the owner or an insured, or an exchange or assignment of the policy, may cause the owner to recognize taxable income.

We believe that, under current tax law, any loan taken under the policy will be treated as policy debt of the owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade for business” or “investment” purposes, provided that you meet certain narrow criteria.

If the owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (“AMT”) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net surrender value on the date of the second death.

The impact of federal income taxes on values under the policy and on the benefit to you or your beneficiary depends on the Company’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each owner or beneficiary.

Investor Control. There are a number of tax benefits associated with variable life insurance policies. Gains on the net investment experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among divisions of the Separate Account also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the policy owner, has control of the investments underlying the various divisions for the policy to qualify as life insurance.

You may make transfers among divisions of the Separate Account, but you may not direct the investments each division makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment divisions in which to invest account values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

Federal Income Tax Considerations

Modified Endowment Contracts. If a policy is a modified endowment contract (“MEC”) under federal tax law, loans, withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the account value (both loaned and unloaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the account value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual owners. The penalty tax will not apply to distributions:

(i)	made on or after the date the taxpayer attains age 59½; or
(ii)	made because the taxpayer became disabled; or
(iii)	made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:

•	the accumulated amount paid under the contract at any time during the first seven contract years exceeds

•	the total premiums that would have been payable at that time for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period, we will retest the policy using the lower benefit amount. If the reduction in death benefit causes the policy to become a MEC, this change is effective retroactively to the policy year in which the actual premiums paid exceed the new, lower 7-pay limit.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 days after the reduction in such benefit.

We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new seven-year test period or cause the policy to become a MEC.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the policy. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of income accumulated in that particular policy. For purposes of determining the amount of income received from a MEC, the law considers the total of all income in all the MECs issued within the same calendar year to the same owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total income.

Qualified Plans. The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should

Federal Income Tax Considerations

not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or Section 403(b) custodial account.

Payments to Nonresident Aliens

Generally, a taxable distribution from a policy paid to a nonresident alien is subject to federal income tax at a rate of 30% of the amount of taxable income that is distributed. We are required to withhold this 30% tax and send it to the Internal Revenue Service.

A “nonresident alien” is a person who is not a US citizen and who is not a US resident (based on either the “green card” or “substantial presence” test). A payment is treated as paid to a nonresident alien even if it is deposited into a US bank account owned by a nonresident alien.

Some distributions to nonresident aliens may be subject to a lower tax rate (or to no tax) if a US income tax treaty with the payee’s country of residence provides for lower rate of US tax or for no tax. To obtain the benefit of any reduced tax allowed by a treaty, the nonresident alien must claim the treaty benefit by providing us with a Form W8-BEN containing:

(1)	proof of residency (in accordance with Internal Revenue Service (“IRS”) requirements); and

(2)	an IRS individual taxpayer identification number (“ITIN”).

If the nonresident alien does not satisfy all of these conditions, we will withhold 30% of the taxable portion of the distribution.

Federal Income Tax Considerations

Other Information

Other Policy Rights and Limitations

Right to Assign the Policy

Unless you have named an irrevocable beneficiary, you may assign the policy as collateral for a loan or other obligation. For any assignment to be binding on us, however, we must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Your Voting Rights

You have the right to instruct us how to vote on questions submitted to the shareholders of the funds supporting the policy. This right is limited to the extent you have invested in those divisions.

Your right to instruct us is based on the number of shares of the funds attributable to your policy. The number of shares of any fund, attributable to your policy, is determined by dividing the account value held in that division by $100. Fractional votes are counted.

You will receive proxy material and a form to complete giving us voting instructions. We vote those shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions.

Replacements

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financial purchase. A “financial purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender, or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

You should also note that once you have replaced your variable life insurance policy or annuity contract, you generally cannot reinstate it even if you choose not to accept your new variable life insurance policy or annuity contract during your “free look” period. The only exception to this rule would be if you live in a state that requires the insurer to reinstate the previously surrendered policy or contract if the owner chooses to reject their new variable life insurance policy or annuity contract during the “free look” period.

Deferral of Payments

Delay of Payment of Proceeds from the GPA

We may delay payment of any net surrender values, withdrawals, and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.

If we delay payment of a surrender or withdrawal for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option.

Delay of Payment of Proceeds from the Separate Account

We can delay payment of the net surrender value or any withdrawal or loan from the Separate Account during any period when:

i.	it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings);
ii.	trading is restricted by the SEC;
iii.	the SEC declares an emergency exists; and
iv.	the SEC, by order, permits us to delay payment in order to protect our owners.

Other Information

Reservation of Company Rights to Change the Policy or Separate Account

Separate Account Changes

We reserve the right to make certain material changes to the Separate Account. Specifically, we reserve the rights to:

•	Create new divisions of the Separate Account;
•	Create new Separate Accounts and new segments;
•	Combine any two or more Separate Account segments or divisions;
•	Make available additional or alternative divisions of the Separate Account investing in additional investment companies;
•	Invest the assets of the Separate Account in securities other than shares of the funds. These securities can be substitutes for fund shares already purchased or they can apply only to future purchases;
•	Operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	De-register the Separate Account under the 1940 Act in the event such registration is no longer required;
•	Substitute one or more funds for other funds with similar investment objectives;
•	Delete funds or close funds to future investments; and
•	Change the name of the Separate Account.

We have reserved all rights to the name Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we may also withdraw this right.

As a result of changes in applicable laws, regulations or variable investment divisions offered under the policy, we may exercise one or more of the rights listed above. If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Sales and Other Agreements

MML Distributors, LLC (“MML Distributors”), 1414 Main Street, Springfield, Massachusetts 01144-1013, is the principal underwriter of the policy. MML Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. MML Distributors receives compensation for its activities as the underwriter of the policy.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies, for which we may compensate them.

Agents who sell these policies will receive commissions based on certain commission schedules and rules. We pay commissions as a percentage of the premium paid in each year of coverage. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the Issue Age, gender, and risk classification of the Insured. The Statement of Additional Information contains more detail on the maximum commission percentages.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.

Other Information

We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors or MassMutual may enter into special arrangements with certain broker-dealers based on aggregate or anticipated sales of the policies or other criteria. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. In addition, broker-dealer firms may also receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to MassMutual or our affiliates. Any such compensation payable to a broker-dealer firm will be made by MML Distributors or MassMutual out of their own assets and will not result in any additional direct charge to you.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits, which seek both compensatory and punitive damages. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially impact our financial position or liquidity.

Financial Statements

We have included our statutory financial statements in the Statement of Additional Information.

Other Information

Appendix A

Following are hypothetical examples of how the guaranteed death benefit (GDB) safety test works. Example 1 represents a situation where there is no outstanding policy loan. Examples 2a thru 2c represent situations where there is outstanding policy debt.

These examples are provided for illustrative purposes only and are in no way representative of actual policy values.

Example #1 ~ Meeting the GDB safety test when there is no policy debt:

Assume the following:

•	It is the policy’s sixth monthly charge date;
•	You have no policy debt;
•	No withdrawals have been made;
•	The monthly charges are $100;
•	Your policy’s GPA value is $50;
•	The minimum monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $20 on each monthly charge date;
•	The GDB measure equals 75, and
•	The monthly GDB factors total 70.

In the initial no lapse period, the monthly charges will be reduced to $50, the policy’s GPA value is reduced to zero, and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that monthly charge date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

Therefore, the safety test has been met.

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date.

Example #2a ~ Meeting the safety test when there is an existing policy loan, but accrued interest is not yet due and the policy has not exceeded its debt limit:

Assume the following:

•	The policy is in the first month of the 11th policy year;
•	You have policy debt of $2,000;
•	The surrender charges are $135;
•	The monthly charges are $200*;
•	Your policy’s account value is $2,160;
•	The non-loaned GPA value is $75;
•	The variable account value is $85;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $40 on each monthly charge date;
•	The GDB measure equals 75, and
•	The monthly GDB factors total 70.

In the initial no lapse period, the monthly charges will be reduced to $75 (the non-loaned value of the GPA) and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

Therefore the safety test is met, and

c.	Policy debt ($2,000) does not exceed the policy debt limit (in this case the account value, $2,160).

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date and the policy’s debt limit has not been reached.

* If the monthly charges are less than the policy’s non-loaned account value (in this case $160), then (b) does not apply.

Appendix A

Example 2b ~ Meeting the safety test when there is policy debt (which includes accrued interest) that does not exceed the policy’s debt limit:

Assume the following:

•	It is the policy’s 11th policy anniversary;
•	You have an existing policy loan of $2,000;
•	You have accrued loan interest of $80 that is due and, instead of paying the interest, it is added to your policy loan;
•	The surrender charges are $135;
•	The monthly charges are $300*;
•	Your policy’s account value is $2,260;
•	The non-loaned GPA value is $75;
•	The variable account value is $185;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $40 on each monthly charge date;
•	The GDB measure equals 75, and
•	The monthly GDB factors total 70.

In this case, $80 of your variable account value will be transferred to the loaned portion of the policy’s GPA to pay the accrued loan interest, increasing policy debt to $2,080.

In the initial no lapse period, the monthly charges will be reduced to $75 (the non-loaned portion of the GPA) and the policy will stay in force because:

a.	The GDB measure exceeds the total GDB factors on that date;
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met, and
c.	Policy debt ($2,080) does not exceed the policy debt limit (in this case the account value, $2,260).

After the policy’s initial no lapse period, it would still stay in force because the GDB measure is greater than the total GDB factors on that date and the policy’s debt limit has not been reached.

*If the monthly charges are less than the policy’s non-loaned account value (in this case $260), then (b) does not apply.

Example 2c ~ Meeting the safety test when there is policy debt (which includes accrued interest) that has exceeded the policy debt limit:

Assume the following:

•	It is the policy’s 11th policy anniversary;
•	You have an existing policy loan of $2,500;
•	You have accrued loan interest of $100 that is due and, instead of paying the interest, it is added to your policy loan;
•	The surrender charges are $135;
•	The monthly charges are $100;
•	Your policy’s account value is $2,550;
•	The non-loaned GPA value is $25;
•	The variable account value is $25;
•	The minimum no lapse monthly premium is $20;
•	Beginning on the policy date you have made premium payments of $50 on each monthly charge date;
•	The GDB measure equals 100, and
•	The monthly GDB factors total 70.

In this case, $100 of your unloaned account value should be transferred to the loaned portion of the policy’s GPA to pay the accrued loan interest, which would increase policy debt to $2,600. In this situation:

a.	The GDB measure exceeds the total GDB factors on that date, and
b.	The minimum monthly premium requirement (see Guaranteed Death Benefit Safety Test section) has been met.

However, because there is insufficient value in the unloaned account value (the non-loaned GPA and the variable account values) to satisfy the interest payment, policy debt ($2,600) exceeds the policy debt limit (in this case the account value of $2,550), therefore, although your policy has satisfied the GDB safety test, it will enter the grace period.

Appendix A

Appendix B

Hypothetical Examples of the Impact of the Account Value, Guaranteed Principal Account (GPA) Value, and Premiums on the Policy Death Benefit

Example I ~ Death Benefit Option 1

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,000,000.

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit remains at $1,000,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit still remains at $1,000,000.

Example II ~ Death Benefit Option 2

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt

Based on these assumptions,

•	the death benefit is $1,050,000 (face amount plus account value).

If the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,080,000.

If the account value decreases to $30,000 and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,030,000.

Example III ~ Death Benefit Option 3

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	Minimum death benefit is $219,000
•	No policy debt
•	Premiums paid under the policy to-date total $40,000

Based on these assumptions,

•	the death benefit is $1,040,000 (face amount plus premiums paid).

If you pay an additional $30,000 of premium and the account value increases to $80,000 and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,070,000.

Example IV ~ Death Benefit Option 4

Assume the following:

•	Face amount is $1,000,000
•	Account value is $50,000
•	GPA value is $30,000
•	Minimum death benefit is $219,000
•	No policy debt
•	Premiums paid under the policy to-date total $40,000

Based on these assumptions,

•	the death benefit is $1,020,000 (face amount plus account value minus GPA value).

If the account value increases to $80,000, the GPA value increases to $40,000, and the minimum death benefit increases to $350,400,

•	the death benefit will increase to $1,040,000.

If the account value decreases to $30,000, the GPA value decreases to $10,000, and the minimum death benefit decreases to $131,400,

•	the death benefit will decrease to $1,020,000.

Appendix B

Appendix C

Hypothetical Examples of Death Benefit Option Changes

Example I ~ Change from Option 1 to Option 2

For a change from option 1 to option 2, the face amount will be decreased by the amount of the account value on the effective date of the change.

For example, if the policy has a face amount of $700,000 and an account value of $25,000, under option 1 the death benefit is equal to the face amount, or $700,000. If you change from option 1 to option 2, the death benefit under option 2 is equal to the face amount plus the account value. Since the death benefit does not change as the result of a death benefit option change, the face amount will be decreased by $25,000 to $675,000, and the death benefit under option 2 after the change will remain $700,000.

Example II ~ Change from Option 2 to Option 1

For a change from option 2 to option 1, the face amount is increased by the amount of the account value on the effective date of the change.

For example, if the policy has a face amount of $500,000 and an account value of $25,000, the death benefit under option 2 is equal to the face amount plus the account value, or $525,000. If you change from option 2 to option 1, the death benefit under option 1 is equal to the policy face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 2 to $525,000 under option 1 and the death benefit after the change will remain at $525,000.

Example III ~ Change from Option 3 to Option 1

For a change from option 3 to option 1, the face amount is increased by the amount of the premiums paid to the effective date of the change.

For example, if a policy has a face amount of $500,000, and premium payments of $12,000 have been made to-date, the death benefit under option 3 is equal to the face amount plus the premiums paid, or $512,000. If you change from option 3 to option 1, the death benefit under option 1 is equal to the face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 3 to $512,000 under option 1 and the death benefit after the change will remain at $512,000.

Example IV ~ Change from Option 1 to Option 4

For a change from option 1 to option 4, the face amount is decreased by the amount of the account value minus the unloaned portion of the GPA value on the effective date of the change.

For example, if the policy has a face amount of $500,000, an account value of $25,000, and a GPA value of $10,000, the death benefit under option 1 is equal to the face amount, or $500,000. If you change from option 1 to option 4, the death benefit under option 4 is equal to the policy face amount, plus the account value, minus the GPA value. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased from $500,000 under option 1 to $485,000 under option 4 and the death benefit after the change will remain at $500,000.

Appendix C

Example V ~ Change from Option 4 to Option 1

For a change from option 4 to option 1, the face amount is increased by the amount of the account value minus the unloaned portion of the GPA value on the effective date of the change.

For example, if a policy has a face amount of $500,000, an account value of $25,000, and a GPA value of $10,000, the death benefit under option 4 is equal to the face amount, plus the account value, minus the GPA value, or $515,000. If you change from option 4 to Option 1, the death benefit under option 1 is equal to the policy face amount. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased from $500,000 under option 4 to $515,000 under option 1 and the death benefit after the change will remain at $515,000.

Example VI ~ Change from Option 3 to Option 2

For a change from option 3 to option 2, the face amount is changed by the difference between the account value and the premiums paid to-date.

For example, if the policy has a face amount of $1,000,000 and an account value of $70,000 and premiums paid of $25,000, the death benefit under option 3 is equal to the face amount plus the total of premiums paid to date, or $1,025,000. If you change from option 3 to option 2, the death benefit under option 2 is equal to the face amount plus the account value. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased by the difference between the account value and the premiums paid, or $45,000, to $955,000 under option 2, maintaining a death benefit of $1,025,000.

Example VII ~ Change from Option 2 to Option 4, or from Option 4 to Option 2

For a change from option 2 to option 4 or from option 4 to option 2, the face amount is changed (increased or decreased) by the unloaned portion of the GPA value as of the date of the change.

For example, if the policy has a face amount of $1,000,000, an account value of $70,000, and a GPA value of $25,000, the death benefit under option 2 is equal to the face amount plus the account value, or $1,070,000. If you change from option 2 to option 4, the death benefit under option 4 is equal to the face amount plus the account value minus the GPA value as of the date of the change. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be increased by the GPA value, to $1,025,000 under option 4, maintaining a death benefit of $1,070,000. A similar type of change would be made for a change from option 4 to option 2.

Example VIII ~ Change from Option 3 to Option 4

For a change from option 3 to option 4, the face amount is changed by the difference between the premiums paid to date and the account value minus the unloaned portion of the GPA value as of the date of the change.

For example, if the policy has a face amount of $1,000,000, an account value of $70,000, a GPA value of $25,000, and premiums paid to date of $40,000, the death benefit under option 3 is equal to the face amount plus premiums paid to date, or $1,040,000. If you change from option 3 to option 4, the death benefit under option 4 is equal to the face amount plus the account value minus the GPA value as of the date of the change. Since the death benefit under the policy does not change as the result of a death benefit option change, the face amount will be decreased by the difference between the premiums paid to date and the account value minus the GPA value, to $995,000 under option 4, maintaining a death benefit of $1,040,000.

Appendix C

The Statement of Additional Information (SAI) contains additional information about the Separate Account and the policy. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-942-8090. You may also obtain copies of this information, upon payment of a duplicating fee by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

For a free copy of the SAI, or for general inquiries, contact our Administrative Office:

MassMutual Customer Service Center

PO Box 1865

Springfield, MA 01102-1865

1-800-272-2216

You can also request, free of charge, a personalized illustration of death benefits, surrender values, and cash values from your financial representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

(SAI)

08/09/2004

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated August 9, 2004, for the MassMutual SVUL GuardSM policy. The SVUL GuardSM policy and its prospectus may be referred to in this SAI.

For a copy of the SVUL GuardSM prospectus, contact your financial representative, or our MassMutual Customer Service Center at PO Box 1865, Springfield, Massachusetts, 01102-1865 (1-800-272-2216) www.massmutual.com.

		SAI	Prospectus

Company		2	11

The Separate Account		2	19

Services

>>	Custodian	2

Additional Information About the Operation of the Contracts and the Registrant
>>	Purchase of Shares in Underlying Investment Funds	2
>>	Guaranteed Death Benefit Measure	2
>>	Guaranteed Death Benefit Factors	2
>>	Annual Reports	3
>>	Incidental Benefits
	• Benefits Available by Rider	3
	• Death Benefit Payment Options	5

Underwriters
>>	Sales and Other Agreements	6

Additional Information About Charges
>>	Sales Load	6
>>	Underwriting Procedures	7
>>	Increases in Face Amount	7	39

Performance Data		7

Experts		8

Financial Statements		8

1

COMPANY

Massachusetts Mutual Life Insurance Company (“MassMutual”) is a global, diversified financial services organization providing life insurance, long-term care insurance, annuities, disability income insurance, structured settlements and retirement and savings products to individuals and institutional customers. The Company is organized as a mutual life insurance company.

THE SEPARATE ACCOUNT

The Company’s Board of Directors established the Separate Account on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

Custodian

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Separate Account, the segment, and the divisions.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE CONTRACTS AND THE REGISTRANT

Purchase of Shares in Underlying Investment Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the underlying funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists the fund’s board will notify the insurers and take appropriate action to eliminate the conflict.

Guaranteed Death Benefit Measure

The guaranteed death benefit measure is a reference measure used to determine whether or not the GDB safety test is met on each monthly charge date. It will not determine the policy’s account value or its death benefit. It will, however, track deposits to and withdrawals from the non-loaned GPA, but may not equal the non-loaned GPA value.

The GDB measure is equal to:

•	net premiums allocated to the GPA, plus

•	amounts transferred into the non-loaned GPA from the Separate Account; minus

•	amounts transferred or withdrawn from the non-loaned GPA, minus

•	surrender charges deducted from the GPA, minus

•	loans and loan interest attributed to the GPA, minus o the total of all prior GDB monthly factors taken for this policy, plus

•	repaid loans attributed to the GPA, plus

•	interest credited to the GPA as a result of policy loans, plus

•	interest on the above amounts credited at the GDBM interest rate.

The GDBM interest rate used will be the daily equivalent of the GDBM interest rate listed in the policy specifications.

Guaranteed Death Benefit Factors

The GDB factors are used only in determining the GDB measure; they do not impact the policy’s account value. The GDB factors reduce the GDB measure on each monthly charge date prior to the insured’s attained age 100, and on the date we receive premium needed to avoid termination. There are three GDB factors:

1.	The GDB monthly face amount factor which is the policy’s face amount, divided by 1000, and multiplied by the GDB monthly face amount factor listed in the policy specifications,

2

2.	The GDB monthly insurance factor and the GDBM risk are described in detail in the policy. Generally, the GDB monthly insurance factor is calculated by multiplying the GDBM risk by the applicable per-thousand monthly GDB factor. A table of GDB monthly insurance factors per thousand of GDBM risk is included in the policy specifications.

If there are two or more tables of per-thousand GDB monthly insurance factors, the GDBM risk will be allocated to each table in proportion to the face amount allocated to that table relative to the policy’s total face amount.

3.	any applicable GDB rider factors which are described in any rider attached to your policy.

The GDB face amount factor, rider factor, and per 1000 monthly GDB factor are established when the policy or rider is issued and cannot be changed.

Annual Repo rts

MassMutual maintains the records and accounts relating to the Separate Account, the segment and the divisions. Each year within the 30 days following the policy anniversary date, we will mail the policyowner a report showing:

i.	The account value at the beginning of the previous policy year,

ii.	All premiums paid since that time,

iii.	All additions to and deductions from the account value during the year, and

iv.	The account value, death benefit, net surrender value and policy debt as of the last policy anniversary.

This report may contain additional information if required by any applicable law or regulation.

Incidental Benefits

Benefits Available by Rider

The following additional benefits are available by rider. You must qualify for the additional benefits and, in some cases, you must request them. The additional benefits are subject to the terms of both the rider and the policy. The cost of any rider is deducted as part of the policy’s monthly charges. Riders for which we charge will also have a guaranteed death benefit factor associated with them that will be described in the rider. The guaranteed death benefit (“GDB”) factor is used in the calculation of the guarantee death benefit measure. If you choose to add a rider for which we charge, you may cancel it at any time upon written request.

The terms and conditions of the riders may vary from state to state and they are subject to state availability.

Accelerated Death Benefit Rider. This rider advances to the owner a portion of the policy death benefit after the death of the first insured, when we receive proof, satisfactory to us, that the surviving insured is terminally ill and is not expected to live more than 12 months. In return for the advance payment, a lien is placed on the policy, equal to the amount of benefit accelerated. Interest is not charged on the lien.

An accelerated benefit will be paid when the following requirements are met: (1) we receive the owner’s written request for payment of an accelerated death benefit under the policy, (2) we receive the surviving insured’s written authorization to release medical records to us, (3) we receive the written consent to this request of any assignee and any irrevocable beneficiary under the policy, and (4) we receive proof, satisfactory to us, that the insured has a terminal illness as defined in the rider.

The amount of the death benefit under the policy that can be considered for acceleration is determined as of the acceleration date. The acceleration date is the first date on which all the requirements for acceleration, except any confirming examination that we may require, have been met.

After the accelerated benefit payment is made, this policy will remain in force and premiums and charges will continue in accordance with the policy provisions.

Benefits under the rider may be taxable. The owner should seek tax advice prior to requesting an accelerated death benefit payment.

The rider terminates on the date an accelerated benefit payment is made, or if the base policy terminates, or if the base policy matures, or the base policy is changed to a different policy on which the rider is not available, or two years before coverage under the policy is scheduled to terminate.

Where this rider is available, it is included automatically with the policy. We may charge a one-time processing fee of $250 if you elect to accelerate the policy’s death benefit payment.

3

Estate Protection Rider. This rider provides a level amount of survivorship term insurance on the lives of the insureds. If both insureds die during the first four base policy years and the rider is in force, we will add the rider death benefit to the death benefit provided by the base policy. The rider can be attached only at the time the base policy is issued.

The minimum face amount the rider will be issued for is $25,000. The rider’s maximum face amount can only equal 125% of the policy’s initial FA.

As long as the face amount of the base policy is not decreased to an amount less than the policy’s initial face amount, the rider death benefit will not change. The rider’s death benefit will be decreased, however, if the base policy’s face amount decreases to an amount that is less than the base policy’s initial face amount.

There is a monthly charge for this rider. The maximum rider charge equals the rider death benefit, divided by 1,000, then multiplied by the maximum monthly rider charge rate for the attained age of the younger insured. The rates are shown in the rider’s Policy Specifications.

The rider terminates on the rider expiration date, or if the base policy is changed to a different policy on which the rider is not available, or upon termination of the base policy.

Policy Split Option Rider. This rider provides, subject to the certain conditions, the right to exchange the base policy for two individual policies, one each on the life of each insured. The right to exchange will be available for specific six-month periods as defined in the rider.

The face amount of each new policy will be one-half the face amount of the base policy at the time of the exchange. Each new policy may be issued as either a fixed premium permanent life policy, a flexible premium adjustable life policy, or a flexible premium adjustable variable life policy. Any schedule of surrender charges normally applicable to the new policy will apply.

The following requirements must be met as of the date of the exchange: (1) the base policy and rider are in force; (2) both insureds are living; (3) the owner of each new policy must have an insurable interest in the life of the insured; (4) the attained age of each insured is lower than 85; (5) the face amount and premium for each new policy must meet our published minimum limits, and (6) the highest risk class under this policy for each insured must not be higher than the highest risk class available under the new policy for that insured.

Before the exchange can become effective, we must also receive the following: (1) a written application for each new policy; (2) satisfactory evidence that both insureds are living and that the owner of each new policy has an insurable interest in the life of the insured; (3) satisfactory evidence of the divorce of the insureds or the dissolution of the corporation, if either is the reason for the exchange, and (4) payment of the first premium due under both new policies.

The rider will terminate on the policy anniversary date on which the older insured’s attained age becomes 85, or the death of the first insured, or if the base policy is exchanged for two new policies under the rider’s terms, or the base policy is changed to a different policy on which the rider is not available, or the base policy terminates.

Where this rider is available, it is included automatically with the policy as long as neither insureds’ age is older than 85 and neither insured is uninsurable. There is a $250 processing fee charged at the time of the split.

Survivorship Term Rider. This rider provides a level amount of survivorship life insurance on the lives of the insureds. If both insureds die while the rider is in force, we will add the rider death benefit to the death benefit provided by the base policy. If the base policy has a Policy Split Option Rider, the face amount of this rider is added to the base policy’s face amount in computing the face amount of each new policy at the time of the split. This rider is convertible for a limited period.

We must receive a written application for the policy. The rider’s contestability and suicide periods for the rider’s initial face amount start as of the rider’s issue date. The minimum rider face amount is $100,000.

While the rider is in force, its face amount may be increased. We must receive a written application and satisfactory evidence of insurability for the increase. The minimum increase is $50,000. The contestability and suicide periods for increases in the rider’s face amount start as of the effective date of the increase. No increase in the rider’s face amount will be allowed after the rider anniversary date nearest the older insured’s 90th birthday.

After the first rider year, the rider’s face amount may be decreased by the owner’s written request while either insured is living. No decrease is allowed within one year following the effective date of any increase in rider face amount. A decrease in the rider’s face amount must not reduce the rider’s face amount to less than $100,000.

Coverage under this rider may be fully or partially converted to new survivorship insurance on the lives of the insureds.

Conversion may be made at any time before the base policy’s anniversary date nearest (a) the younger insured’s 70th birthday, or, if earlier, (b) the older

4

insured’s 80th birthday. Conversion can be either to an increase in the base policy’s face amount or to a new survivorship policy that we are offering for conversion at that time. A written application for the conversion is required, however, evidence of insurability will not be required. If coverage is partially converted, the amount converted must meet the minimum requirements of the new insurance. Both insureds must be living at the time of the conversion.

There is no premium expense factor associated with the Survivorship Term Rider. Therefore, if you elect the rider, you may pay a lower premium expense charge on some premiums than you would for an equal premium payment on a policy with the same total face amount but without the rider.

The monthly charge for this rider equals the sum of the risk charge for the rider face amount and the rider face amount charge. The maximum rider risk charge and the maximum rider face amount charge per $1,000 of rider face amount are shown in the Table(s) of Maximum Monthly Rider Charges in the rider’s Policy Specifications.

The rider terminates upon any of the following events:

•	the end of the grace period for an unpaid premium under the base policy,

•	full conversion of the rider face amount,

•	partial conversion of the rider face amount and the amount not converted is less than the rider’s minimum face amount,

•	the base policy is changed to a different policy on which the rider is not available, or

•	the base policy terminates.

Death Benefit Payment Options

We will pay the death benefit in cash, in one lump sum, or under one or more of the following options if selected by the Policyowner. The minimum amount that can be applied under a payment option is $10,000. If the periodic payment under any option is less than $100, we reserve the right to make payments at less frequent intervals. None of these benefits depend on the performance of the Separate Account or the Guaranteed Principal Account.

Installments for a Specified Period

Equal monthly payments for any period selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected, and the monthly income rates we are using when the first payment is due.

Installments of a Specified Amount

Fixed amount payments. The total amount paid during the first year must be at least 6% of the total amount applied. We will credit interest each month on the unpaid balance and add this interest to the unpaid balance. This interest will be an effective annual rate determined by us, but not less than 3%. Payments continue until the balance we hold is reduced to less than the agreed fixed amount. The last payment will be for the balance only.

Life Income

Equal monthly payments based on the life of a named person. Payments will continue for the lifetime of that person. You can elect income with or without a minimum payment period. This benefit may be increased by the Alternate Life Income provision.

Life Income with Payments Guaranteed for Amount Applied

Equal monthly payments based on the life of a named person. We will make payments until the total amount paid equals the amount applied, whether the named person lives until all payments have been made or not. If the named person lives beyond the payments of the total amount applied, we will continue to make monthly payments as long as the named person lives. This benefit may be increased by the Alternate Life Income provision.

Joint Lifetime Income with Reduced Payments to Survivor

Monthly payments based on the lives of two named persons. We will make payments at the initial level while both are living, or for 10 years if longer. When one dies (but not before the 10 years has elapsed), we will reduce the payments by one-third. Payments will continue at that level for the lifetime of the other. After the 10 years has elapsed, payments stop when both named persons have died. This benefit may be increased by the Alternate Life Income provision.

Interest	We will hold any amount applied under this option. We will pay interest on the amount at an effective annual rate determined by us. This rate will not be less than 3%.

Alternate Life Income

The named person(s) can elect to receive an alternate life income instead of receiving income based on the rates shown in the payment option rates tables. The election must be made at the time the income is to begin. The monthly alternate life income must be at least equal to the monthly income provided by a new single premium immediate annuity (first payment immediate) based on our published rates then in use when the payment option is elected. The alternate life income will not be available if we are not offering new single premium immediate annuities at the time of election.

5

UNDERWRITERS

MML Distributors, LLC (“MML Distributors”), 1414 Main Street, Springfield, Massachusetts 01144-1013, is the principal underwriter of the policy. MML Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). MML Distributors is a direct subsidiary of the Depositor. MML Distributors receives compensation for its activities as the underwriter of the policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, LLC in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Sales and Other Agreements

Pursuant to the Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the separate account. Compensation paid to and retained by MML Distributors in 2001, 2002, and 2003 was $10,000, $10,000 and $10,000, respectively. Commissions will be paid through MML Distributors to agents and selling brokers for selling the policy (SVUL GuardSM). Since sales of SVUL GuardSM have not commenced as of this date, no commissions have been paid to date.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

Agents who sell these policies will receive commissions based on certain commission schedules and rules. We pay commissions as a percentage of the premium paid in each year of coverage. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the Issue Age, gender, and risk classification of the Insured. The maximum commission percentages are as follows.

For coverage year 1, 50% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium; for coverage years 2 through 10, 5% of premium paid up to the Target Premium and 2% of premium paid in excess of the Target Premium; and for coverage years 11 and beyond, 2% of premium paid. Also, for Policy Years 2 and beyond, 0.15% of the average monthly account value during the year.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.

We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the policies.

The offering is on a continuous basis.

ADDITIONAL INFORMATION ABOUT CHARGES

Sales Load

We deduct a premium expense charge from each premium payment you make. The deduction is taken before any premium is applied to the policy.

6

Underwriting Procedures

Before issuing a policy we will require evidence of insurability. This means that (1) you must complete an application and submit it to our Administrative Office, and (2) we will usually require that the insureds have a medical examination. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason.

Insurance charges will be determined on each policy anniversary based on our future expectations of such factors as mortality, expenses, interest, persistency and taxes. The insurance charge rate will not exceed those shown on the policy specifications pages, which are based on the 1980 Commissioners’ Standard Ordinary Mortality Table (1980 CSO), male or female (unisex rates may be required in some states), Nonsmoker or Smoker Table, ages of the insureds on their nearest birthday.

Special risk classes are used when mortality experience in excess of the standard risk classes is expected. These substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of 1980 CSO, male or female (unisex rates may be required in some situations), Nonsmoker or Smoker Table, and ages of the insureds on their nearest birthday plus any flat extra amount assessed. The multiple will be based on the insured’s substandard rating.

There are five non-rated classes: ultra preferred non-tobacco, select preferred non-tobacco; non-tobacco, select preferred tobacco, and tobacco.

Increases in Face Amount

A face amount increase is accomplished by issuing an additional insurance coverage segment. Each such segment has distinct issue ages, risk classes, premium expense factor, premium expense charges, monthly charges, and surrender charges. Each segment will also have a GDB insurance factor and a GDB face amount factor associated with it. The associated GDB factors will be taken from the GDB measure on the monthly charge dates.

It is possible for risk classes of prior segments to change in order to match the risk classes of the new segment. This will happen only if the underwriter indicates that it should. The general rule is that if the new segment has risk classes worse than prior segments, then the prior segments will not change. Conversely, if the new segment has risk classes better than prior segments, then the prior segments will change. This change will not occur if the increase is due to a term conversion. Changing prior segments may impact the guideline premiums, MEC premiums and minimum death benefit under the Cash Value Accumulation Test.

The monthly policy level charges that repeat for each elected face amount increase are the face amount charge and the cost of insurance charge. Additionally, the GDB insurance factor and the GDB face amount factor will repeat. The administrative charge does not repeat. The premium expense charge and surrender charges also repeat. The charges associated with the increase will be deducted from the account value beginning on the effective date of the increase.

Premium payments received once an increase in face amount becomes effective will be allocated to each segment of the face amount. The premium allocation will be made on a pro rata basis using the premium expense factor for each segment. If the account value is insufficient to continue the changed policy in force for three months at the new monthly charges and interest, we may require a payment sufficient to increase the account value to such amount.

On the date of the face amount increase, the contestable and suicide periods begin again for the new information received and for the face amount increase respectively.

PERFORMANCE DATA

From time to time, we may report historical performance for the divisions of the Separate Account available under this policy. The investment performance figures are calculated using the actual historical performance of the investment options for the periods shown in the report. When applicable, the performance will include periods before the policy was available for sale.

The performance returns in these reports will reflect deductions for management fees and all other operating expenses of the underlying investment funds and an annual deduction for the asset charge. The returns will not reflect any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges, which, if deducted, would reduce the returns.

From time to time, we may also report actual historical performance of the investment funds underlying each division of the Separate Account. These performance returns are determined by calculating what a $1 investment in the fund would have earned over the stated period of time.

7

These returns will reflect the fund operating expenses but they will not reflect the asset charge, any deductions from premiums, monthly charges assessed against the account value of the policies, policy surrender charges, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported. You may, however, consider the rates of returns we report in assessing the competence and performance of the funds’ investment advisers.

We will post investment performance reports for SVUL GuardSM on our Web site at www.massmutual.com. You can also request a copy of the most recent report from your personal financial representative or by calling our MassMutual Customer Service Center at 1-800-272-2216, Monday—Friday, 8 AM to 8 PM Eastern Time. Questions about the information in these reports should be directed to your personal financial representative.

We may also distribute sales literature comparing the divisions of the Separate Account to established market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These comparisons may show the percentage change in the net asset values of the funds or in the accumulation unit values. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the divisions of the Separate Account being compared.

EXPERTS

The audited statutory statements of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 2003 and 2002, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the years ended December 31, 2003, 2002, and 2001 included elsewhere in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which report on Massachusetts Mutual Life Insurance Company expresses an unqualified opinion and includes explanatory paragraphs referring to the use of statutory accounting practices and the adoption, effective January 1, 2001, of certain statutory accounting practices as a result of the Commonwealth of Massachusetts Division of Insurance’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual and to the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions,” which practices differ from accounting principles generally accepted in the United States of America) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 33rd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

FINANCIAL STATEMENTS

The Registrant (Not applicable)

Report of Independent Auditors
Statement of Assets and Liabilities as of December 31, 2003
Statement of Operations for the year ended December 31, 2003
Statement of Changes in Net Assets for the year ended 2003 and for the year ended December 31, 2002
Notes to Financial Statement

The Depositor

Reports of Independent Auditors
Statutory Statements of Financial position as of December 31, 2003 and 2003
Statutory Statements of Income for the years ended December 31, 2003 and 2002
Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2003, 2002, and 2001
Statutory Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001
Notes to Statutory Financial Statements

8

Independent Auditors’ Report

To the Board of Directors and Policyholders of

Massachusetts Mutual Life Insurance Company:

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company (the “Company”) as of December 31, 2003 and 2002, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, the Company has prepared these statutory financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the preceding paragraphs, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Massachusetts Mutual Life Insurance Company as of December 31, 2003 and 2002, or the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001.

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001, on the basis of accounting described in Note 2.

As discussed in Note 3 to the statutory financial statements, effective January 1, 2001, the Company adopted certain statutory accounting practices as a result of the Commonwealth of Massachusetts Division of Insurance’s adoption of the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual. In addition, effective January 1, 2003, the Company adopted Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions.”

DELOITTE & TOUCHE LLP

March 5, 2004 (except with respect to the matter discussed in note 17, as to which the date is July 23, 2004)

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2003	2002
	(In Millions)
Assets:

Bonds	$32,567	$27,782
Common stocks	733	649
Mortgage loans	7,643	7,048
Policy loans	6,564	6,253
Real estate	1,867	1,844
Other investments	4,982	4,315
Cash and short-term investments	6,535	8,178

Total invested assets	60,891	56,069
Accrued investment income	775	843
Other assets	1,135	1,411

	62,801	58,323
Separate account assets	22,943	16,439

Total assets	$85,744	$74,762

Liabilities:

Policyholders’ reserves	$47,190	$43,756
Deposit fund balances	4,791	3,913
Policyholders’ dividends	1,121	1,202
Policyholders’ claims and other benefits	228	260
Federal income taxes	104	334
Asset valuation reserves	888	489
Other liabilities	2,228	2,286

	56,550	52,240
Separate account liabilities	22,912	16,417

Total liabilities	79,462	68,657

Policyholders’ contingency reserves	6,282	6,105

Total liabilities and policyholders’ contingency reserves	$85,744	$74,762

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Revenue:

Premium income	$12,152	$10,301	$10,386
Net investment income	3,870	3,755	3,586
Reserve adjustments on reinsurance ceded	24	34	(297)
Fees and other income	215	203	196

Total revenue	16,261	14,293	13,871

Benefits and expenses:

Policyholders’ benefits and payments	7,110	6,579	7,033
Addition to policyholders’ reserves and funds	6,087	4,720	3,907
Operating expenses	863	715	568
Commissions	548	432	348
State taxes, licenses and fees	113	93	99

Total benefits and expenses	14,721	12,539	11,955

Net gain from operations before dividends and federal income taxes	1,540	1,754	1,916

Dividends to policyholders	1,098	1,163	1,097

Net gain from operations before federal income taxes	442	591	819

Federal income taxes (benefit)	(122)	(138)	122

Net gain from operations	564	729	697

Net realized capital (losses) gains	(190)	664	123

Net income	$374	$1,393	$820

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN POLICYHOLDERS’ CONTINGENCY RESERVES

	Years Ended December 31,
	2003	2002	2001
	(In Millions)

Policyholders’ contingency reserves, beginning of year, as previously reported	$6,105	$5,151	$3,836
Cumulative effect of the change in statutory accounting principles	–	–	981

Policyholders’ contingency reserves, beginning of year, as adjusted	6,105	5,151	4,817

Increase (decrease) due to:

Net income	374	1,393	820
Change in net unrealized capital gains (losses)	120	(456)	(491)
Change in asset valuation reserves	(398)	202	202
Change in non-admitted assets	(238)	(146)	(210)
Change in reserve valuation bases	–	(57)	–
Change in net deferred income taxes	81	19	23
Issuance of surplus notes	250	–	–
Other	(12)	(1)	(10)

Net increase	177	954	334

Policyholders’ contingency reserves, end of year	$6,282	$6,105	$5,151

See Notes to Statutory Financial Statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cash flows from operating activities:

Net income	$374	$1,393	$820
Addition to policyholders’ reserves and policy benefits, net of transfers to separate accounts	3,368	3,548	2,746
Change in accrued investment income	68	(57)	(58)
Change in federal income tax payable	(230)	(340)	(66)
Net realized capital losses (gains)	190	(664)	(123)
Other	(84)	614	196

Net cash provided by operating activities	3,686	4,494	3,515

Cash flows from investing activities:

Loans and purchases of investments	(19,962)	(14,280)	(13,095)
Sales and maturities of investments and receipts from repayment of loans	13,823	12,387	11,133

Net cash used in investing activities	(6,139)	(1,893)	(1,962)

Cash flows from financing activities:

Policyholders’ account balance deposits	1,662	1,342	1,064
Policyholders’ account balance withdrawals	(1,102)	(449)	(225)
Surplus notes proceeds	250	–	–

Net cash provided by financing activities	810	893	839

(Decrease) increase in cash and short-term investments	(1,643)	3,494	2,392

Cash and short-term investments, beginning of year	8,178	4,684	2,292

Cash and short-term investments, end of year	$6,535	$8,178	$4,684

See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

1.	NATURE OF OPERATIONS

Massachusetts Mutual Life Insurance Company (the “Company”) is a global, diversified financial services organization providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements and retirement and savings products to individual and institutional customers. The Company is organized as a mutual life insurance company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

a.	Basis of presentation

The accompanying statutory financial statements have been prepared in conformity with statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“Division”).

On January 1, 2003, the Company adopted Statement of Statutory Accounting Principles No. 86 “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions” (“SSAP No. 86”). For 2002, prior to the adoption of SSAP 86, changes in the fair value of derivative financial instruments were recorded as a component of net income as realized capital gains and losses. In 2003, changes in the fair value of these instruments are recorded in the Statutory Statement of Changes in Policyholders’ Contingency Reserves as unrealized capital gains and losses. See Note 3 for additional information regarding the adoption of new accounting standards.

On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles (“Codification”). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America.

Statutory accounting practices are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences between statutory accounting principles and GAAP are as follows: (a) acquisition costs, such as commissions and other variable costs, that are directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP generally capitalizes these expenses and amortizes them over the expected life of the policies; (b) statutory policy reserves are based upon the Commissioners’ Reserve Valuation Methods and statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon the net level premium method or the estimated gross margin method, with appropriate estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost, whereas GAAP reports bonds at fair value; (d) deferred income taxes, which provide for book versus tax temporary differences, are subject to limitation and are charged directly to policyholders’ contingency reserves, whereas GAAP would include the change in deferred taxes as a component of net income; (e) payments received for universal and variable life products and variable annuities are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders’ account balances; (f) majority-owned subsidiaries and other controlled entities are accounted for using the equity method, whereas GAAP would consolidate these entities; (g) surplus notes are reported in policyholders’ contingency reserves, whereas GAAP would report these notes as liabilities; (h) assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against policyholders’ contingency reserves, while under GAAP, “non-admitted assets” are recorded net of any valuation allowance; (i) reinsurance recoverables are reported as a reduction of policyholders’ reserves and deposit fund balances, while under GAAP, these recoverables are reported as an asset; and (j) changes in the fair value of derivative financial instruments are recorded as a change in policyholders’ contingency reserves, whereas GAAP records these changes as a component of net income.

Notes To Statutory Financial Statements, Continued

The Division has the right to permit other specific practices that differ from prescribed practices. As permitted by the Division, the prepaid pension asset of the Company prior to December 31, 2003 was allowed as an admitted asset. The amount of this admitted asset was limited to the prepaid balance at December 31, 2000 and was reduced each quarter until the asset equaled zero at December 31, 2003. This permitted practice did not affect net income. A reconciliation of the Company’s policyholders’ contingency reserves between the practices permitted by the Division and Codification is as follows:

	December 31,
	2002	2001
	(In Millions)
Policyholders’ contingency reserves, as reported	$6,105	$5,151
Less admitted prepaid pension asset	(128)	(256)

Policyholders’ contingency reserves, Codification	$5,977	$4,895

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining the value of real estate held for sale, the carrying values of investments and derivatives, investment valuation reserves on mortgage loans, other than temporary impairments, and the liability for future policyholders’ reserves and deposit fund balances. Future events, including but not limited to, changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the statutory financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

Certain 2002 and 2001 balances have been reclassified to conform to current year presentation.

b.	Bonds

Generally, bonds are valued at amortized cost using the constant yield method. Bond transactions are recorded on a trade date basis. The values of bonds are adjusted for impairments in value deemed to be other than temporary. The Company considers the following factors in the evaluation of whether a decline in value is other than temporary: (a) the financial condition and near-term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. If the impairment is other than temporary, a direct write-down is recognized as a component of net income as a realized capital loss and a new cost basis is established using management’s estimates of net realizable value.

For mortgage-backed securities included in bonds, the Company recognizes income using a constant yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in these securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

c.	Common stocks

Common stocks are valued at fair value with unrealized capital gains and losses included as a change in policyholders’ contingency reserves. Common stock transactions are recorded on a trade date basis.

The values of common stocks are adjusted for impairments in value deemed to be other than temporary. The Company considers the following factors in the evaluation of whether a decline is other than temporary: (a) the financial condition and near-term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. If the impairment is other than temporary, a direct write-down is recognized as a component of net income as a realized capital loss, and a new cost basis is established using fair value.

Notes To Statutory Financial Statements, Continued

d.	Mortgage loans

Mortgage loans are valued at amortized cost net of valuation reserves. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain. Interest income earned on impaired loans is accrued on the net carrying value of the loan based on the loan’s effective interest rate; however, interest is not accrued for impaired loans more than 60 days past due. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, a valuation reserve is established for the excess of the carrying value of the mortgage loan over its estimated fair value. The estimated fair value is based on the collateral value of the loan. Changes in the valuation reserves for mortgage loans are included in net unrealized capital gains or losses. When an event occurs resulting in an impairment that is other than temporary, a direct write-down is recognized as a component of net income as a realized capital loss and a new cost basis is established. Collateral value is used as the measurement method if foreclosure becomes probable.

e.	Policy loans

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. Accrued investment income on policy loans more than 90 days past due is included in the unpaid balance of the policy loan.

f.	Real estate

Investment real estate, which the Company has the intent to hold for the production of income, and real estate occupied by the Company are carried at depreciated cost, including capital additions, net of write-downs for other than temporary declines in fair value. Depreciation is calculated using the straight-line method over estimated useful life of real estate, not to exceed 40 years. Depreciation expense is included as a component of net income as net investment income.

Real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Adjustments to the carrying value of real estate held for sale are recorded in a valuation reserve when the fair value less estimated selling costs is below cost.

Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure.

Depreciated cost is adjusted for other than temporary impairments whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable, with the impairment loss being included as a component of net income as a realized capital loss. Fair value is generally estimated using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

g.	Other investments

Other investments primarily include investments in derivatives, common stock of unconsolidated subsidiaries and affiliates, partnerships and limited liability companies, and preferred stocks. Preferred stocks in good standing are valued at amortized cost.

The Company uses derivative financial instruments in the normal course of business to manage investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These investments perform like bonds and are held to improve the quality and performance of the general account until other suitable investments become available. The Company’s derivative strategy employs a variety of instruments, including financial futures, forward commitments, interest rate and currency swaps, equity and asset swaps, options and interest rate caps and floors. Investment risk is assessed on a portfolio basis and derivatives financial instruments are not designated as a hedge with respect to a specific risk; therefore, the criteria for hedge accounting are not met.

For derivative financial instruments, the fair value is included in other investments on the Statutory Statements of Financial Position. Net amounts receivable and payable are accrued and included in other investments on the Statutory Statements of Financial Position.

Notes To Statutory Financial Statements, Continued

Unconsolidated subsidiaries are accounted for using the equity method. The Company accounts for the value of its investment in MassMutual Holding Company, Inc. (“MMHC”) at its underlying GAAP net equity, adjusted for certain non-admitted assets. Net investment income is recorded by the Company to the extent that dividends are paid by the subsidiaries.

Partnerships and limited liability companies (“LLCs”) are accounted for using the equity method. When it is probable that the Company will be unable to recover the outstanding carrying value of an investment, an other than temporary impairment is recognized as a component of net income as a realized capital loss for the excess of the carrying value over the estimated fair value. The estimated fair value is determined by evaluating the Company’s current equity value in the underlying investment, performed by assessing the partnership or LLC’s balance sheet, cash flow and current financial condition.

h.	Cash and short-term investments

The Company considers all highly liquid investments purchased with maturity of twelve months or less to be short-term investments. Short-term investments are carried at amortized cost, which approximates fair value.

i.	Accrued investment income

Accrued investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Due and accrued income is not recorded on: (a) unpaid interest on bonds in default; (b) interest on mortgage loans delinquent more than 90 days or where collection of interest is uncertain; (c) rent in arrears for more than three months; and (d) policy loan interest due and accrued in excess of cash value.

j.	Other assets

Other assets primarily include the deferred tax asset and outstanding premium.

Fixed assets are included in other assets at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated lives range from one to ten years for leasehold improvements and three to ten years for all other fixed assets. Most amortized software and office equipment costs are non-admitted assets.

k.	Non-admitted assets

Assets designated as “non-admitted” by the NAIC include furniture, certain equipment, the prepaid pension plan asset, the interest maintenance reserve (“IMR”) asset, and certain other receivables, advances and prepayments. Such amounts are excluded from the Statutory Statements of Financial Position by an adjustment to policyholders’ contingency reserves.

l.	Separate accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance policyholders. Assets consist principally of marketable securities reported at fair value and are not available to satisfy liabilities that arise from any other business of the Company. Separate account liabilities represent segregated policyholder funds administered and invested by the Company to meet specific investment objectives of the policyholders. The Company receives administrative and investment advisory fees from these accounts.

Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $22,518 million and $16,045 million at December 31, 2003 and 2002, respectively, for which the policyholder assumes the investment risk; and guaranteed separate accounts totaling $394 million and $372 million at December 31, 2003 and 2002, respectively, for which the Company contractually guarantees either a minimum return or minimum account value to the policyholder. Premium income, benefits and expenses of the separate accounts are reported as a component of net income. Investment income and realized and unrealized capital gains and losses on the assets of separate accounts accrue to policyholders and, accordingly, are not reported as a component of net income.

Notes To Statutory Financial Statements, Continued

m.	Policyholders’ reserves

Policyholders’ reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premium on policies in force. Reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners’ Standard Ordinary mortality tables with assumed interest rates ranging from 2.50% to 6.00%.

Reserves for individual annuities are based on account value or accepted actuarial methods, principally at interest rates ranging from 2.25% to 11.25%.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods, and various morbidity tables with assumed interest rates ranging from 3.00% to 6.00%.

Disabled life reserves are generally calculated using actuarially accepted methodology, morbidity tables, and interest rates reflecting estimated future investment yields. Due to a change from an issue-year basis to an incurral-year basis for valuation assumptions, effective January 1, 2002, the Company strengthened disabled life reserves resulting in a $54 million decrease in policyholders’ contingency reserves.

Unpaid disability claim liabilities are established based on the disability payments earned from the last payment date to the valuation date. Claim expense reserves are based on a recent analysis of the unit expenses related to the processing and examination of new and on-going claims.

Tabular interest, tabular less actual reserves released, and tabular cost for all life contracts are determined based in accordance with NAIC Annual Statement Instructions. Traditional life, permanent and term products use a formula that applies a weighted average interest rate determined from a seriatim valuation file to the mean average reserves. Universal life, variable life and corporate owned life insurance products use a formula which applies a weighted average credited rate to the mean account value.

The Company waives deduction of deferred fractional premium at death and returns any portion of the final premium beyond the date of death. Reserves are computed using continuous functions to reflect these practices.

The reserve method applied to standard policies is used for the substandard reserve calculations that are based on a substandard mortality rate (a multiple of standard reserve tables).

The Company had $29,867 million and $24,197 million of insurance in force at December 31, 2003 and 2002, respectively, for which the gross premium is less than the net premium according to the standard valuation set by the Division.

Guaranteed minimum death benefit (“GMDB”) reserves on certain variable universal life and variable individual annuity products are also established by the Company. These reserves are largely a function of historical separate account returns, assumptions regarding future separate account returns, as well as the contractual provisions of the issued GMDBs. During 2003, the Company reflected an amendment to Actuarial Guideline XXXIV related to GMDB reserves. There was no significant impact on the required reserves for GMDBs. The GMDB reserve balances at December 31, 2003 and 2002 were $5 million and $8 million, respectively.

During 2002, the Company reflected Actuarial Guidelines XXXVII and XXXVIII related to reserves on certain universal life policies issued prior to December 31, 2001, resulting in a $3 million decrease in policyholders’ contingency reserves.

All policy liabilities and accruals are based on the various estimates discussed above. Management believes that policy liabilities and accruals will be sufficient, in conjunction with future revenues, to meet future obligations of policies and contracts in force.

n.	Deposit fund balances

Reserves for funding agreements, guaranteed investment contracts, deposit administration, supplemental contracts, and immediate participation guarantee contracts are based on account value or accepted actuarial methods, principally at interest rates ranging from 2.25% to 11.25%.

Notes To Statutory Financial Statements, Continued

o.	Policyholders’ dividends

Policyholders’ dividends to be paid in the following year are approved annually by the Company’s Board of Directors. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders’ contingency reserves and consider, among other factors, investment returns, mortality and morbidity experience, expenses and income tax charges. Policyholders’ dividends payable represents the estimated amount of earned dividends due to policyholders at December 31, 2003 and 2002. Policyholders’ dividends are recorded as a component of net income.

p.	Asset valuation reserves

The Company maintains an asset valuation reserve (“AVR”). The AVR is a contingency reserve to offset potential credit-related losses of stocks, as well as declines in the value of bonds, mortgage loans, real estate investments, partnerships and LLCs.

q.	Other liabilities

Other liabilities primarily include reverse repurchase agreements, collateral held on derivative contracts, due and accrued expenses, and amounts held for agents.

Reverse repurchase agreements are accounted for as collateralized borrowings and are included in other liabilities on the Statutory Statements of Financial Position. The underlying securities are accounted for as an investment by the Company, while the proceeds from the sale of the securities are recorded as a liability. The difference between the proceeds and the amount at which the securities will be subsequently reacquired is reported as interest expense.

r.	Policyholders’ contingency reserves

Policyholders’ contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

s.	Participating contracts

Participating contracts issued by the Company represented approximately 66% of the Company’s policyholders’ reserves and deposit fund balances as of December 31, 2003.

t.	Reinsurance

The Company enters into reinsurance agreements with other insurance companies in the normal course of business in order to limit its insurance risk. Assets and liabilities related to reinsurance ceded are reported on a net basis. Premium income, benefits to policyholders, and policyholders’ reserves are stated net of reinsurance. Reinsurance premium income, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains primarily liable to the insured for the payment of the benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. The Company also assumes insurance risk through reinsurance agreements with its subsidiaries. See Note 9 for additional information on reinsurance agreements with subsidiaries.

u.	Premium and related expense recognition

Life insurance premium revenue is generally recognized annually on the anniversary date of the policy and excess premium for flexible products is recognized when received. Annuity premium is recognized when received. Disability income premium is recognized as revenue when due. Commissions and other costs related to issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred. Surrender fee charges on certain life and annuity products are recorded as a component of net income in benefits and expenses.

v.	Realized and unrealized capital gains and losses

Realized capital gains and losses, net of taxes, exclude gains and losses deferred into the IMR and gains and losses of the separate accounts. Realized capital gains and losses are recognized in net income and are determined using the specific

Notes To Statutory Financial Statements, Continued

identification method. Net realized after-tax capital losses of $53 million in 2003, $44 million in 2002, and net realized after-tax capital gains of $3 million in 2001 were deferred into the IMR.

The IMR defers all interest-related, after-tax, realized capital gains and losses. These interest-related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Amortization of the IMR amounted to $117 million, $56 million and $31 million in 2003, 2002 and 2001, respectively.

Unrealized capital gains and losses are recorded as a change in policyholders’ contingency reserves.

3.	NEW ACCOUNTING STANDARDS

In December 2003, the Company adopted Statement of Statutory Accounting Principles No. 89 “Accounting for Pensions” (“SSAP No. 89”). SSAP No. 89 supercedes SSAP No. 8 “Pensions.” SSAP No. 89 clarifies that changes in the minimum pension liability are to be recorded as a component of policyholders’ contingency reserves and not as a component of net income. Adoption of SSAP No. 89 did not have an impact upon the Company’s policyholders’ contingency reserves.

On January 1, 2003, the Company adopted SSAP No. 86. SSAP No. 86 supercedes SSAP No. 31 and establishes statutory accounting principles for derivative instruments and hedging, income generation, and replication (synthetic asset) transactions using selected concepts outlined in Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SSAP No. 86 requires that derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge shall be valued and reported in a manner that is consistent with the hedged asset or liability. SSAP No. 86 also requires that derivative instruments used in the hedging transactions that do no meet or no longer meet the criteria of an effective hedge shall be accounted for at fair value and the changes in fair value shall be recorded as unrealized capital gains or losses. SSAP No. 86 is effective for derivative transactions entered into or modified on or after January 1, 2003. For derivative contracts entered into prior to January 1, 2003, insurers could choose to either follow SSAP No. 31 or apply the provisions of SSAP No. 86 to all of its open derivative positions as of January 1, 2003. The Company elected to apply the provisions of SSAP No. 86 to all of its open derivative positions as of January 1, 2003. Adoption of SSAP No. 86 by the Company changes the reporting of derivatives mark-to-market that do not qualify for hedge accounting from realized capital gains and losses to unrealized capital gains and losses with no impact on policyholders’ contingency reserves. Accordingly, the Company reports the change in market value of its open derivative contracts for the year ended December 31, 2003 of $90 million as a change in net unrealized capital losses on the Statutory Statement of Changes in Policyholders’ Contingency Reserves and for the years ended December 31, 2002 and 2001 of $934 million and $275 million, respectively, as a component of net income as net realized capital gains.

On January 1, 2001, Codification became effective and was adopted by the Company. Codification provides a comprehensive guide of statutory accounting principles for use by insurers in the United States of America. The cumulative effect of this change in statutory accounting principles on policyholders’ contingency reserves of $981 million was principally due to changes in deferred income taxes and derivatives mark-to-market.

Notes To Statutory Financial Statements, Continued

4.	INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality, or individual investment.

a.	Bonds

The carrying value and estimated fair value of bonds were as follows:

	December 31, 2003
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$6,707	$237	$107	$6,837
Debt securities issued by foreign governments	120	28	–	148
Asset-backed securities	1,639	62	10	1,691
Mortgage-backed securities	4,330	165	18	4,477
State and local governments	101	7	2	106
Corporate debt securities	16,117	1,269	100	17,286
Utilities	1,163	102	5	1,260
Affiliates	2,390	26	3	2,413

	$32,567	$1,896	$245	$34,218

	December 31, 2002
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$3,781	$396	$8	$4,169
Debt securities issued by foreign governments	26	2	–	28
Asset-backed securities	518	37	15	540
Mortgage-backed securities	4,514	308	3	4,819
State and local governments	67	13	–	80
Corporate debt securities	15,281	1,476	146	16,611
Utilities	978	93	14	1,057
Affiliates	2,617	24	5	2,636

	$27,782	$2,349	$191	$29,940

Notes To Statutory Financial Statements, Continued

The following table summarizes carrying value and estimated fair value of bonds at December 31, 2003 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Estimated Fair Value
	(In Millions)
Due in one year or less	$740	$755
Due after one year through five years	7,196	7,622
Due after five years through ten years	9,710	10,443
Due after ten years	5,771	5,969

	23,417	24,789
Asset and mortgage-backed securities, and obligations of U.S. government corporations and agencies	9,150	9,429

	$32,567	$34,218

The purchases, sales and maturities, and gain/loss activity of bonds were as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cost of investments acquired	$15,909	$11,141	$9,551
Proceeds from investments sold, matured or repaid	11,087	9,898	8,138
Gross realized capital gains	195	96	76
Gross realized capital losses	222	273	152

Portions of realized capital gains and losses were deferred into the IMR. Other than temporary impairments on bonds during the years ended December 31, 2003, 2002 and 2001 were $157 million, $187 million and $110 million, respectively, and were recorded as a component of net income as a realized capital loss.

The Company reviews and monitors its investments on an ongoing basis. Many factors are taken into consideration when determining whether an investment’s loss should be considered other than temporary. Some of these factors include: the magnitude and duration of the loss associated with the investment, the state of the issuer’s financial condition and the issuer’s continued satisfaction of the securities’ obligations. The Company considers the following guideline in the evaluation of the magnitude and duration of a loss: fixed maturity investments that have a fair value of 80% or less of book value for six months or greater. Through the Company’s comprehensive evaluation, management concluded that the fixed maturities related to the unrealized losses do not substantiate an other than temporary designation. Of the $289 million in unrealized losses, $56 million are related to unrealized losses of 12 months or longer.

The Company is not exposed to any significant credit concentration risk of a single or group non-governmental issue.

b.	Common stocks

The cost and carrying value of common stocks were as follows:

	December 31,
	2003	2002
	(In Millions)
Cost	$538	$653
Gross unrealized gains	225	93
Gross unrealized losses	(30)	(97)

Carrying value	$733	$649

Notes To Statutory Financial Statements, Continued

The purchases, sales, and gain/loss activity of common stocks were as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cost of investments acquired	$362	$619	$453
Proceeds from investments sold	466	413	554
Gross realized capital gains	91	59	49
Gross realized capital losses	44	87	45

Other than temporary impairments on common stocks were $26 million, $26 million and $4 million during the years ended December 31, 2003, 2002 and 2001, respectively, and were recorded as a component of net income as a realized capital loss.

The Company reviews and monitors its investments on an ongoing basis. Many factors are taken into consideration when determining whether an investment’s loss should be considered other than temporary. Some of these factors include: the magnitude and duration of the loss associated with the investment, the state of the issuer’s financial condition. The Company considers the following guideline in the evaluation of the magnitude and duration of a loss: equity securities that have a fair value of 70% or less of book value for twelve months. Through the Company’s comprehensive evaluation, management concluded that the equities related to the unrealized losses do not substantiate an other than temporary designation. Of the $30 million in unrealized losses, $24 million are related to unrealized losses 12 months or longer.

The Company is not exposed to any significant concentration risk.

c.	Mortgage loans

Mortgage loans, comprised primarily of commercial mortgage loans, were $7,643 million and $7,048 million, net of valuation reserves of $17 million and $14 million, at December 31, 2003 and 2002, respectively. The Company’s mortgage loans primarily finance various types of commercial properties throughout the United States. There were no other than temporary impairments recorded for the years ended December 31, 2003, 2002 and 2001. Two restructured loans at December 31, 2003 and 2002 had no carrying value.

At December 31, 2003, scheduled mortgage loan maturities, net of valuation reserves, were as follows:

(In Millions)
2004	$271
2005	670
2006	808
2007	414
2008	546
Thereafter	3,286

Commercial mortgage loans	5,995
Mortgage loan pools	1,648

Total mortgage loans	$7,643

The Company invests in mortgage loans collateralized principally by commercial real estate. During 2003, commercial mortgage loan lending rates ranged from 2.4% to 8.9%, and mezzanine loan lending rates ranged from 10.0% to 10.5%.

Notes To Statutory Financial Statements, Continued

The purchases, sales and maturities, and gain/loss activity of mortgage loans were as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cost of investments acquired	$2,070	$1,456	$1,872
Proceeds from investments sold, matured or repaid	1,504	1,335	1,885
Gross realized capital gains	2	5	16
Gross realized capital losses	4	4	7

The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of mezzanine, insured, guaranteed or purchase money mortgages, was 81% and 84% at December 31, 2003 and 2002, respectively. The maximum percentage of any one mezzanine loan to the value of security at the time the loan was originated was 96% and 98% at December 31, 2003 and 2002, respectively.

The geographic distributions of the mortgage loans were as follows:

	December 31,
	2003	2002
	(In Millions)
California	$1,128	$1,100
Texas	569	579
Massachusetts	465	319
New York	351	354
Illinois	340	384
Florida	257	331
All other states and countries	2,885	2,679

Commercial mortgage loans	5,995	5,746
Mortgage loan pools	1,648	1,302

Total mortgage loans	$7,643	$7,048

d.	Real estate

The carrying value of real estate was as follows:

	December 31,
	2003	2002
	(In Millions)
Held for the production of income	$1,622	$1,613
Encumbrances	(35)	(43)

Held for the production of income, net	1,587	1,570

Held for sale	210	201
Valuation reserves	(5)	(3)

Held for sale, net	205	198

Occupied by the Company	180	176
Accumulated depreciation	(105)	(100)

Occupied by the Company, net	75	76

Total real estate	$1,867	$1,844

The carrying value of non-income producing real estate was $111 million and $91 million at December 31, 2003 and 2002, respectively. The Company is not exposed to any significant concentrations of risk in its real estate portfolio.

Notes To Statutory Financial Statements, Continued

Depreciation on investment real estate was $107 million, $102 million and $79 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The purchases and sales of real estate investments were as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cost of investments acquired	$378	$229	$209
Proceeds from investments sold	197	325	179
Gross realized capital gains	13	122	49
Gross realized capital losses	4	4	10

Other than temporary impairments on real estate for the years ended December 31, 2003 and 2002 were less than $1 million and were recorded as a component of net income as a realized capital loss. There were no other than temporary impairments recorded for the year ended December 31, 2001.

e.	Other investments

Investments in partnerships and LLCs were $1,402 million and $1,194 million at December 31, 2003 and 2002, respectively. Other than temporary impairments of partnerships and LLCs for the years ended December 31, 2003, 2002 and 2001 were $32 million, $37 million and $4 million, respectively, and were included as a component of net income as a realized capital loss. Net investment income of partnerships and LLCs was $122 million, $55 million and $43 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The purchases, sales and gain/loss activity of partnerships and LLCs were as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Cost of investments acquired	$414	$284	$253
Proceeds from investments sold or repaid	270	292	273
Gross realized capital gains	24	11	17
Gross realized capital losses	33	38	43

f.	Short-term investments

The carrying value of short-term investments was as follows:

	December 31,
	2003	2002
	(In Millions)
U. S. Treasury securities and obligations of U.S.
government corporations and agencies	$4,419	$5,229
Corporate debt securities	1,798	2,787
Utilities	131	33

Total	$6,348	$8,049

Notes To Statutory Financial Statements, Continued

g.	Net realized capital gains and losses

Net realized capital gains and losses were comprised of the following:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Bonds	$(27)	$(177)	$(76)
Common stocks	47	(28)	4
Mortgage loans	(2)	1	9
Real estate	9	118	39
Closed derivatives	(214)	(88)	(58)
Other investments	(56)	(149)	(41)
Federal and state taxes	–	9	(26)

Subtotal	(243)	(314)	(149)
Derivatives mark-to-market	–	934	275

Net realized capital (losses) gains before deferral to IMR	(243)	620	126

Losses (gains) deferred to IMR	82	66	(4)
Less: taxes on net deferred (losses) gains	(29)	(22)	1

Net loss (gain) deferred to IMR	53	44	(3)

Total net realized capital (losses) gains	$(190)	$664	$123

h.	Reverse repurchase agreements

As of December 31, 2003 and 2002, the Company had reverse repurchase agreements outstanding with total carrying values of $188 million and $205 million, respectively. The maturities of these agreements range from January 6, 2004 through March 10, 2004, while the interest rates range from 1.11% to 1.38%. The outstanding amount at December 31, 2003 was collateralized by bonds with a fair value of $192 million.

5.	PORTFOLIO RISK MANAGEMENT

The Company uses derivative financial instruments in the normal course of business to manage its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These investments perform like bonds and are held to improve the quality and performance of the general account until other suitable investments become available. The Company’s derivative hedging strategy employs a variety of instruments, including interest rate and currency swaps, options, interest rate caps and floors, forward commitments, asset and equity swaps, and financial futures. Investment risk is assessed on a portfolio basis and derivative financial instruments are not designated as a hedge with respect to a specific risk; therefore, the criteria for hedge accounting are not met.

Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed interest payments calculated by reference to an agreed-upon notional principal amount.

Under currency swaps, the Company agrees to an exchange of principal denominated in two different currencies at current rates, under an agreement to repay the principal at a specified future date and rate. The Company utilizes currency swaps for the purpose of managing currency exchange risks that are mainly related to funding agreements.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to fifteen years.

The Company utilizes certain other agreements including forward commitments, and asset and equity swaps to reduce exposures to various risks. The Company enters into forward U.S. Treasury, Government National Mortgage Association, Federal National Mortgage Association and other commitments for the purpose of managing interest rate exposure.

Notes To Statutory Financial Statements, Continued

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount.

The Company enters into financial futures contracts for the purpose of managing interest rate exposure. The Company’s futures contracts are exchange traded with minimal credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions.

The Company’s principal market risk exposures are interest rate risk, which includes the impact of inflation, and credit risk. Interest rate risk pertains to the change in fair value of the derivative instruments as market interest rates move. Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance. In many instances, the Company enters into agreements with the counterparties which allow for contracts in a positive position, where the Company is due amounts, to be offset by contracts in a negative position. This right of offset combined with collateral obtained from counterparties reduces the Company’s exposure. As of December 31, 2003 and 2002, the Company obtained collateral of $1,579 million and $1,443 million, respectively. The amounts at risk, in a net gain position, net of offsets and collateral, were $181 million and $330 million at December 31, 2003 and 2002, respectively. The Company monitors exposure to ensure counterparties are credit-worthy and the concentration of exposure is minimized.

The following table summarizes the carrying value, fair value and notional amount of the Company’s derivative financial instruments:

	December 31, 2003
	Carrying Value	Fair Value	Notional Amount
	(In Millions)
Interest rate swaps	$1,216	$1,216	$27,321
Currency swaps	261	261	1,197
Options	102	102	5,175
Forward commitments, equity and asset swaps	29	29	3,183
Interest rate caps & floors	10	10	1,000
Financial futures – short positions	–	–	549

Total	$1,618	$1,618	$38,425

	December 31, 2002
	Carrying Value	Fair Value	Notional Amount
	(In Millions)
Interest rate swaps	$1,262	$1,262	$21,927
Currency swaps	230	230	1,112
Options	139	139	9,275
Forward commitments, equity and asset swaps	60	60	4,122
Interest rate caps & floors	22	22	1,000
Financial futures – short positions	–	–	425
Financial futures – long positions	–	–	889

Total	$1,713	$1,713	$38,750

Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

Net investment income on derivative instruments was $451 million, $396 million, and $171 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes To Statutory Financial Statements, Continued

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values are based on quoted market prices, when available. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These valuation techniques require management to develop a significant number of assumptions, including discount rates and estimates of future cash flow. Derived fair value estimates cannot be substantiated by comparison to independent markets or to disclosures by other companies with similar financial instruments. These fair value disclosures may not represent the amount that could be realized in immediate settlement of the financial instrument. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Bonds and stocks: Estimated fair value of bonds and stocks is based on values provided by the NAIC’s Securities Valuation Office (“SVO”) when available. If SVO values are not available, quoted market values provided by other third party organizations are used. If quoted market values are unavailable, fair value is determined by discounting expected future cash flows using current market rates applicable to yield, credit quality and maturity of the investment or using quoted market values for comparable investments.

Mortgage loans: The fair value of mortgage loans is estimated by discounting expected future cash flows using current interest rates for similar loans with similar credit risk. For non-performing loans, the fair value is the estimated collateral value of the underlying real estate.

Policy loans, cash and short-term investments: Estimated fair value for these instruments approximates the carrying amounts reported in the Statutory Statements of Financial Position.

Derivative financial instruments: Estimated fair value for these instruments is based upon quotations obtained from independent sources.

Investment-type insurance contracts and funding agreements: The estimated fair value is determined by discounting future cash flows at current market rates.

The following table summarizes the Company’s financial instruments:

	December 31,
	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Millions)
Financial assets:
Bonds	$32,567	$34,218	$27,782	$29,940
Common stocks	733	733	649	649
Preferred stocks	234	250	219	223
Mortgage loans	7,643	8,152	7,048	7,755
Policy loans	6,564	6,564	6,253	6,253
Derivative financial instruments	1,618	1,618	1,713	1,713
Cash and short-term investments	6,535	6,535	8,178	8,178
Financial liabilities:
Funding agreements	3,405	3,511	2,705	2,829
Investment-type insurance contracts	10,298	10,293	9,982	9,991

7.	FIXED ASSETS

The company has fixed assets, comprised primarily of internally developed software, operating software, EDP equipment, office equipment, and furniture. Fixed assets amounted to $165 million and $200 million, net of accumulated depreciation of $230 million and $189 million, at December 31, 2003 and 2002, respectively. Depreciation expense on fixed assets for the years ended December 31, 2003, 2002 and 2001 was $63 million, $55 million, and $33 million, respectively.

Notes To Statutory Financial Statements, Continued

8.	SURPLUS NOTES

Surplus notes of $250 million at 5.625% due in 2033, $100 million at 7.500% due in 2024 and $250 million at 7.625% due in 2023, were issued by the Company in 2003, 1994, and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. These surplus notes are held by bank custodians for unaffiliated investors. Issuance was approved by the Division.

All payments of interest and principal are subject to the prior approval of the Division. Anticipated sinking fund payments are due as follows: $62 million in 2021, $88 million in 2022, $150 million in 2023, and $50 million in 2024. There are no sinking fund requirements for the note issued in 2003.

Interest on the notes issued in 1994 is paid on March 1 and September 1 of each year to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 2003 and 1993 is paid on May 15 and November 15 of each year to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Division. Interest of $34 million, $27 million and $27 million was approved and paid in 2003, 2002, and 2001, respectively.

9.	RELATED PARTY TRANSACTIONS

The Company has management and service contracts and cost sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of the contracts and arrangements related to subsidiaries and affiliates were $155 million, $194 million and $208 million for 2003, 2002, and 2001, respectively. The majority of these fees were from C.M. Life Insurance Company (“C.M. Life”), which accounted for $121 million in 2003, $162 million in 2002, and $172 million in 2001.

Various unconsolidated subsidiaries and affiliates, including David L. Babson & Company, Inc. (“David L. Babson”), a subsidiary of DLB Acquisition Corporation, provide investment advisory services for the Company. Total fees for such services were $132 million, $116 million and $101 million for 2003, 2002 and 2001, respectively. In addition, an unconsolidated subsidiary provides administrative services for employee benefit plans to the Company. Total fees for such services were $8 million, $9 million and $9 million for 2003, 2002 and 2001, respectively.

In 2003, the Company entered into a modified coinsurance agreement with its affiliate, MassMutual Life Insurance Company of Japan (“MassMutual Japan”) on certain life insurance products. In 2003, the Company assumed premium of $41 million. Fees and other income include a $40 million expense allowance. Total policyholders’ benefits assumed were $12 million. A modified coinsurance adjustment of $17 million was paid to MassMutual Japan in 2003.

The Company has reinsurance agreements with its subsidiaries, C.M. Life and MML Bay State Life Insurance Company (“Bay State”), including stop-loss and modified coinsurance agreements on life insurance products. Total premium assumed on these agreements were $239 million in 2003, $153 million in 2002 and $410 million in 2001. Fees and other income include a $104 million, $98 million and $53 million expense allowance in 2003, 2002 and 2001, respectively. Total policyholders’ benefits incurred on these agreements were $62 million in 2003, $46 million in 2002 and $50 million in 2001. A modified coinsurance adjustment of $37 million was received from Bay State and C.M. Life both in 2003 and 2002, whereas net modified coinsurance adjustments of $296 million were paid to certain unconsolidated subsidiaries in 2001. In 2003 and 2002, experience refunds of $16 million and $6 million were received from Bay State and C.M. Life whereas in 2001, an experience refund of $3 million was received from C.M. Life.

The Company participates in variable annuity exchange programs with its subsidiary, C.M. Life, whereby certain Company variable annuity contractholders can make a non-taxable exchange of their contract for an enhanced C.M. Life variable annuity contract. Surrender benefits, related to these exchange programs, were $117 million, $256 million and $296 million in 2003, 2002 and 2001, respectively. The Company has an agreement with C.M. Life to compensate the Company for the lost revenue associated with the exchange of these contracts. As a result of these exchanges, the Company had commissions receivable of $1 million and $5 million recorded as of December 31, 2003 and 2002, respectively and received commissions of $9 million, $5 million and $15 million from C.M. Life for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes To Statutory Financial Statements, Continued

The Company has outstanding amounts due to affiliates David L. Babson of $16 million at 4.7% and Cornerstone Real Estate Advisers, Inc. of $3 million at 5.0%. The amounts are due in 2008 and 2007, respectively, but early repayment may be made at the option of the Company. Both are payable semi-annually in arrears. Through December 31, 2003, interest accrued and paid was less than $1 million.

10.	INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company has two primary domestic life insurance subsidiaries, C.M. Life, a direct subsidiary which primarily writes variable annuities and universal life insurance, and Bay State, an indirectly-owned subsidiary which primarily writes variable life and corporate owned life insurance business.

The Company’s wholly-owned subsidiary, MassMutual Holding Company, Inc. (“MMHC”), owns subsidiaries which include retail and institutional asset management, registered broker dealer, and international life and annuity operations.

During 2003, 2002 and 2001, the Company received $150 million, $100 million and $155 million, respectively, in dividends from such subsidiaries. Operating results, less dividends declared, for such subsidiaries are reflected as net unrealized capital gains in the Statutory Statements of Changes in Policyholders’ Contingency Reserves. The Company holds debt issued by MMHC and its subsidiaries of $2,270 million and $2,452 million at December 31, 2003 and 2002, respectively. The Company recorded interest of $132 million, $120 million and $138 million in 2003, 2002 and 2001, respectively.

During 2003, 2002 and 2001, the Company contributed additional paid-in capital of $256 million, $255 million, and $208 million, respectively, to unconsolidated subsidiaries, principally C.M. Life and MMHC.

Summarized below is statutory financial information for the unconsolidated domestic life insurance subsidiaries as of December 31 and for the years then ended:

	2003	2002	2001
	(In Millions)
Total revenue	$1,926	$2,314	$2,187
Net income (loss)	105	(16)	4
Assets	11,690	9,994	9,344
Liabilities	11,081	9,446	8,963

Summarized below is GAAP financial information for other unconsolidated subsidiaries as of December 31 and for the years then ended:

	2003	2002	2001
	(In Millions)
Total revenue	$3,230	$3,026	$2,443
Net income	274	22	61
Assets	14,824	12,924	11,770
Liabilities	13,557	12,055	10,891

11.	BENEFIT PLANS

The Company provides multiple benefit plans including retirement plans and life and health benefits, to employees, certain employees of unconsolidated subsidiaries, agents and retirees.

Pension and savings plan

The Company has funded and unfunded non-contributory defined benefit pension plans. The plans cover substantially all employees and agents. For some participants, benefits are based on the greater of a formula based on either final average earnings and length of service or the cash balance formula. For other participants, benefits are based only on an account balance that takes into consideration age, service and salary during their careers.

As permitted by the Division, a portion of the prepaid pension asset of the Company, prior to December 31, 2003, was allowed as an admitted asset. The Company recognized a plan asset of $128 million at December 31, 2002. At December 31,

Notes To Statutory Financial Statements, Continued

2003, the prepaid pension asset was non-admitted. Pension plan assets are invested in group annuity contracts which invest in the Company’s general and separate accounts.

The Company’s policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company contributed $48 million for the year ended December 31, 2003. No funding was made for the years ended December 31, 2002 and 2001.

The Company sponsors funded and unfunded defined contribution plans for substantially all of its employees and agents. The Company contributes to the funded plan by matching participant contributions up to three percent of pay, within certain limits, based on years of service and the financial results of the Company each year. Company contributions, and any related earnings, are vested based on years of service using a graduated vesting schedule with full vesting after three years of service.

The matching contributions by the Company were $18 million, $15 million and $15 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included as a component of net income as operating expenses.

The Company also maintains a money purchase pension plan for agents, which was frozen in 2001.

Other postretirement benefits

The Company provides certain life insurance and health care benefits (“other postretirement benefits”) for its retired employees and agents, and their beneficiaries and dependents. The health care plan is contributory; the basic life insurance plan is non-contributory. Substantially all of the Company’s employees and agents may become eligible to receive other postretirement benefits. These benefits are funded as considered necessary by the Company’s management. The postretirement health care plans include a limit on the Company’s share of costs for recent and future retirees.

The initial transition obligation of $138 million is being amortized over twenty years through 2012. At December 31, 2003 and 2002, the net unfunded accumulated benefit obligation was $266 million and $245 million, respectively, for employees and agents eligible to retire or currently retired and $37 million and $32 million, respectively, for participants not eligible to retire.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernize Act of 2003 was enacted that expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. The retiree medical obligations and costs reported in these financial statements do not yet reflect the impact of those new Medicare benefits. By 2006, the Company expects to modify its retiree medical plans to adapt to the new Medicare prescription drug program. As a result of the additional federal subsidies for retiree prescription drug costs, the Company anticipates that its overall obligations and costs will be lower once those modifications are reflected.

Notes To Statutory Financial Statements, Continued

In 2003, prepaid benefit costs are non-admitted. In 2002, prepaid benefit costs are included in other assets. Accrued benefit costs are included in other liabilities in the Company’s Statutory Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity is summarized below:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
	(In Millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$986	$855	$261	$223
Service cost	27	25	5	6
Interest cost	65	60	17	16
Contribution by plan participants	–	–	5	6
Actuarial gain	11	20	14	31
Benefits paid	(58)	(52)	(20)	(21)
Plan amendments	–	1	–	–
Business combinations, divestitures, curtailments, settlements and special termination benefits	–	–	–	–
Change in actuarial assumption	95	77	–	–

Benefit obligation at end of year	$1,126	$986	$282	$261

Change in plan assets:
Fair value of plan assets at beginning of year	$846	$928	$16	$17
Actual return on plan assets	115	(42)	–	–
Employer contribution	61	12	15	14
Benefits paid	(58)	(52)	(20)	(21)
Contributions by plan participants	–	–	5	6
Business combinations, divestitures and settlements	–	–	–	–

Fair value of plan assets at end of year	$964	$846	$16	$16

Funded status of the plan	$(162)	$(140)	$(266)	$(245)
Unrecognized net loss	487	434	60	44
Remaining net obligation at initial date of application	8	9	48	53
Effect of fourth quarter activity	3	1	6	4

Prepaid assets (accrued liabilities)	336	304	$(152)	$(144)

Less assets non-admitted	(475)	(312)

Net amount recognized	$(139)	$(8)

Benefit obligation for non-vested employees	$24	$20	$37	$32

Notes To Statutory Financial Statements, Continued

Net periodic (benefit) cost is included in operating expenses on the Statutory Statements of Income for the years ended December 31, 2003 and 2002 and contains the following components:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
	(In Millions)
Components of net periodic (benefit) cost:
Service cost	$27	$25	$6	$6
Interest cost	65	60	17	16
Expected return on plan assets	(79)	(82)	(1)	(1)
Amortization of unrecognized transition obligation	1	–	5	5
Amount of recognized (gains) and losses	12	1	1	–

Total net periodic (benefit) cost	$26	$4	$28	$26

Amounts recognized in the Statutory Statements of Financial Position:
Prepaid pension plan asset	$467	$431	$–	$–
Intangible assets	8	9	–	–
Less assets non-admitted	475	312	–	–

Net prepaid pension plan asset	–	128	–	–
Accrued benefit liability	(173)	(154)	(152)	(144)
Policyholders’ contingency reserves	34	18	–	–

Net amount recognized	$(139)	$(8)	$(152)	$(144)

The assumptions at September 30, 2003 and 2002 used by the Company to calculate the benefit obligations as of those dates and to determine the benefit costs in the subsequent plan year are as follows:

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
Discount rate	6.00%	6.75%	6.00%	6.75%
Increase in future compensation levels	4.00%	4.00%	4.00%	5.00%
Long-term rate of return on assets	8.00%	8.00%	6.00%	6.75%
Health care cost trend rate	–	–	9.00%	10.00%
Ultimate health care cost trend rate after gradual decrease until 2007	–	–	5.00%	5.00%

A one percent increase in the annual assumed inflation rate of medical costs would increase the 2003 accumulated post retirement benefit liability and benefit expense by $18 million and $1 million, respectively. A one percent decrease in the annual assumed inflation rate of medical costs would decrease the 2003 accumulated post retirement benefit liability and benefit expense by $16 million and $1 million, respectively.

The net expense charged to operations for all employee benefit plans was $132 million, $87 million and $55 million for the years ended December 31, 2003, 2002 and 2001, respectively.

12.	REINSURANCE

The Company cedes insurance to other insurers in order to limit its insurance risk. Such transfers do not relieve the Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. The Company records a receivable for reinsured benefits paid and reduces policyholders’ reserves and funds for the portion of insurance liabilities that are reinsured. The cost of reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Premium ceded was $328 million, $277 million and $220 million and reinsurance recoveries were $187 million, $156 million and $135 million for the periods ended December 31, 2003, 2002 and 2001, respectively. Amounts recoverable from reinsurers were $47 million and $50 million as of December 31, 2003 and 2002, respectively. At December 31, 2003, seven reinsurers accounted for 77% of the outstanding reinsurance recoverable.

Notes To Statutory Financial Statements, Continued

13.	FEDERAL INCOME TAXES

Federal income taxes are based upon the Company’s best estimate of its current and deferred tax liabilities. Deferred income taxes, which provide for book versus tax temporary differences, are subject to limitations and are charged directly to policyholders’ contingency reserves. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and policy acquisition costs, and of permanent differences such as policyholder dividends and tax credits, results in effective tax rates which differ from the federal statutory tax rate.

The components of the net deferred tax asset recognized in the Company’s assets, liabilities and policyholders’ contingency reserves are as follows:

	December 31,
	2003	2002
	(In Millions)
Total gross deferred tax assets	$2,013	$2,044
Total gross deferred tax liabilities	(1,215)	(1,043)

Net deferred tax asset	798	1,001
Deferred tax assets non-admitted	(427)	(479)

Net admitted deferred tax asset	$371	$522

Decrease (increase) in non-admitted asset	$52	$(8)

The provision for incurred taxes (benefit) on earnings are as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Federal income tax (benefit) expense	$(132)	$(144)	$116
Foreign income tax expense	10	6	6

	(122)	(138)	122
Federal income tax on net capital (losses) gains	–	(9)	22

Federal and foreign income tax (benefit) expense	$(122)	$(147)	$144

Notes To Statutory Financial Statements, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2003	2002
	(In Millions)
Deferred tax assets:
Reserve items	$574	$557
Policy acquisition costs	389	374
Non-admitted assets	244	180
Policyholder dividend related items	234	340
Investment items	208	102
Pension and compensation related items	166	134
Unrealized investment losses	62	270
Other	136	87

Total deferred tax assets	2,013	2,044
Non-admitted deferred tax assets	(427)	(479)

Admitted deferred tax assets	1,586	1,565

Deferred tax liabilities:
Unrealized investment gains	649	–
Deferred and uncollected premium	177	167
Investment items	162	656
Pension items	162	149
Other	65	71

Total deferred tax liabilities	1,215	1,043

Net admitted deferred tax assets	$371	$522

The change in net deferred income taxes is comprised of the following:

2003
(In Millions)
Change in deferred tax assets	$(31)
Change in deferred tax liabilities	(172)

(Decrease) increase in deferred tax asset	(203)
Tax effect of unrealized gains (losses)	284

Change in net deferred income tax	$81

The provision for federal and foreign income taxes incurred (benefit received) is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows:

	2003	2002	2001
	(In Millions)
Provision computed at statutory rate	$70	$421	$340
Investment items	(138)	(58)	(70)
Tax credits	(38)	(36)	(33)
Policyholder dividends	(34)	(174)	(17)
Non-admitted assets	(52)	(179)	(70)
Other	(11)	(11)	51

Total	$(203)	$(37)	$201

Federal and foreign income tax benefit	$(122)	$(147)	$144
Change in net deferred income taxes	(81)	110	57

Current income tax	$(203)	$(37)	$201

During the years ended December 31, 2003, 2002 and 2001, the Company paid federal income taxes in the amounts of $107 million, $195 million and $210 million, respectively. As of December 31, 2003, federal income taxes paid in the current

Notes To Statutory Financial Statements, Continued

and prior years that will be available for recovery in the event of future net losses were as follows: $101 million in 2003; $75 million in 2002; and $153 million in 2001.

On March 9, 2002, the Job Creation and Worker Assistance Act of 2002 (the “Act”) was signed into law. One of the provisions of the Act modified the 2003, 2002 and 2001 tax deductibility of the Company’s dividends paid to policyholders. As a result of the Act, for the period ended December 31, 2002, the Company’s tax liability established prior to December 31, 2001 has been reduced by $82 million.

The Company plans to file its 2003 federal income tax return with its eligible subsidiaries and certain affiliates. The Company and its eligible subsidiaries and certain affiliates are subject to a written tax-allocation agreement, which allocates the group’s tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

The United States Internal Revenue Service has completed its examination of the Company’s income tax returns through the year 1997 and is currently examining the years 1998 through 2000. Management believes adjustments that may result from such examinations will not materially impact the Company’s financial position.

14.	BUSINESS RISKS, COMMITMENTS AND CONTINGENCIES

a.	Risks and uncertainties

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the durations of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability matching techniques that account for the cash flow characteristics of the assets and liabilities. Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk existed as of December 31, 2003 and 2002 and for the three years ended December 31, 2003.

b.	Leases

The Company leases office space and equipment in the normal course of business under various non-cancelable operating lease agreements. Total rental expense on operating leases was $39 million, $34 million and $33 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease commitments are as follows:

(In Millions)
2004	$32
2005	27
2006	21
2007	17
2008	13
Thereafter	8

Total	$118

c.	Guaranty funds

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and policy claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes.

Notes To Statutory Financial Statements, Continued

The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

d.	Litigation

The Company is involved in litigation arising in and out of the normal course of business, including class action and purported class actions suits, which seek both compensatory and punitive damages. While the Company is not aware of any actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially impact the Company’s financial positions, results of operations, or liquidity.

e.	Commitments

In the normal course of business, the Company provides specified guarantees and funding to MMHC and certain of its subsidiaries. At December 31, 2003 and 2002, the Company had approximately $925 million and $450 million of outstanding unsecured funding commitments, respectively, and a $500 million support agreement related to unsecured credit facilities. In the normal course of business, the Company enters into letter of credit arrangements. At December 31, 2003 and 2002, the Company had approximately $68 million and $63 million of outstanding letters of credit, respectively. At December 31, 2003, the Company had no liability attributable to the support agreement, letters of credit, or the funding commitments.

In the normal course of business, the Company enters into commitments to purchase certain investments. At December 31, 2003, the Company had outstanding commitments to purchase privately placed securities, mortgage loans and partnerships and LLCs, which totaled $695 million, $403 million and $827 million, respectively.

Certain commitments and guarantees of the Company provide for the maintenance of subsidiary regulatory capital and surplus levels and liquidity sufficient to meet certain obligations. These commitments and guarantees are not limited as to the amount necessary to satisfy the terms of the agreement. At December 31, 2003 and 2002, the Company had no outstanding obligations attributable to these commitments and guarantees.

15.	WITHDRAWAL CHARACTERISTICS

a.	Annuity actuarial reserves and deposit fund liabilities

The withdrawal characteristics of the Company’s annuity actuarial reserves and deposit fund liabilities at December 31, 2003 are illustrated below:

	Amount	% of Total
	(In Millions)
Subject to discretionary withdrawal – with market value adjustment	$28,330	75%
Subject to discretionary withdrawal – without market value adjustment	2,350	6
Not subject to discretionary withdrawal	7,365	19

Total	$38,045	100%

Of the $28,330 million subject to discretionary withdrawal with market value adjustment, $21 million is subject to surrender charges of less than 5%.

Notes To Statutory Financial Statements, Continued

b.	Separate accounts

Information regarding the separate accounts of the Company, as of and for the period ended December 31, 2003, is as follows:

	Guaranteed	Non-Guaranteed	Total
	(In Millions)
Net premium, considerations or deposits	$4	$3,422	$3,426

Reserves:
For accounts with assets at:
Fair value	$393	$22,401	$22,794
Amortized cost	1	–	1

Total reserves	394	22,401	22,795
Non-policy liabilities	–	117	117

Total	$394	$22,518	$22,912

By withdrawal characteristics:
Subject to withdrawal:
At book value without fair value adjustment and current surrender charge of 5% or more	$–	$273	$273
At fair value	393	22,100	22,493
At book value without fair value adjustment and with current surrender charge less than 5%	–	28	28

Subtotal	393	22,401	22,794
Not subject to discretionary withdrawal	1	–	1
Non-policy liabilities	–	117	117

Total	$394	$22,518	$22,912

Notes To Statutory Financial Statements, Continued

16.	SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 2003, is illustrated below. Subsidiaries are wholly-owned, except as noted.

Subsidiaries of Massachusetts Mutual Life Insurance Company

CM Assurance Company

CM Benefit Insurance Company

C.M. Life Insurance Company

MassMutual Holding Company

MassMutual Mortgage Finance, LLC

MassMutual Owners Association, Inc.

The MassMutual Trust Company, FSB

MML Distributors, LLC

Subsidiaries of C.M. Life Insurance Company

MML Bay State Life Insurance Company

Subsidiaries of MassMutual Holding Company

CM Property Management, Inc.

HYP Management, Inc.

MassMutual Assignment Company

MassMutual Benefits Management, Inc.

MassMutual Funding, LLC

MassMutual Holding MSC, Inc.

MassMutual International, Inc.

MMHC Investment, Inc.

MML Investors Services, Inc.

MML Realty Management Corporation

Urban Properties, Inc.

Antares Capital Corporation – 80.0%

Cornerstone Real Estate Advisers, Inc.

DLB Acquisition Corporation – 98.2%

Oppenheimer Acquisition Corporation – 96.3%

Affiliates of Massachusetts Mutual Life Insurance Company

MML Series Investment Funds

MassMutual Institutional Funds

17.	SUBSEQUENT EVENT

In late June 2004, the Company entered into a proposed settlement agreement and received preliminary court approval resolving litigation proceedings involving alleged sales practices claims. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. The settlement agreement resulted in the establishment of a liability of approximately $260 million during the second quarter of 2004. This estimated amount represents the cost to the Company of the settlement including related expenses and will be revised as policyholders make elections.

PART C

OTHER INFORMATION

Item 27.	Exhibits

Exhibit (a)	i	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account.[1]

Exhibit (b)	Not Applicable

Exhibit (c)	i.	Form of distribution servicing agreement between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company.[2]
	ii.	Form of co-underwriting agreement between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company.[2]

Exhibit (d)	i.	Form of Survivorship Flexible Premium Adjustable Variable Life Insurance Policy[3]
	ii	Form of Estate Protection Rider[3]
	iii.	Form of Policy Split Option Rider[3]
	iv.	Form of Survivorship Term Rider[3]

Exhibit (e)	Form of application for Survivorship Flexible Premium Adjustable Variable Life Insurance Policy.[3]

Exhibit (f)	i.	Copy of the Charter of Incorporation of Massachusetts Mutual Life Insurance Company.[4]
	ii.	By-Laws of Massachusetts Mutual Life Insurance Company.[4]

Exhibit (g)	Form of Reinsurance Contracts.[5]

Exhibit (h)	Form of Participation Agreements
	i.	American Century Variable Portfolios, Inc.[6]
	ii.	American Funds Insurance Series®[7]
	iii.	BT Insurance Funds Trust[8]
	iv.	Variable Insurance Products Fund II6
	v.	Goldman Sachs Variable Insurance Trust[9]
	vi.	INVESCO Variable Investment Funds, Inc.[10]
	vii.	Janus Aspen Series[8]
	viii.	Massachusetts Financial Services (MFS)[8]
	ix.	Oppenheimer Variable Account Funds[1]
	x.	Panorama Series Fund, Inc.[1]
	xi.	T. Rowe Price Equity Series, Inc.[9]
	xii.	Franklin Templeton Variable Insurance Products Trust[8]

Exhibit (i)	Not Applicable

Exhibit (j)	Not Applicable

Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered.*

Exhibit (l)	Not Applicable

Exhibit (m)	Not Applicable

Exhibit (n)	i.	Independent Auditors’ Consent, Deloitte & Touche LLP.*
	ii.	Powers of Attorney[11]
a. Power of Attorney – Roger G. Ackerman and Patricia Diaz Dennis[12]

Exhibit (o)	Not Applicable

Exhibit (p)	Not Applicable

Exhibit (q)	SEC Procedures Memorandum describing Massachusetts Mutual Life Insurance Company’s (“MassMutual”) issuance, transfer, and redemption procedures for the Policy.*

[1]	Incorporated by reference to Initial Registration Statement No. 333-22557, filed with the Commission as an exhibit on February 28, 1997.

[2]	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-89798, dated May 1, 1997.

[3]	Incorporated by reference to Initial Registration Statement No. 333-114171, filed with the Commission as an exhibit on April 2, 2004.

[4]	Incorporated by reference to Initial Registration Statement No. 333-45039, filed with the Commission as an exhibit on January 28, 1997.

[5]	Incorporated by reference to Post-Effective Amendment No 2 to Registration Statement No. 333-50410, filed with the Commission as an exhibit on July 8, 2002.

[6]	Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-41657, filed with the Commission as an exhibit on May 26, 1998.

[7]	Incorporated by reference to Pre-Effective amendment No. 1 to Registration Statement No. 333-101495, filed with the Commission as an exhibit in March 27, 2003.

[8]	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-80991, filed with the Commission as an exhibit on September 20, 1999.

[9]	Incorporated by reference to Initial Registration Statement No. 333-65887, filed with the Commission as an exhibit on October 20, 1998.

[10]	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-80991, filed with the Commission as an exhibit in April, 2000.

[11]	Incorporated by reference to Initial Registration Statement No. 333-112626, filed with the Commission as an exhibit on February 9, 2004.

[12]	Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement No. 333-49475, filed with the Commission as an exhibit on February 24, 2004.

* Filed herewith.

Item 28.	Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Corning, Inc. Chairman (2001) Chairman and Chief Executive Officer (1996–2000)

James R. Birle, Director 75 Clapboard Ridge Road Greenwich, CT 06830	Resolute Partners, LLC Chairman (since 1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991–2000)

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20080	WGL Holdings, Inc. Chairman and Chief Executive Officer (since 2001) Chairman, President, and Chief Executive Officer (2000–2001) Chairman and Chief Executive Officer (1998–2000)

Patricia Diaz Dennis, Director 2600 Camino Ramon, Room 4CS100 San Ramon, CA 94853	SBC West Senior Vice President, General Counsel & Secretary (since 2002) SBC Communications Inc. Senior Vice President—Regulatory and Public Affairs (1998–2002)

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Ocean Energy, Inc. Vice Chairman (1998–1999)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Visiting Fellow (since 1995)

Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

Wyeth (formerly American Home Products)

    Chairman, President and Chief Executive Officer (since 2002)

    President and Chief Executive Officer (2001)

    President and Chief Operating Officer (2000–2001)

    Executive Vice President (1997–2000)

Wyeth-Ayerst Pharmaceuticals

    President (1997–2000)

Robert M. Furek, Director 70 Waterside Lane West Hartford, CT 06107	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997–2000)

Carol A. Leary, Director 588 Longmeadow Street Longmeadow, MA 01106	Bay Path College President (since 1994)

William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996–1996)

John F. Maypole, Director 55 Sandy Hook Road—North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Chairman (since 2000), Director, President and Chief Executive Officer (since 1999)

Marc Racicot, Director 2000 K Street, N.W., Suite 500 Washington, DC 20006-1872	Bracewell & Patterson, LLP Partner (since 2001) State of Montana Governor (1993–2000)

1

Executive Vice Presidents

Name, Position, Business Address	Principal Occupation(s) During Past Five Years

Susan A. Alfano 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996–2001)

Frederick C. Castellani 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996–2001)

Howard E. Gunton 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999–2001) AIG Life Insurance Co. Senior Vice President & CFO (1973-1999)

James E. Miller 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 1997 and 1987-1996)

John V. Murphy 1295 State Street Springfield, MA 01111

OppenheimerFunds, Inc.

    Chairman, President, and Chief Executive Officer (since 2001)

    President & Chief Operating Officer (2000–2001)

Massachusetts Mutual Life Insurance Company

    Executive Vice President (since 1997)

Andrew Oleksiw 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2003) Senior Vice President (1999–2003) First Union Senior Vice President (1993–1999)

Stuart H. Reese 1295 State Street Springfield, MA 01111

David L. Babson and Co. Inc.

    Chairman and Chief Executive Officer (since 2001)

    President and Chief Executive Officer (1999–2001)

Massachusetts Mutual Life Insurance Company

    Executive Vice President and Chief Investment Officer (since 1999)

Chief Executive Director—Investment Management (1997–1999)

Toby Slodden 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2003) Senior Vice President (1999–2003) Vice President (1998–1999)

Matthew E. Winter 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1998–2001) Vice President (1996–1998)

2

Item 29.	Persons Controlled by or Under Common Control with the Depositor or the Registrant.

2

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

E.	MassMutual Holding LLLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual	Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker-dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

1.)	DISA Insurance Services of America (Dec. 22, 1981), Inc., an Alabama corporation which operates as an insurance broker.

2.)	MML Insurance Agency of Mississippi, P.C. (May 2, 1996), a Mississippi corporation which operates as an insurance broker.

b.	MML Partners, LLC, a Delaware limited liability company which operates as a securities broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. - 46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding LLC - 99%)

a.	Antares Asset Management, Inc., a Delaware corporation, provides investment advisory/investment management services to private investment funds.

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4.	Cornerstone Real Estate Advisers, Inc. (Jan. 20, 1994), a Massachusetts corporation which operates as an investment adviser.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.—50%; MML Realty Management Corporation—50%).

5.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios. (David L. Babson & Company Inc.—100%)

b.	Babson Securities Corporation (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

c.	Babson Capital Management Corp., a California corporation which holds a real estate license.

d.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (David L. Babson & Company Inc. is a limited partner in AM with a controlling interest—58%).

e.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (David L. Babson & Company Inc. owns a controlling interest -58%—of DP.)

f.	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund know as Leland.

g.	Babson Capital Management Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

1.) Duke Street Capital Debt Management Limited, an institutional debt-fund manager organized under the laws of England and Wales.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding LLC – 96.2%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.) Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2.) OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.) Oppenheimer Partnership Holdings, Inc. (Nov. 28, 1989), a Delaware corporation which operates as a holding company.

3.) Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

5.) Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

6.) Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

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7.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

8.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds (Asia) Limited, a Hong Kong mutual fund marketing company. (5% by OFI)

9.)	OppenheimerFunds International, Ltd. (July 9, 1997) is a Dublin based investment advisor that advises the Oppenheimer offshore funds known as the Oppenheimer Funds plc.

10.)	Tremont Capital Management, Inc. (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

a.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

i.)	Tremont Life Holdings Limited (Dec. 12, 2001), a corporation organized under the laws of Bermuda. (less than 10% is owned by Tremont (Bermuda), Ltd.)

b.)	Tremont Partners, Inc., (1984) a registered investment adviser.

c.)	Tremont Capital Management Limited

d.)	Tremont Futures, Inc. (July 14, 1998), a commodity pool operator and commodity trading adviser.

e.)	Tremont Securities, Inc., a registered broker dealer.

f.)	Tremont Investment Management, Inc. (owned 70% by Tremont Capital Management, Inc.)

g.)	Credit Suisse First Boston Tremont Index LLC (less than 25% owned by Tremont Capital Management, Inc.)

6.	CM Property Management, Inc. (Dec. 23, 1976), a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

7.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

8.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

10.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

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a.	MassMutual/Darby CBO IM Inc. (Dec. 5, 1997), a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.—50%)

11.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation—50%; Cornerstone Real Estate Advisers, Inc.—50%).

12.	Urban Properties, Inc. (March 25, 1970), a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

13.	MassMutual International, Inc. (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.) and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 12% of MassMutual Life Insurance Company in Japan.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd.—50%, Elroy Chan—50% (in trust for MassMutual Asia Ltd.))

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd.—50%, Elroy Chan—50% (in trust for MassMutual Asia Ltd.))

b.	MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.—92.4%; MassMutual Holding LLC—.01%; Darby Chile Holding II, LLC – 7.5%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A.—33.4%)

2.)	Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.—33.5%)

c.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

d.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc. – 99.9%; MassMutual Holding LLC—.01%)

e.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

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1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc.—38%)

a.)	Fuh Hwa Investment Trust Co. Ltd, a mutual fund firm in Taiwan (MM Mercuries Life Insurance Company—31%; MassMutual International Holding MSC, Inc.—18.4%)

f.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc.—86.1%; MM Real Estate Co., Ltd.—1.7%; Protective Capital (International) Ltd.—12.2%)

1.)	MM Real Estate Co., Ltd., a Japanese premium collection service provider. (MassMutual Life Insurance Company—4.8%; MassMutual International, Inc.—95.2%)

2.)	MassMutual Leasing Company, a Japanese company that leases office equipment and performs commercial lending. (MM Real Estate Co., Ltd.—90%; MassMutual Life Insurance Company—10%.)

14.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

15.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

16.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MMLA UK Limited, a representative company based in England.

F. MassMutual Mortgage Finance, LLC (May 11, 1998), a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

G. The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

H. MassMutual Owners Association, Inc. (Feb. 14, 2002), a Massachusetts company which is authorized to conduct sales and marketing operations.

I. MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment advisor.

II.	REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

A. DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson & Company Inc. MassMutual owns at least 25% of each series of shares issued by the fund.

B. MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

C. MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust. Registered to do business in Alabama and Colorado.

D. MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

E. MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

F. Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

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Item 30.	Indemnification

Massachusetts Mutual Life Insurance Company’s (“MassMutual”) directors and officers are indemnified under Article V of the by-laws of MassMutual, as set forth below.

Article V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 193, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a)	MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b)	MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Thomas A. Monti	President	One Monarch Place
	CEO	1414 Main Street
Springfield, MA 01144-1013

Margaret Sperry	Member Representative	1295 State Street
	Massachusetts Mutual	Springfield, MA 01111
Life Insurance Co.
MassMutual Holding Co.

Ronald E. Thomson	Vice President	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Michael L. Kerley	Vice President,	1295 State Street
	Assistant Secretary	Springfield, MA 01111
Chief Legal Officer

Matthew E. Winter	Executive Vice President	1295 State Street
Springfield, MA 01111

William F. Monroe, Jr.	Vice President	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Michele G. Lattanzio	Treasurer	One Monarch Place
	Chief Financial Officer	1414 Main Street
Springfield, MA 01144-1013

Frank A. Stellato	Assistant Treasurer	One Monarch Place
1414 Main Street
Springfield, MA 01144-1013

Ann F. Lomeli	Secretary	1295 State Street
Springfield, MA 01111-0001

(c) Name of Principal	Net Underwriting	Other
Underwriter	Commissions	Compensation
MML Distributors, LLC	N/A/1/	N/A/2/

/1/	Commissions will be paid through MML Distributors to agents and selling brokers for selling the policy. Since sales of SVUL GuardSM have not commenced as of this date, no commissions have been paid to date.

/2/	MML Distributors receives compensation for its activities as underwriter for the Separate Account. Since sales of SVUL GuardSM have not commenced as of this date, no compensation has been paid to date.

Item 32.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, Massachusetts 01111.

Item 33.	Management Services

Not Applicable

Item 34.	Fee Representation

REPRESENTATION UNDER SECTION 26(e)(2)(A) OF

THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable universal life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the Registrant, Massachusetts Mutual Life Variable Life Separate Account I, has duly caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-114171 to be signed on its behalf by the undersigned, duly authorized in the City of Springfield and the Commonwealth of Massachusetts on the 28th day of July, 2004.

MASSACHUSETTS MUTUAL LIFE VARIABLE LIFE SEPARATE ACCOUNT I MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Robert J. O’Connell*
Robert J. O’Connell, Director, Chairman, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/s/ Robert Ligouri	On July 28, 2004, as Attorney-in-Fact pursuant to powers of attorney incorporated by reference.
*Robert Liguori

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-114171 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT J. O’CONNELL* Robert J. O’Connell	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 28, 2004

/s/ HOWARD GUNTON* Howard Gunton	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 28, 2004

/s/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	July 28, 2004

/s/ JAMES R. BIRLE* James R. Birle	Director	July 28, 2004

/s/ GENE CHAO* Gene Chao	Director	July 28, 2004

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	July 28, 2004

/s/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	July 28, 2004

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	July 28, 2004

/s/ WILLIAM B. ELLIS* William B. Ellis, Ph.D.	Director	July 28, 2004

/s/ ROBERT ESSNER* Robert Essner	Director	July 28, 2004

/s/ ROBERT M. FUREK* Robert M. Furek	Director	July 28, 2004

/s/ WILLIAM N. GRIGGS* William N. Griggs	Director	July 28, 2004

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	July 28, 2004

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	July 28, 2004

/s/ MARC RACICOT* Marc Racicot	Director	July 28, 2004

/s/ ROBERT LIGUORI *Robert Liguori	on July 28, 2004, as Attorney-in-Fact pursuant to powers of attorney.

INDEX TO EXHIBITS

Exhibit	(k)	Opinion and Consent of Counsel as to the legality of the securities being registered.

Exhibit	(n)	i.	Independent Registered Public Accounting Firm

Exhibit	(q)	SEC Procedures Memorandum describing MassMutual’s issuance, transfer, and redemption procedures for the Policy